Adobe Inc.
Notice of 2023 Annual Meeting of Stockholders and Proxy Statement



Adobe

40 Years of Changing the World Through Digital Experiences


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To our stockholders, customers, employees and partners,

Forty years ago, Adobe was founded on simple yet enduring principles that remain with us to this day: innovation is at our core, employees are our greatest asset, and our customers, communities and shareholders are central to our success. As digital continues to rapidly reshape how we connect and engage with the world around us, we are guided by our mission to change the world through digital experiences, empowering everyone, everywhere to imagine, create and deliver any digital experience. It's humbling and exciting to think that over a billion people around the world have used our software, and the potential to reach billions more is bigger than ever. We continue to drive massive opportunities across creativity, digital documents and customer experience management.

"As digital continues to rapidly reshape how we connect and engage with the world around us, we are guided by our mission to change the world through digital experiences, empowering everyone, everywhere to imagine, create and deliver any digital experience."

Strategy & Execution

We had an outstanding fiscal 2022 despite an uncertain macroeconomic environment, achieving record revenue of $17.61 billion, which represents 12% year-over-year growth. GAAP earnings per share was $10.10 and non-GAAP earnings per share was $13.71. We delivered record operating cash flows with a focus on profitability. Our strategy to unleash creativity for all, accelerate document productivity and power digital businesses is driving momentum across every geography and customer segment, making us one of the most innovative, diversified and profitable software companies in the world. Adobe Creative Cloud, Document Cloud and Experience Cloud have become the foundation of digital experiences, starting with the first creative spark, to the creation and development of all content and media, to the personalized delivery across every channel.

"Our strategy to unleash creativity for all, accelerate document productivity and power digital businesses is driving momentum across every geography and customer segment, making us one of the most innovative, diversified and profitable software companies in the world."

Digital Media

Digital Media is the combination of our Creative Cloud and Document Cloud business. In fiscal year 2022, we achieved Digital Media revenue of $12.84 billion, which represents 11% year-over-year growth.

With Creative Cloud, we are **Unleashing Creativity** for creators of every skill level, giving them the tools to create, communicate, distribute and monetize their content. Content creation and consumption is exploding across every category, customer segment, surface, channel and media type. Our industry-leading applications, such as Photoshop, Lightroom, Illustrator, InDesign, Premiere Pro, After Effects and Substance 3D, continue to put us at the forefront of every creative category across imaging, photography, design, video, web and animation and 3D and immersive experiences. With newer offerings like Adobe Express, we are bringing the power and precision of our core products to deliver speed and ease to an even wider universe of customers. We are integrating collaboration workflows across our applications to enable customers to seamlessly co-create and manage reviews with a growing number of stakeholders. We are applying the power of our Adobe Sensei artificial intelligence (AI) and machine learning framework to help creators of all skill levels

free themselves from mundane tasks and discover new superpowers. The total addressable market for Creative Cloud is projected to be approximately $63 billion in 2024.

With Document Cloud, we are **Accelerating Document Productivity** across every device and platform as digital document workflows automate manual paper processes across our personal and professional lives. With trillions of PDFs in the world today, PDF has become the most ubiquitous file format. Our strategy to enable all common document actions, including editing, sharing, reviewing, scanning and signing across desktop, mobile and web is paying strong dividends. Our success converting the high volume of traffic and searches for PDF into Acrobat Web adoption continues to accelerate. We're integrating value-added services like Adobe Sign and Share for Review across Acrobat surfaces and transforming Document Cloud into a multi-surface document ecosystem with deeper integrations across Creative Cloud and Experience Cloud. We are making PDF more intelligent with Adobe Sensei, automating workflows and enabling new levels of productivity for individuals, small businesses, nonprofits and enterprises. We are empowering developers to embed Adobe PDF and Sign capabilities into their existing products to unlock workflows through our APIs. The total addressable market for Document Cloud is projected to grow to approximately $32 billion by 2024.

Digital Experience

In fiscal year 2022, our Digital Experience revenue grew to a record $4.42 billion, representing 14% year-over-year growth. With Experience Cloud, we are **Powering Digital Businesses** to deliver personalized experiences across their customers' entire journeys at unprecedented scale. Businesses in every industry now depend on digital to engage and transact with their customers. Adobe offers the most comprehensive set of solutions for building personalized experiences across data insights and audiences, content and commerce, customer journeys and marketing workflows. The combination of Adobe Experience Platform and native applications such as Real-Time Customer Data Platform, Adobe Journey Optimizer and Customer Journey Analytics is accelerating our differentiated value proposition. We are driving a mix of diversified revenue streams through subscription and consulting services across new and existing customers, demonstrating strong demand and a focus on value realization. Our total addressable market for Experience Cloud is estimated to be $110 billion in 2024.

In addition to the strong growth drivers across our three

clouds, our pending acquisition of Figma, a leading web-first collaborative design platform, represents a tremendous opportunity to further accelerate our growth strategy by advancing product design, transforming collaborative creativity and reimagining the future of creativity and productivity for millions of people.

Innovation at Our Core

Adobe has always distinguished itself by looking around the corner and focusing on groundbreaking innovation to make our products more powerful, accessible and fun. The capabilities and platforms that underpin our cloud offerings further accelerate our competitive advantage. **Adobe Sensei** is built on decades of data and expertise at the intersection of art and science. Sensei infuses intelligence into all of our products to anticipate and solve customer problems, empowering people at all skill levels to complete tasks more easily and efficiently. We are delivering hundreds of intelligent capabilities across our three clouds, including Content Aware Fill to instantly remove and replace unwanted objects, Neural Filters to simplify creative tasks to just a few clicks, Liquid Mode to seamlessly reformat text and tables in Acrobat Reader and Lookalike Modeling to automatically identify high-value customers in Adobe Audience Manager. We are committed to harnessing the best of AI to amplify human creativity, intelligence and ingenuity in service of cutting-edge digital experiences. We see tremendous opportunities with generative AI to make creativity more accessible and our customers more productive.

> *"Adobe has always distinguished itself by looking around the corner and focusing on groundbreaking innovation to make our products more powerful, accessible and fun."*

Adobe is enabling seamless collaboration across the myriad workflows and growing universe of stakeholders needed to deliver exceptional digital experiences. We have enabled asynchronous collaboration in digital documents with Adobe Acrobat and capabilities like **Share for Review** in Photoshop and Illustrator. The acquisitions of **Frame.io** and **Workfront** were key strategies in advancing our collaboration efforts across video and marketing campaign workflows. We debuted the industry's first post-production review and approval workflow with Frame.io, Premiere Pro and After Effects. Adobe Workfront is empowering teams to manage complex workflows and realize productivity gains. Upon closing, we look forward to the combination of Adobe and Figma offering new opportunities to accelerate synchronous collaboration with Figma's collaborative product design platform and FigJam, an online whiteboarding solution.

Driven by Purpose

Adobe's commitment to doing the right thing by focusing on people, purpose and community dates back to our founding. This sense of purpose has guided our evolution and growth and inspires our employees to change the world. There are three key areas in which we are uniquely positioned and motivated to make a difference: Adobe for All, Creativity for All and Technology to Transform.

> *"Adobe's commitment to doing the right thing by focusing on people, purpose and community dates back to our founding."*

Adobe for All: We've always believed that people are our greatest asset. Adobe for All is our commitment to create a workplace that reflects the diversity of the world around us—where everyone feels included, respected and has the opportunity to make an impact. Greater representation leads to a virtuous cycle of more role models, advancement, growth and meaningful innovations for our customers and communities. We are proud of our progress in increasing women in Director+ roles globally by 50% and our Black community in the U.S. by 63% over the past two years. We have maintained global gender pay parity for the fifth year in a row and achieved pay parity for under-represented minorities (URMs) in the U.S. for the third consecutive year. We are sponsoring the success of URMs in technology careers through initiatives such as the McKinsey Leadership Academy and strategic partnerships with historically Black colleges and universities (HBCUs) and Hispanic-serving institutions (HSIs), such as Bowie State University, San José State University and Winston-Salem State University.

Creativity for All: Creativity has the power to unite us and inspire us to create change in the world. Through Creativity for All, we are empowering millions of creators of all ages and backgrounds to access the tools, skills and platforms they need to express themselves, reach their full potential and share their diverse perspectives with the world. From supporting emerging filmmakers through the Sundance Adobe Fellowship, to the hundreds of creators we've aided financially through our Creative Residency, to our Diverse Voices platform that elevates creators from a spectrum of disciplines, we are helping people around the world tell their stories on a larger scale. We're supporting digital literacy

and creativity in the classroom by putting Adobe Express in the hands of over 40 million K-12 students globally, and we are engaging with college students across more than 50 designated Adobe Creative Campuses to help the next generation build the skills they need to compete in the digital age. We launched Adobe Express for Nonprofits to over 10 million nonprofits around the world to help them engage donors and drive greater impact.

Technology to Transform: As one of the world's most innovative software companies, we are committed to advancing the responsible use of technology to build trust with our customers and communities. Our innovations are making a significant impact across AI Ethics, Security, Privacy, Trust and Safety, Accessibility and Sustainability. Our people-centered approach to AI seeks to enhance— rather than replace—human endeavor. All new AI features and innovations released in 2022 were developed in accordance with Adobe's AI ethics principles of accountability, responsibility and transparency. The Content Authenticity Initiative, which we lead, now counts over 900 partners across software, hardware, media, NGOs and education, all committed to combatting misinformation and providing attribution for creators. As part of our security compliance strategy, Adobe pioneered a Common Controls Framework enabling our cloud products, services, platforms and operations to achieve and track compliance with various security certifications, standards and regulations such as ISO, HIPAA, FedRAMP and others.

Adobe is committed to **sustainability and climate action** through our products and operations. Our cloud-based products are significantly reducing paper-based waste by accelerating the paper-to-digital transformation and enabling digital collaboration that reduces physical waste and emissions. Estimates show that paper-to-digital workflows powered by **Document Cloud** eliminate over 2.5 billion pounds of greenhouse gas per year in the U.S. alone. Our **Substance 3D tools** allow campaigns to be designed and shot virtually, eliminating the environmental cost of materials, manufacturing and travel. We continue our focus on renewable energy across our sites, including opening our Founders Tower in San Jose in 2023—which is the first all-electric building of its scale powered by 100% renewable energy in Silicon Valley. We are on track to meet our original 2035 renewable electricity goal by 2025.

Our 28,000+ employees across 28 countries bring our mission to life, working together to create change in the communities where we live and work. We are building our culture for our next decades of growth and empowering our employees to *Create the Future*, *Own the Outcome*, *Raise the Bar* and *Be Genuine.* These values come to life through the amazing talent we're able to attract and retain and extend to how we support our customers, partners and communities. We continue to offer progressive workplace policies, such as expanded family leave, cancer support, adoption assistance and robust healthcare benefits. We are building our future workforce through our burgeoning internship program and collaborative projects with top universities around the world. Our employees are at the center of our philanthropic approach, offering their time, donations and talents to make the largest collective impact. In calendar year 2022, our employee donations and matching program reached $28 million and employees completed over 144,000 hours of volunteer time, supporting over 79,000 organizations worldwide.

Our brand and culture remain among the most respected in the industry. Adobe was once again named to **Interbrand's Best Global Brands** list as a top riser for the seventh year in a row and to **The Wall Street Journal's Best Managed Companies**, ranking #1 for employee engagement and development.

Looking Ahead

Over the past four decades, Adobe's continuous innovation and leadership have empowered billions of people around the globe to imagine, create and deliver the best digital experiences. We have always distinguished ourselves by looking around the corner to make transformational moves that propel the company and the industry forward. We've embraced invention and reinvention to better serve our customers, expand into new markets and deliver the best of Adobe to our stakeholders.

We have everything it takes to continue our success in the future: massive market opportunities; a proven ability to create and expand categories that transform markets; an expansive product portfolio that serves a growing universe of customers; revolutionary technology platforms that advance our industry leadership and competitive advantage; an expanding ecosystem that delivers even greater value to customers; strong business fundamentals; and the most dedicated and talented employees. I have never been more certain that Adobe's best days are ahead.

Thank you for your continued partnership and support.

Shantanu Narayen



Shantanu Narayen
Chairman & CEO
Adobe Inc.

Notice of **2023** Annual Meeting of Stockholders

Date & Time:	**Thursday, April 20, 2023** 9:00 a.m. Pacific Time
Location:	**Virtual** virtualshareholdermeeting.com/ADBE2023
Record Date:	Close of business on **February 21, 2023**

A list of stockholders eligible to vote at the meeting will be available for review during our regular business hours at our principal executive offices at 345 Park Avenue, San Jose, California 95110 for the ten days prior to the meeting for any purpose related to the meeting and will be available during the entire time of the virtual meeting.

	ITEMS OF BUSINESS	BOARD RECOMMENDATION
1.	Elect twelve members of our Board of Directors named herein to serve for a one-year term.	**FOR EACH DIRECTOR NOMINEE**
2.	Approve the 2019 Equity Incentive Plan, as amended, to increase the available share reserve by 12,000,000 shares.	**FOR**
3.	Ratify the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending on December 1, 2023.	**FOR**
4.	Approve, on an advisory basis, the compensation of our named executive officers.	**FOR**
5.	Approve, on an advisory basis, the frequency of the advisory vote on executive compensation.	**FOR 1 YEAR (ANNUAL VOTE)**
6.	Vote on one stockholder proposal, if properly presented at the Annual Meeting.	**AGAINST**

You may participate in the Annual Meeting by visiting virtualshareholdermeeting.com/ADBE2023. There is no physical location for the Annual Meeting. For more information about the Annual Meeting, please see page 88 of the proxy.

Your vote is important. Please vote as soon as possible. You may vote your shares using the methods below.

Vote in Advance of the Meeting	Vote Online During the Meeting
 Go to **proxyvote.com** and enter the 16-digit control number found in your Notice of Internet Availability or proxy card.	See "**Information about the Meeting, Voting and Proxies – Participating in Our Virtual Annual Meeting**" on page 89 for more information.
 Call toll-free **1-800-690-6903**.	
 Sign, date and return the proxy card or voting instruction form you received by mail.	

By order of the Board of Directors,

Dana Rao

Dana Rao
Executive Vice President, General Counsel & Chief Trust Officer

March 3, 2023
San Jose, California

Special Note About Forward-Looking Statements

This proxy statement includes statements regarding future plans, expectations, beliefs, intentions and prospects that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this proxy statement. The words "will," "expects," "could," "would," "may," "anticipates," "intends," "plans," "believes," "seeks," "targets," "estimates," "looks for," "looks to," "continues" and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this proxy statement involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Forms 10-K and 10-Q with the U.S. Securities and Exchange Commission ("SEC"). Undue reliance should not be placed on these forward-looking statements, which speak only as of the date of this proxy statement. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this proxy statement, except as required by law.

No Incorporation By Reference

This proxy statement includes several website addresses and references to additional materials and reports found on those websites. These websites, materials and reports are not incorporated by reference herein.

Proxy Statement for the
2023 Annual Meeting of Stockholders

Table of Contents

Proxy Summary

The proxy materials, which include this proxy statement, proxy card, Notice of Annual Meeting of Stockholders and our 2022 Annual Report on Form 10-K, are being distributed and made available on or about March 3, 2023. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the 2023 Annual Meeting.

This summary does not contain all of the information you should consider. Please read this entire proxy statement carefully before voting.

Fiscal Year 2022 Financial Highlights

REVENUE	DIGITAL MEDIA REVENUE	DIGITAL EXPERIENCE REVENUE
$17.61B	**$12.84B**	**$4.42B**
↑ 12% from FY2021	↑ 11% from FY2021	↑ 14% from FY2021
GAAP OPERATING INCOME	NON-GAAP OPERATING INCOME*	OPERATING CASH FLOWS
$6.10B	**$7.95B**	**$7.84B**
in FY2022	in FY2022	in FY2022
GAAP DILUTED EPS	NON-GAAP DILUTED EPS*	STOCK REPURCHASES
$10.10	**$13.71**	**15.7M**
in FY2022	in FY2022	shares repurchased in FY2022

* Annex A includes a reconciliation of operating income and diluted earnings per share ("EPS"), reported under accounting principles generally accepted in the United States ("GAAP"), to non-GAAP operating income and non-GAAP diluted EPS.

Stockholder Engagement

Adobe has a history of actively engaging with our stockholders and regularly assessing our corporate governance, executive and director compensation, and sustainability practices. Our Investor Relations and Corporate Legal teams meet with investors, prospective investors and investment analysts. Meetings can include participation by our management team and, at times, our Lead Director and other members of our Board of Directors (the "Board"). Our heads of Investor Relations and Corporate Legal regularly communicate topics discussed and stockholder feedback to senior management and the Board for consideration in their decision-making.

Since our 2022 Annual Meeting, we have sought meetings with stockholders that collectively hold greater than 50% of our outstanding shares. Topics that we discussed with stockholders during our fiscal year 2022 outreach include:

· Business strategy	· Financial performance	· Executive compensation
· The Content Authenticity Initiative	· Human capital and talent	· Diversity and Inclusion programs
· Board oversight of ESG matters	· Renewable energy and sustainability	· Board composition

Board Highlights

Director Nominees and Committee Membership (as of March 3, 2023)

The following table sets forth the name, role, age, tenure and committee assignments for each of our twelve director nominees at the 2023 Annual Meeting. Each director is elected annually by our stockholders.

NAME	ROLE	AGE	DIRECTOR SINCE	INDEPENDENT	COMMITTEE MEMBERSHIPS[1]		
					AUDIT	EXECUTIVE COMPENSATION	GOVERNANCE AND SUSTAINABILITY
Amy Banse	Director	63	May 2012	**Yes**		C	M
Brett Biggs	Director	54	Oct 2020	**Yes**	M		
Melanie Boulden	Director	50	Jan 2022	**Yes**		M	
Frank Calderoni	Lead Director	65	May 2012	**Yes**			C
Laura Desmond	Director	57	May 2012	**Yes**		M	
Shantanu Narayen	Chairman	59	Dec 2007	**No**			
Spencer Neumann	Director	53	Jan 2022	**Yes**	M		
Kathleen Oberg	Director	62	Jan 2019	**Yes**	C		M
Dheeraj Pandey	Director	47	Jan 2019	**Yes**	M		
David Ricks	Director	55	Apr 2018	**Yes**		M	
Daniel Rosensweig	Director	61	Jan 2009	**Yes**			M
John Warnock	Director	82	Oct 1983	**Yes**			

C Chair   **M** Member

[1] If director nominees are elected by stockholders, committee composition immediately following the 2023 Annual Meeting will be unchanged.



Age
Average: 59

- 1 ≥66
- 4 ≤54
- 7 55-65

Tenure
Average: 6.8 yrs*

- 1 16+ yrs
- 2 11-15 yrs
- 6 0-5 yrs
- 3 6-10 yrs

* This average excludes our co-founder, John Warnock, who has served on the Board since the Company's inception. Including Mr. Warnock, the twelve nominees have an average tenure of 9.6 years.

Board Diversity Matrix (as of March 3, 2023)

Total Number of Directors   12

	FEMALE	MALE	NON-BINARY	DID NOT DISCLOSE GENDER
PART I: GENDER IDENTITY				
Directors	**4**	**8**	**0**	**0**
PART II: DEMOGRAPHIC BACKGROUND				
African American or Black	**1**	0	0	0
Alaskan Native or Native American	0	0	0	0
Asian	0	**2**	0	0
Hispanic or Latinx	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	**3**	**6**	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+		1		
Did Not Disclose Demographic Background		0		



50%

of Directors
**with Gender or
Demographic
Diversity**

Director Attributes

 **12** Executive Leadership    **12** Business Development & Strategy    **5** Legal or Regulatory

 **12** Global Leadership    **4** Sales, Marketing & Brand Management    **12** Operations

 **3** Technologist    **11** Finance or Accounting    **8** Public Company Board Service / Governance

Corporate Governance Highlights

- Strong Board independence (11 of 12 director nominees are independent)
- Independent lead director
- All committee members are independent
- All directors stand for election annually
- Majority vote standard for uncontested director elections
- Bylaws provide for proxy access for stockholders
- Single class of stock with equal voting rights
- Robust stock ownership requirements for executive officers and directors
- Stockholder right to call a special meeting
- All current Audit Committee members are audit committee financial experts under SEC rules
- Simple majority vote standard for charter/bylaw amendments
- Regular Board and committee evaluations facilitated by an independent third party

Executive Compensation Highlights

Compensation Practices

What we do	What we don't do
✓ Our executive officers' total compensation is designed to pay for performance and is comprised of elements that address both short-term and long-term financial performance, with appropriate caps on maximum amounts payable.	✗ Our Insider Trading Policy, which applies to all employees, officers and directors, prohibits transactions involving pledging, hedging or short sales of Adobe equity.
✓ Our Compensation Committee engages its own independent compensation consultant to advise on executive and non-employee director compensation matters.	✗ We do not provide golden parachute excise tax gross-up payments.
✓ Our Compensation Committee reviews the composition of our compensation peer group annually and makes adjustments to the composition of that peer group, if deemed appropriate.	✗ We do not provide defined benefit pension plans, supplemental executive retirement plans or retiree health benefits for our executive officers.
✓ We conduct an annual advisory vote on the compensation of our named executive officers ("NEOs").	✗ Our equity plans do not include an evergreen feature that would automatically replenish the shares available for issuance.
✓ Our Compensation Committee is comprised 100% of independent directors.	
✓ We have a clawback policy for performance-based incentive compensation of our executive officers.	
✓ We have robust stock ownership requirements for our directors and officers at the senior vice president level and above.	



Target Pay Mix for Named Executive Officers for Fiscal Year 2022

CEO
Base Salary 3.9%
7.7% Incentive Cash
26.5% RSUs
61.9% Performance Shares
96.1% At Risk

All Other NEOs
Base Salary 6.6%
6.6% Incentive Cash
43.4% RSUs
43.4% Performance Shares
93.4% At Risk

Environmental, Social and Governance

At Adobe, our commitment to doing the right thing by focusing on people, purpose and community dates back to our founding. This sense of purpose inspires our employees to invent the future and change the world for the better. Our environmental, social and governance ("ESG") performance is integral to how we run the business and engage our employees, customers, partners and communities. We're proud of the industry recognition we've received, including being named to **JUST Capital's Top 25 Just Companies** and **Fortune's Great Places to Work** lists. We've also been recognized in the **Bloomberg Gender Equality Index**, named a climate leader on **CDP's A List**, and identified as one of the leaders in the **Dow Jones Sustainability Index**.

Our work is focused on the following key areas where Adobe can make a unique and outsized impact by harnessing the best of our people, platform, creativity and innovation: **Adobe for All, Creativity for All and Technology to Transform**. The updates below are for fiscal year 2022, unless otherwise stated.

Adobe for All

Adobe for All is our commitment to create a workplace that reflects the diversity of the world around us—where everyone feels included, respected and has the opportunity to make an impact. In 2022, we made progress across diversity, equity and inclusion by continuing to build a more diverse workforce, strengthen our inclusive workplace and mobilize our ecosystem of community partners to make an impact outside the company.

We continue to invest in global organizations who share Adobe's commitment to social justice, equity and inclusion. We also fund programs designed to support the development of education and career pathways for underrepresented communities.

Additional information on our diversity efforts is available at adobe.com/diversity.

Achieved global gender and U.S. URM[1]/non-URM pay parity
again in fiscal year 2022

Launched the Equity and Advancement Initiative
to support 11 international and U.S. nonprofits in their efforts to create access to education and economic opportunity that build community for employees from underrepresented groups

Re-invested in partnerships with historically black colleges and universities ("HBCUs") and Hispanic-Serving Institutions
to expose more than 22,000 students to skills for jobs in tech and creative industries

Launched the Adobe Ignite HBCU Scholarship
with the Thurgood Marshall College Fund, awarding fifty $15,000 scholarships in the first year

Committed to placing 99% of Adobe Digital Academy graduates into full-time jobs moving forward
by providing career switchers education and experience through apprenticeships

Continued investment in the Supplier Diversity Program
to ensure our purchasing strategy included businesses certified as majority-owned and operated by entrepreneurs from underrepresented groups

[1] We define URMs as employees who identify as Black/African American, Hispanic/Latinx, Native American, Pacific Islander and/or two or more races.

Creativity for All

Through Creativity for All, we are empowering millions of creators of all backgrounds to access the tools, skills, and platforms they need to express themselves, reach their full potential and share their diverse perspectives with the world. From supporting diverse creators through our Sundance Adobe Fellowship, to the hundreds of creators we've supported financially through our Adobe Creative Residency Community Fund, we are enabling people around the world to tell their stories. We're supporting digital literacy and student success by putting Adobe Express for Education in the hands of over 40 million K-12 students globally, and we are engaging with college students across more than 50 designated Adobe Creative Campuses.

Provided under-represented creators opportunities to grow their careers
through our Diverse Voices program, which provides platforms to amplify their work and mentorship with industry leaders

Initiated the Ukraine Creator Fund
to support creators impacted by the war in Ukraine

Partnered with Khan Academy
to bring educational resources and fluency in creative skills to over three million students and 40,000 teachers

Technology to Transform

Technology to Transform is about our commitment to innovating responsibly and ensuring our technologies drive a positive impact on the environment and in our communities. We uphold this commitment through our work on AI Ethics, Security, Privacy, Trust & Safety, Accessibility and Sustainability.

Guided by our principles of accountability, responsibility and transparency, we've implemented a comprehensive **AI Ethics** program that includes training, testing and review by our AI Ethics Committee and Review Board. All of our AI-powered tools and features go through a review process to ensure that we are harnessing the power of AI in an ethical, responsible and inclusive way.

Three years ago, we established the **Content Authenticity Initiative (CAI)** with the goal of increasing trust and transparency online through provenance, which describes the origins of a piece of digital content. The CAI has grown to more than 900 global members and the technology is now available in Adobe tools like Photoshop. In fiscal year 2022, the CAI helped develop the first technical standard for content provenance in partnership with the standards organization, the Coalition for Content Provenance and Authenticity (C2PA), and released a suite of open-source tools to further its mission of empowering creators everywhere with tools for authentic storytelling.



Adobe Express for Nonprofits is our new offering to provide Adobe Express for free to over 10 million nonprofits around the world to help them engage donors and drive greater impact.



Sustainability at Scale

We've made sustainability a priority since Adobe's inception. We are enabling sustainability across industries by reducing our operational impact on the planet, developing digital products that enable our customers and communities to reduce physical waste and cut emissions, such as Adobe Acrobat Sign and Document Cloud, and working with our peers, partners and employees to foster a culture of sustainability. Additional information is available at adobe.com/corporate-responsibility/sustainability.html.

Accelerated our goal of powering 100% of our operations with renewable electricity from 2035 to 2025

to support our science-based target and limit global warming to 1.5°C

Declared new water and waste reduction commitments

25% reduction in global water usage per full time employee by 2025 from 2019 baseline and maintain a 90% global waste diversion rate

Expanded our presence in San Jose with the opening of Silicon Valley's first all-electric building of its scale in early 2023

that will be powered by 100% renewable energy and contribute to our climate and renewable electricity targets

Employee Engagement

We've always believed that people are our greatest asset. Our 28,000+ employees across 28 countries bring our mission to life, working together to create change in the communities where we live and work through employee matching grants, the Employee Community Fund, nonprofit board service and volunteerism.

Over 79,000+ organizations served globally and $28M in employee donations and matching for employee causes

$6M given to 300 nonprofits by 11,500 employees

through our Employee Community Fund, a locally-driven grantmaking program

(Employee impact data represents performance in calendar year 2022.)

Governance and ESG Oversight

We leverage our governance structure to coordinate and advance our ESG efforts across all areas of our business. Our Governance and Sustainability Committee of the Board has primary oversight responsibility for ESG, and our Executive Compensation Committee of the Board oversees human capital management. Our management provides regular updates to the Board and its committees on various ESG matters, including diversity and inclusion and climate action, and regular updates on cybersecurity and privacy to the Audit Committee. In addition to oversight by the committees of our Board, our Sustainability Committee, a global cross-functional group of individuals overseen by an executive council, reviews and guides strategies and proposes action plans and performance objectives related to our company-wide sustainability efforts. In 2022 we also conducted a third-party audit to help strengthen our DEI data communications and reporting processes and a global Human Rights Impact Assessment to document risks and mitigation activities and facilitate stakeholder dialogue.

Board of Directors & Corporate Governance

Our Board of Directors

Our business is managed under the direction of our Board of Directors, which is currently composed of twelve members. Adobe's stockholders elect our Board members annually. All of our current directors were elected by our stockholders, and all directors are serving a term that expires at the 2023 Annual Meeting. See the "Proxy Summary—Board Highlights" section for information on the composition of our Board.

The following table highlights the number of our director nominees who share certain categories of attributes and experiences that uniquely qualify them to serve on our Board. We believe the diversity of experiences and qualifications represented by our directors is critical to Adobe's success. We have narrowly tailored and defined these categories, although inclusion in certain categories will in many cases provide experience and expertise covered by other categories. For example, directors with Chief Executive Officer ("CEO") experience will also have gained significant exposure to operational and regulatory issues.

Attributes and Experience of Director Nominees

	12	**Executive Leadership**	Directors who have served as a founder, CEO or CEO-equivalent, senior executive or business unit leader of a company with a deep understanding of company offerings and industry
	12	**Global Leadership**	Directors with leadership experience in a global company overseeing non-U.S. operations, diverse economic landscapes and working with various cultures
	12	**Business Development & Strategy**	Directors with expertise in strategic planning, mergers and acquisitions, growth strategies or business expansion
	3	**Technologist**	Directors with extensive experience in software products, services, engineering or development, computer science, information technology, cybersecurity or technology research and development
	4	**Sales, Marketing & Brand Management**	Directors with specific and extensive career experience focusing on sales management, marketing campaign management, marketing/advertising products and services or public relations
	11	**Finance or Accounting**	Directors with a deep understanding of finance, accounting principles and methodologies, financial reporting, financial management, capital markets, financial statements, audit processes and procedures or internal financial controls
	5	**Legal or Regulatory**	Directors with governmental policy, legal knowledge or experience with compliance and regulatory issues within a public company or a regulatory body, including any individual who has a CPA, JD or significant CFO experience
	12	**Operations**	Directors having expertise in business operations management, supply chain management, integration or distribution
	8	**Public Company Board Service / Governance**	Directors who currently serve, or have served, on other public company boards

Considerations in Evaluating Director Nominees

The Board identified the following general criteria for consideration when evaluating Board member nominees and composition of the Board:

- Exercises logical, thorough, objective, sound and rational judgment when representing the best interests of all Adobe stockholders

- Possesses experience and expertise relevant to expanding the breadth of the Board's collective knowledge, skill set and attributes

- Demonstrates commitment to achieving Adobe's long-term objectives by prioritizing and investing the attention necessary to fulfill Board membership-related duties, attendance obligations and responsibilities

- Maintains and increases diversity in professional experience, personal experience, expertise, culture, race, ethnicity and/or gender among the Board members

- Understands elements relevant to the success of a publicly-traded company, including the importance of best practices in corporate governance

- Demonstrates integrity and ethics in such nominee's personal and professional life

Director Nominees

for Election for a One-Year Term Expiring in 2024

Amy Banse





Age: 63
Director since 2012.

Other Public Company Boards:
The Clorox Company
Lennar Corporation
On Holding AG

Committees: Executive Compensation (chair), Governance and Sustainability

Biography:

Ms. Banse is currently a partner at Mastry, Inc., an early stage venture capital firm. Previously, she held several roles at Comcast Corporation ("Comcast"), a global media and technology company, including Executive Vice President, Comcast Corporation, and Managing Director and Head of Funds, Comcast Ventures. Prior to that role, Ms. Banse was President of Comcast Interactive Media ("CIM"), a division of Comcast responsible for developing Comcast's online strategy and operating Comcast's digital properties, including Fandango, Xfinity.com and Xfinitytv.com. She joined Comcast in 1991 and spent the early part of her career at Comcast overseeing the development of Comcast's cable network portfolio. She received a B.A. from Harvard and a JD from Temple University School of Law.

As the former Managing Director and Head of Funds for Comcast Ventures and Executive Vice President, Comcast Corporation, as well as her prior executive positions, including President of CIM, Ms. Banse has extensive executive leadership experience and extensive knowledge of financial and strategic issues. She also brings to the Board a deep expertise in global media and technology organizations in online business.

Brett Biggs





Age: 54
Director since 2022.

Committees: Audit

Biography:

Mr. Biggs is the former Executive Vice President and Chief Financial Officer for Walmart Inc. In his role as Chief Financial Officer at Walmart Inc., in which he served from 2016 until June 2022, he was responsible for all finance functions as well as Global Procurement. Prior to the Chief Financial Officer role, Mr. Biggs held the roles of Chief Financial Officer for Walmart International, Walmart U.S. and Sam's Club. Mr. Biggs also served as Senior Vice President for International Strategy, Mergers and Acquisitions and as Senior Vice President of Corporate Finance, as well as Senior Vice President of Operations for Sam's Club. Before joining Walmart in 2000, Mr. Biggs held various M&A and corporate finance positions at Leggett & Platt, Phillips Petroleum Co. and Price Waterhouse. He holds a bachelor's degree in accounting from Harding University and an MBA with Honors from Oklahoma State University.

With his roles at Walmart and other prior executive positions, Mr. Biggs brings to the Board extensive executive experience and financial expertise, including in-depth knowledge of the complex financial and operational issues facing large global companies and an understanding of accounting principles and financial reporting rules and regulations.



Executive Leadership | Global Leadership | Business Development & Strategy | Finance or Accounting | Technologist | Sales, Marketing & Brand Management | Legal or Regulatory | Operations | Public Company Board Service

Melanie Boulden



Age: 50
Director since 2020.

Committees: Executive Compensation

Biography:

Ms. Boulden currently serves as Executive Vice President and Chief Growth Officer for Tyson Foods, Inc. responsible for all aspects of global brand marketing to foster the growth of the company's portfolio of brands and products. Prior to her current role, from January 2021 to December 2022, Ms. Boulden was Chief Marketing Officer of the Coca-Cola North America responsible for a multibillion-dollar brand portfolio consisting of 20+ brands, including Coca-Cola, Sprite, smartwater and Minute Maid. Prior to becoming Chief Marketing Officer, Ms. Boulden was President of the Stills Business Unit at Coca-Cola North America from April 2020 to January 2021, leading the water, sports drinks, tea and coffee businesses, and was President and General Manager of Venturing and Emerging Brands from August 2019 to April 2020. Ms. Boulden also served as the Global Head of Marketing and Brand Management at Reebok from May 2018 to June 2019 and has held marketing and general management roles at Crayola, Kraft Foods and Henkel Consumer Goods. Ms. Boulden holds a B.S. in English from Iowa State University and an MBA with concentrations in marketing and finance from The University of Iowa.

With her current role as Chief Growth Officer at Tyson Foods, Inc., together with her previous roles managing some of the world's most well-known brands, Ms. Boulden brings to the Board extensive experience and deep expertise in global marketing and brand management.

Frank Calderoni Lead Director





Age: 65
Director since 2012.
Lead Director since 2020.

Other Public Company Boards:
Anaplan, Inc. (2017 to 2022)
Palo Alto Networks, Inc. (2016 to 2019)

Committees: Governance and Sustainability (chair)

Biography:

Mr. Calderoni served as the Chairman and Chief Executive Officer of Anaplan, Inc., a planning and performance management platform provider, until June 2022. Prior to joining Anaplan in January 2017, he served as Executive Vice President, Operations and Chief Financial Officer at Red Hat, Inc. from June 2015 to December 2016. Until June 2015, he was an Executive Advisor at Cisco Systems, Inc. ("Cisco"), a designer, manufacturer and seller of IP-based networking and other products related to the communications and information technology industry. From 2008 to January 2015, Mr. Calderoni served as Executive Vice President and Chief Financial Officer at Cisco, managing the company's financial strategy and operations. He joined Cisco in 2004 from QLogic Corporation, a storage networking company where he was Senior Vice President and Chief Financial Officer. Prior to that, he was Senior Vice President, Finance and Administration and Chief Financial Officer for SanDisk Corporation, a flash data storage company. Before joining SanDisk, Mr. Calderoni spent 21 years at IBM, a global services, software and systems company, where he became Vice President and held controller responsibilities for several divisions within the company. Mr. Calderoni holds a B.S. in Accounting and Finance from Fordham University and an MBA in Finance from Pace University.

As a result of his position at Anaplan, as well as his past service as chief financial officer of publicly traded global technology companies, Mr. Calderoni brings to the Board abundant financial expertise that includes extensive knowledge of the complex financial and operational issues facing large global companies and a deep understanding of accounting principles and financial reporting rules and regulations. He provides the Board with significant insight into the preparation of financial statements and knowledge of audit procedures. Through his senior executive positions, Mr. Calderoni has demonstrated his global leadership and business acumen.


Laura Desmond



Age: 57
Director since 2012.

Other Public Company Boards:
DoubleVerify Holdings Inc.
Capgemini SE (2019 to 2020)

Committees: Executive Compensation

Biography:

Ms. Desmond is currently Chief Executive Officer of Smartly.io, an advertising technology company. She is also the Founder and Chief Executive Officer of Eagle Vista Partners, a strategic advisory and investment firm focused on marketing and digital technology, and an Operating Partner in the Media & Technology Practice at Providence Equity Partners L.L.C., a private equity investment firm. Prior to this, she was the Chief Revenue Officer of Publicis Groupe, a group of global marketing, communication and business transformation companies from December 2016 to December 2017. From 2008 to December 2016 she was the Global Chief Executive Officer of Starcom MediaVest Group ("SMG"), a global marketing and media services company which is part of the Publicis Groupe. Prior to her appointment as Global Chief Executive Officer in 2008, Ms. Desmond was Chief Executive Officer of SMG - The Americas from 2007 to 2008 where she managed a network spanning the United States, Canada and Latin America. She was Chief Executive Officer of MediaVest, based in New York, from 2003 to 2007, and from 2000 to 2002 she was Chief Executive Officer of SMG's Latin America group. She holds a B.B.A. in Marketing from the University of Iowa.

With her extensive experience as a strategist, consultant and investor working with global marketers, media companies and brands, including serving as Chief Revenue Officer of Publicis Groupe and Global Chief Executive Officer of SMG, Ms. Desmond brings to the Board a deep expertise in global media and marketing technology organizations, leadership capabilities and business acumen. In addition, her present and past service on other boards gives her valuable knowledge and perspective. As an expert in the marketing space, Ms. Desmond speaks frequently with Adobe's management outside of scheduled board meetings to provide specific insight regarding Adobe's Digital Experience business.

Shantanu Narayen Chairman





Age: 59
Director since 2007.
Chairman since 2017.

Other Public Company Boards:
Pfizer Inc. (lead independent director)

Committees: None

Biography:

Mr. Narayen currently serves as our Chief Executive Officer and Chairman of the Board. He joined Adobe in January 1998 as Vice President and General Manager of our engineering technology group. In January 1999, he was promoted to Senior Vice President, Worldwide Products, and in March 2001, he was promoted to Executive Vice President, Worldwide Product Marketing and Development. In January 2005, Mr. Narayen was promoted to President and Chief Operating Officer, and effective December 2007, he was appointed our Chief Executive Officer and joined our Board. In January 2017, he was named our Chairman of the Board. Mr. Narayen holds a B.S. in Electronics Engineering from Osmania University in India, an M.S. in Computer Science from Bowling Green State University and an MBA from the Haas School of Business, University of California, Berkeley.

As our Chief Executive Officer, Chairman of the Board and as an Adobe employee for more than 20 years, Mr. Narayen brings to the Board extensive leadership and industry experience, including a deep knowledge and understanding of our business, operations and employees, the opportunities and risks faced by Adobe, and management's current and future strategy and plans. In addition, his service on other boards gives him a strong understanding of his role as a director and a broad perspective on key industry issues and corporate governance matters.



Spencer Neumann



Age: 53
Director since 2022.

Committees: Audit

Biography:

Mr. Neumann currently serves as the Chief Financial Officer for Netflix, Inc. Before joining Netflix, Mr. Neumann served as Chief Financial Officer for Activision Blizzard, Inc. from June 2017 to January 2019 and previously held several senior positions at The Walt Disney Company, including Chief Financial Officer and Executive Vice President of Global Guest Experience for Walt Disney Parks and Resorts from 2012 to 2017. Prior to that, he held roles at private equity firms Providence Equity Partners and Summit Partners. He holds a B.A. in Economics and an MBA from Harvard University.

As a result of his position at Netflix, as well as his previous executive positions, Mr. Neumann brings to the Board extensive experience and financial expertise, including an in-depth knowledge of the complex financial and operational issues facing large global companies and a deep understanding of accounting principles and financial reporting rules and regulations.



Kathleen Oberg



Age: 62
Director since 2019.

Committees: Audit (chair), Governance and Sustainability

Biography:

Ms. Oberg currently serves as Chief Financial Officer and Executive Vice President, Development for Marriott International, Inc. Beginning in 2013 and until January 2016, Ms. Oberg served as Chief Financial Officer for The Ritz-Carlton Hotel Company, L.L.C. From 2008 until she joined Ritz-Carlton in 2013, Ms. Oberg served as Marriott's Senior Vice President, Corporate Development Finance and from 2006 to 2008, she served as Marriott's Senior Vice President, International Project Finance and Asset Management for Europe, the Middle East and Africa, and as the senior finance executive for the region. Ms. Oberg's career with Marriott began in 1999 where she served as a member of its Investor Relations group. Prior to initially joining Marriott, Ms. Oberg held various financial leadership positions with Sodexo, Sallie Mae Bank, The Goldman Sachs Group, Inc. and The Chase Manhattan Bank. Ms. Oberg holds a B.S. in Commerce with concentrations in Finance/Management Information Systems from the University of Virginia, McIntire School of Commerce and an MBA from the Stanford University Graduate School of Business.

As a result of her position at Marriott and her past service in financial leadership positions, Ms. Oberg brings to the Board financial expertise, including an in-depth knowledge of financial reporting rules and regulations and accounting principles. Her deep understanding of the multifaceted financial and operational issues affecting large global organizations and leadership experience with development projects and merger and acquisition opportunities brings the Board and Audit Committee valuable insight into preparing long-range plans, annual budgets and capital allocation strategy.

Dheeraj Pandey





Age: 47
Director since 2019.

Other Public Company Boards:
Nutanix, Inc. (2009 to 2020)

Committees: Audit

Biography:

Mr. Pandey is the Chairman and Chief Executive Officer of DevRev, Inc., a SaaS company that is focused on using AI and design to automate software and customer engineering workflows. Previously, he co-founded Nutanix, Inc. in 2009 and served as its Chief Executive Officer and as the Chairman of its board of directors until December 2020. Mr. Pandey also served as the President of Nutanix, Inc. from September 2009 until February 2016. Between September 2007 and September 2009, he served as Vice President (and Director) of Engineering at Aster Data Systems, Inc. (later acquired by Teradata Corporation), a data warehousing company. Prior to Teradata, Mr. Pandey served in software engineering roles at Oracle Corporation, Zambeel, Inc. and Trilogy Software, Inc. Mr. Pandey holds a Bachelor of Technology in Computer Science from the Indian Institute of Technology, Kanpur and a M.S. in Computer Science from the University of Texas at Austin. He was a Graduate Fellow of Computer Science in the University of Texas at Austin Ph.D. program.

With his experience in the technology industry as a global executive leader and technologist, including co-founding and serving as Chief Executive Officer and Chairman of DevRev, Inc. and Nutanix, Inc. and as a software engineer at various companies over the course of nearly 20 years, Mr. Pandey brings to the Board engineering expertise, financial acumen, an in-depth understanding of the technology landscape and valuable insight on growing a company from a start-up to a publicly traded company.

David Ricks





Age: 55
Director since 2018.

Other Public Company Boards:
Eli Lilly and Company (Chair)
Elanco Animal Health, Inc. (2018 to 2019)

Committees: Executive Compensation

Biography:

Mr. Ricks currently serves as Chief Executive Officer of Eli Lilly and Company and became Chair of the Eli Lilly and Company board of directors in June 2017. Prior to January 2017, Mr. Ricks served as President of Lilly Bio-Medicines. From 2009 to 2012, he served as President of Lilly USA, LLC, Eli Lilly and Company's largest affiliate. Mr. Ricks served as President and General Manager of Lilly China, operating in one of the world's fastest-growing emerging markets, from 2008 to 2009. He was general manager of Lilly Canada from 2005 to 2008, after roles as Director of Pharmaceutical Marketing and National Sales Director in Canada. Mr. Ricks joined Eli Lilly and Company in 1996 as a Business Development Associate and held several management roles in U.S. marketing and sales before moving to Lilly Canada. Mr. Ricks earned a B.S. from Purdue University in 1990 and an MBA from Indiana University in 1996.

As Chair and Chief Executive Officer of a large, innovation-focused, global company, Mr. Ricks brings to the Board executive leadership, marketing, sales and financial expertise, business acumen and relevant worldwide operational insight.

Daniel Rosensweig





Age: 61
Director since 2009.

Other Public Company Boards:
Chegg, Inc. (Co-Chair)
Rent the Runway Inc.*
Time Inc. (2017 to 2018)

Committees: Governance and Sustainability

Biography:

Mr. Rosensweig is currently President, Chief Executive Officer and Co-chairman of the board of directors of Chegg.com, an online textbook rental company. Prior to joining Chegg.com in February 2010, Mr. Rosensweig served as President and Chief Executive Officer of RedOctane, a business unit of Activision Publishing, Inc., a developer, publisher and distributor of interactive entertainment and leisure products. Prior to joining RedOctane in March 2009, Mr. Rosensweig was an Operating Principal at the Quadrangle Group LLC, a private investment firm. Prior to joining the Quadrangle Group in August 2007, Mr. Rosensweig served as Chief Operating Officer of Yahoo! Inc., which he joined in April 2002. Prior to joining Yahoo!, Mr. Rosensweig was President of CNET Networks, Inc., an interactive media company, which he joined in October 2000. Mr. Rosensweig served for 18 years with Ziff-Davis, LLC, an integrated media and marketing services company, including roles as President and Chief Executive Officer of its subsidiary ZDNet, from 1997 until 2000 when ZDNet was acquired by CNET. Mr. Rosensweig holds a B.A. in Political Science from Hobart College.

As a result of his current executive position at Chegg.com, as well as his former positions as a senior executive at global media and technology organizations, Mr. Rosensweig provides the Board with extensive and relevant executive leadership, worldwide operations and technology industry experience.

John Warnock Co-Founder





Age: 82
Director since 1983.

Committees: None

Biography:

Dr. Warnock was a founder of Adobe and was our Chairman of the Board from April 1989 to January 2017. From September 1997 to January 2017, he shared the position of Chairman with the late Dr. Charles Geschke. Dr. Warnock served as our Chief Executive Officer from 1982 until December 2000. From December 2000 until his retirement in March 2001, Dr. Warnock served as our Chief Technical Officer. Dr. Warnock holds a Ph.D. in Electrical Engineering, an M.S. in Mathematics and a B.S. in Mathematics and Philosophy from the University of Utah.

As a co-founder of Adobe and its former Chief Executive Officer, Chief Technical Officer and Chairman of the Board, Dr. Warnock has experience growing Adobe from a start-up to a large publicly traded company. His nearly 20 years of executive and technological leadership at Adobe provide the Board with significant leadership, operations and technology experience, as well as important perspectives on innovation, management development and global challenges and opportunities. As former Co-Chairman of the Board and Chairman of the board of Salon Media Group Inc., Dr. Warnock has a strong understanding of his role as a director and a broad perspective on key industry issues and corporate governance matters.

---

*   As reported on a Current Report on Form 8-K filed by Rent the Runway, Inc. on January 31, 2023, Mr. Rosensweig tendered his resignation from Rent the Runway's Board of Directors to be effective as of April 1, 2023.

Director Independence

As required by the Nasdaq listing standards, a majority of the members of our Board must qualify as "independent," as affirmatively determined by our Board. Our Board consults with our legal counsel to ensure that its determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in the applicable Nasdaq listing standards. In addition, in making its determination, the Board considers any arms-length transactions made in the ordinary course between Adobe and certain related entities, for instance the purchase from Adobe of software products and services by companies of which a director is an executive officer.

After review of all relevant transactions and relationships between each director, any of their family members, Adobe, our executive officers and our independent registered public accounting firm, the Board has affirmatively determined that a majority of our Board is comprised of independent directors. Our current independent directors are: Ms. Banse, Mr. Biggs, Ms. Boulden, Mr. Calderoni, Ms. Desmond, Mr. Neumann, Ms. Oberg, Mr. Pandey, Mr. Ricks, Mr. Rosensweig and Dr. Warnock.

Board Responsibilities and Structure

The Board's Role in Risk Oversight

Risk assessment and oversight are an integral part of our governance and management processes. The Board is responsible for overseeing the development and execution of the company's strategic plans and for understanding the associated risks and actions that management is taking to manage and mitigate those risks. The Board believes that taking an active role in the oversight of Adobe's corporate strategy and the related risks is appropriate, given our Board members' combined breadth and depth of experience, and is critical to ensuring that the long-term interests of Adobe and its stockholders are being served. The Board also encourages management to promote a culture that actively manages risks as a part of Adobe's corporate strategy and day-to-day business operations. Adobe's management is responsible for developing and implementing the company's strategic plans and for identifying, evaluating, managing, and mitigating the risks inherent in those plans through our risk management program.

The scope of our Enterprise Risk Management ("ERM") program includes a broad range of Adobe's compliance, strategic, operational and financial risks. Throughout the year, members of a cross-functional team within the company conduct risk data collection, surveys, and interviews of company experts, leaders, and specialists. From time to time, third-party experts are also consulted as part of this risk-assessment process. Together with the internal audit team, identified risks are then analyzed, categorized by topic (compliance, strategic, operational, or financial) and timeframe (existing or emerging) and reported to management. For certain key risks, management action plans, whether current or planned, to mitigate identified risks are evaluated and updated as necessary. Annually, management presents and discusses the key risks identified in the ERM process with the Audit Committee and the full Board, soliciting input from directors on the steps taken to mitigate risks and plans for additional mitigation in the year ahead.

Our Board administers this oversight function and is assisted by its standing committees to address risks inherent in their respective areas of oversight and expertise, as detailed in the tables below.

The Board

Our Board administers the risk oversight function and is assisted by its standing committees to address risks inherent in their respective areas of oversight and expertise. In particular, our Board reviews the company's overall strategy, with annual reviews focused on the strategy of our different business units. On an annual basis, the Board reviews the company's key risks, including mitigation strategies, that are identified in the ERM process and also meets with the Chief Compliance Officer (the "CCO"), Chief Privacy Officer ("CPO"), Chief Security Officer (the "CSO") and Chief Audit Executive (the "CAE") to review existing and emerging risks. Additionally, the Board, on a quarterly basis, reviews the risk factors included in the company's quarterly and annual reports filed with the SEC.

Audit Committee

Our Audit Committee has primary responsibility for oversight of our ERM program, as well as oversight of particular risks, such as cybersecurity, privacy, information security and financial risk exposures and the steps our management has taken to monitor and control these exposures. The Audit Committee also monitors compliance with legal and regulatory requirements and oversees the performance of our internal audit function and of our independent registered public accounting firm. In carrying out this oversight, the Audit Committee receives or participates in:

- frequent updates by the CCO, CPO and CSO regarding key risks, including cybersecurity;

- annual compliance updates regarding key compliance issues, as well as ongoing updates on developing risks, from the CCO, who reports to the general counsel and regularly interacts with and directly communicates with the Audit Committee;

- annual meetings with the CCO without management present regarding key risks, issues or concerns;

- quarterly meetings without management present with the CAE, who reports to the Audit Committee, regarding key risks, issues or concerns; and

- annual review of the company's key risks, including mitigation strategies, identified in the ERM process.

Executive Compensation Committee

Our Executive Compensation Committee oversees risks associated with our compensation programs, policies and practices, and assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Governance and Sustainability Committee

Our Governance and Sustainability Committee monitors the effectiveness of our Corporate Governance Guidelines and approves or disapproves any related-persons transactions. Additionally, our Governance and Sustainability Committee receives an annual update on the company's sustainability efforts and related risks presented by management.

Board Leadership Structure

Each year, our Board evaluates whether its leadership structure is appropriate to effectively address the specific needs of our business and the long-term interests of our stockholders. Given the dynamic and competitive environment in which Adobe operates, the Board believes that Adobe and our stockholders are best served by a Chairman who has broad and deep knowledge of Adobe's business operations and the competitive landscape, the ability to identify strategic issues and the vision to create sustainable long-term value for stockholders. Based on these considerations, the Board has determined that, at this time, our Chief Executive Officer, Shantanu Narayen, is the director best qualified to serve in the role of Chairman. The Board believes that Mr. Narayen's combined role enables decisive leadership, ensures clear accountability and enhances the Board's ability to focus its meetings on the issues most critical to Adobe's success as well as Adobe's ability to communicate its message and strategy clearly and consistently to its stockholders, employees and customers.

To maintain an appropriate level of independent checks and balances, our Corporate Governance Guidelines provide that if the Chairman of the Board and the Chief Executive Officer are the same person, the independent members of the Board will annually select an independent director to serve in a lead capacity, who we refer to as our Lead Director. Our Board believes that there are advantages to having a Lead Director for matters such as communications and relations among our Board, the Chief Executive Officer and other members of senior management and in assisting our Board in reaching consensus on particular strategies and policies. The independent members of our Board have selected Frank Calderoni to serve as Lead Director. The Board believes that from Mr. Calderoni's experience as a director of several public companies, as well as his past experience as the Chief Executive Officer of Anaplan, Inc., and as Chief Financial Officer of Red Hat, Inc., Cisco and SanDisk Corporation, he brings abundant financial expertise and business acumen that helps ensure strong and independent oversight and effective collaboration among the directors.

Our Lead Director coordinates the activities of the other independent directors and has the following additional responsibilities, as outlined in the Lead Director Charter adopted by the Board and available on our website at adobe.com/investor-relations/governance.html:

- presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors;

- working to optimize Board performance through regular feedback that ensures that diverse viewpoints of all directors are heard and creating a climate of constructive candor in which frank and thoughtful discussion occurs;

- meeting with the Chairman and Chief Executive Officer to discuss Board agendas, materials and the schedule of meetings;

- calling meetings of the independent directors, as needed;

- retaining outside advisors and consultants who report directly to the Board on Board-wide issues, as needed;

- providing feedback to directors in connection with the periodic Board evaluation process;

- administering, with the Chair of the Executive Compensation Committee, the Board's evaluation of the performance of the Chairman and Chief Executive Officer; and

- making himself available for communication with Adobe's significant stockholders.

Led by Mr. Calderoni, the independent members of our Board met five times during fiscal year 2022 in regularly scheduled executive sessions (without the presence of Mr. Narayen) to discuss various matters related to oversight, Board affairs, and CEO performance. Mr. Calderoni also frequently attended Audit Committee and Executive Compensation Committee meetings, and, at times, attended meetings with investors as part of our stockholder outreach efforts. Using input collected from the independent members of our Board during each executive session, Mr. Calderoni discusses the agenda and materials for future Board meetings with the Chairman and Chief Executive Officer and members of management.

Our Board believes that stockholders are best served by the Board's current leadership structure because it provides Adobe with the benefits of combining the leadership role of Chairman and Chief Executive Officer, while at the same time featuring a strong and empowered independent Lead Director who provides an effective independent voice and further enhances the contributions of our independent directors.

Fiscal Year 2022 Board and Committee Meetings

During fiscal year 2022, our Board held eight meetings, and its three standing committees—Audit Committee, Executive Compensation Committee and Governance and Sustainability Committee—collectively held 19 meetings. Each director attended at least 75% of the meetings of the Board and the committees on which such director served in fiscal year 2022. Members of our Board are encouraged to attend our annual meetings of stockholders. All twelve of the Board members then serving on our Board attended our 2022 Annual Meeting of Stockholders ("2022 Annual Meeting").

The following table sets forth the number of meetings held by our Board and the committees during fiscal year 2022:

Name	Board	Audit	Executive Compensation	Governance and Sustainability
Number of meetings held in fiscal year 2022	8	8	7	4

Committees of the Board

Audit Committee

8 meetings held in fiscal year 2022

CURRENT MEMBERS

Kathleen Oberg (Chair)

Brett Biggs

Spencer Neumann

Dheeraj Pandey

The Audit Committee's role includes assisting the Board in fulfilling its responsibilities related to the oversight of our financial, accounting and reporting processes; our system of internal accounting and financial controls; our technology security policies and internal cybersecurity and privacy controls; our enterprise risk management program; and our compliance with related legal, regulatory and ethical requirements. The Audit Committee's responsibilities include:

- the appointment, compensation, engagement, evaluation, retention, termination and oversight of our independent registered public accounting firm, including conducting a review of its independence;

- reviewing and approving the planned scope of our annual audit;

- overseeing our independent registered public accounting firm's audit work;

- reviewing and pre-approving any audit and non-audit services that may be performed by our independent registered public accounting firm;

- reviewing with management and our independent registered public accounting firm the adequacy of our internal financial and disclosure controls;

- reviewing our critical accounting policies and practices, critical audit matters and the application of accounting principles;

- reviewing and discussing with management the adequacy and effectiveness of our information and technology security policies and internal controls regarding information and technology security, cybersecurity and privacy related areas;

- monitoring the rotation of partners of our independent registered public accounting firm on our audit engagement team as required by regulation;

- reviewing our policies and practices with respect to swaps transactions;

- overseeing Adobe's worldwide investment policy;

- overseeing the performance of our internal audit function;

- establishing procedures, as required under applicable regulation, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

- overseeing and reviewing relevant elements of Adobe's enterprise risk management program; and

- reviewing our annual audited financial statements and quarterly financial statements with management and our independent registered public accounting firm.

The Audit Committee has the authority to obtain independent advice and assistance from internal or external legal, accounting and other advisors at Adobe's expense. See "Report of the Audit Committee" contained in this proxy statement.

Each member of the Audit Committee meets the independence criteria prescribed by applicable regulations and the rules of the SEC for audit committee membership and is an "independent director" within the meaning of applicable Nasdaq listing standards. Each Audit Committee member meets Nasdaq's financial sophistication requirements, and the Board has further determined that each Audit Committee member is an "audit committee financial expert" as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC. The Audit Committee acts pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and Nasdaq, a copy of which can be found on our website at adobe.com/investor-relations/governance.html.

Executive Compensation Committee

7 meetings held in fiscal year 2022

CURRENT MEMBERS

Amy Banse (Chair)

Melanie Boulden

Laura Desmond

David Ricks

The Executive Compensation Committee:

- sets and administers the policies that govern, and reviews and approves, all compensation of our executive officers, including cash, equity and other compensation programs;

- makes recommendations to the Board concerning Board and committee compensation, as well as overseeing matters related to human capital management, including the company's diversity and inclusion programs;

- reviews our stock ownership guidelines for directors and the executive leadership team;

- oversees our overall compensation plans and benefit programs, as well as the approval of all employment, severance and change of control agreements and plans applicable to our executive officers;

- reviews and approves annual performance objectives and goals relevant to our executive officers;

- oversees all matters related to stockholder approval of executive compensation, including the advisory vote on named executive officer compensation; and

- evaluates the risk-taking incentives and risk management of our compensation policies and practices.

The Executive Compensation Committee is also authorized to review and approve equity-based compensation grants to our non-executive officer employees and consultants; however, equity grants to our non-executive officer employees are generally approved by a Management Committee for Employee Equity Awards appointed by the Board, currently consisting of our Chief Executive Officer and Chief People Officer & Executive Vice President, Employee Experience, within parameters established by the Executive Compensation Committee. See the section titled "Granting Guidelines for Equity Compensation" under "Compensation Discussion and Analysis" for additional information. The Chief Executive Officer is also authorized, in his capacity as a member of the Board, to approve the assumption of outstanding equity awards in acquisitions, new hire and retention restricted stock unit grants to non-executive officer employees and restricted stock unit grants to consultants.

The Executive Compensation Committee has the authority to obtain independent advice and assistance from internal or external legal, accounting and other advisors, at Adobe's expense. The Executive Compensation Committee assesses the independence and any potential conflicts of interest of compensation advisors in accordance with applicable law and Nasdaq listing standards. The members of the Executive Compensation Committee are all independent directors within the meaning of applicable Nasdaq listing standards and all of the members are "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Executive Compensation Committee acts pursuant to a written charter, a copy of which can be found on our website at adobe.com/investor-relations/governance.html.

Governance and Sustainability Committee

4 meetings held in fiscal year 2022

CURRENT MEMBERS

Frank Calderoni (Chair)

Amy Banse

Kathleen Oberg

Daniel Rosensweig

The Governance and Sustainability Committee's primary purpose is to evaluate candidates for membership on our Board and make recommendations to our Board regarding candidates for director. The committee also:

- makes recommendations with respect to the composition and diversity of our Board and its committees;

- reviews and makes recommendations regarding the functioning of our Board as an entity;

- oversees environmental, social and governance ("ESG") matters applicable to the Company, other than those related to human capital management;

- establishes and reviews governance criteria applicable to the Board;

- manages periodic review, discussion and evaluation of the performance of our Board, its committees and its members;

- assesses the independence of our directors;

- reviews and approves or disapproves any related-person transaction as defined under Item 404 of Regulation S-K, after examining each such transaction for potential conflicts of interest and other improprieties; and

- reviews the board memberships of other entities held by members of the Board and approves such memberships for our executive officers.

If requested by the Board, the Governance and Sustainability Committee also may assist our Board in reviewing and assessing management development and succession planning for our executive officers. The Governance and Sustainability Committee has the authority to obtain independent advice and assistance from internal or external legal, accounting and other advisors at Adobe's expense. The members of our Governance and Sustainability Committee are all independent directors within the meaning of applicable Nasdaq listing standards. The Governance and Sustainability Committee operates pursuant to a written charter, a copy of which can be found on our website at adobe.com/investor-relations/governance.html.

In carrying out its function to nominate candidates for election to our Board, the Governance and Sustainability Committee considers the criteria, attributes and experience discussed above in "Our Board of Directors." In reviewing potential candidates, the Governance and Sustainability Committee will also consider all relationships between any proposed nominee and any of Adobe's stockholders, competitors, customers, suppliers or other persons with a relationship to Adobe. In addition, the Governance and Sustainability Committee believes it is appropriate for at least one member of our Audit Committee to meet the criteria for an "audit committee financial expert" as defined by SEC rules, that each member of our Audit Committee and Executive Compensation Committee be a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act and that a majority of the members of our Board meet the definition of "independent director" within the meaning of applicable Nasdaq listing standards.

The Governance and Sustainability Committee, from time to time, retains, for a fee, one or more third-party search firms to identify suitable candidates.

The Governance and Sustainability Committee considers stockholder recommendations for candidates for the Board based on the same criteria that it uses to evaluate other candidates, including incumbents. Our stockholders may nominate one or more persons for election as a director at our annual meeting of stockholders. The name of any recommended candidate for director, together with a brief biographical sketch, a document indicating the candidate's willingness to serve if elected and evidence of the recommending stockholder's ownership of company stock must be sent to the attention of our Corporate Secretary. In addition, the proxy access provisions under Article III, Section 6 of our Bylaws, provide that a stockholder (or a group of up to twenty stockholders) owning at least three percent of Adobe's outstanding shares of common stock continuously for at least three years may nominate and include in our annual meeting proxy materials director nominees constituting up to the greater of two directors or twenty percent of the total number of directors on the Board, provided the stockholders and nominees satisfy the requirements specified in our Bylaws. In either case, a stockholder who wishes to formally nominate a candidate must comply with the notice, information and consent provisions contained in our Bylaws. Any notice of director nomination submitted to Adobe other than through proxy access must include the additional information required by Rule 14a-19(b) under the Exchange Act. Our Bylaws specify additional requirements if stockholders wish to nominate directors at special meetings of stockholders.

Certain Relationships and Related Transactions

Transactions with Related Persons

Pursuant to its written charter, the Governance and Sustainability Committee considers and approves or disapproves any related person transaction as defined under Item 404 of Regulation S-K, after examining each such transaction for potential conflicts of interest and other improprieties. The Governance and Sustainability Committee has not adopted any specific written procedures for conducting such reviews and considers each transaction in light of the specific facts and circumstances presented.

Since the beginning of fiscal year 2022, there have not been any transactions, nor are there any currently proposed transactions, in which Adobe was or is to be a participant, where the amount involved exceeded $120,000 and in which any related person had or will have a direct or indirect material interest. As is the case with most multinational corporations, from time to time in the ordinary course of business, we engage in arms-length transactions with companies in which members of the Board or our executive team have professional relationships.

Compensation Committee Interlocks and Insider Participation

There are no members of our Executive Compensation Committee who were officers or employees of Adobe or any of our subsidiaries during fiscal year 2022. No members were formerly officers of Adobe or had any relationship otherwise requiring disclosure hereunder. During fiscal year 2022, no interlocking relationships existed between any of our executive officers or members of our Board or Executive Compensation Committee, on the one hand, and the executive officers or members of the board of directors or compensation committee of any other entity, on the other hand.

Corporate Governance Guidelines & Codes of Business Conduct and Ethics

Corporate Governance Guidelines

We believe in sound corporate governance practices and have adopted formal Corporate Governance Guidelines to enhance our effectiveness. Our Board adopted these Corporate Governance Guidelines in order to ensure that it has the necessary practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The Corporate Governance Guidelines set forth the practices our Board follows with respect to Board and committee composition and selection, Board meetings, Chief Executive Officer performance evaluation and management development and succession planning for senior management, including the Chief Executive Officer position. A copy of our Corporate Governance Guidelines is available on our website at adobe.com/investor-relations/governance.html.

Code of Business Conduct

We have also adopted a Code of Business Conduct applicable to all directors, officers and employees of Adobe as required by applicable Nasdaq listing standards. This Code of Business Conduct is publicly available on our website at adobe.com/investor-relations/governance.html. There were no waivers of the Code of Business Conduct for any of our directors or executive officers during fiscal year 2022.

Code of Ethics

We adopted a Code of Ethics applicable to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Corporate Controller, Treasurer and certain other finance department executives, which is a "code of ethics" as defined by applicable SEC rules. The Code of Ethics is publicly available on our website at adobe.com/investor-relations/governance.html. If we make any amendments to the Code of Ethics other than technical, administrative or other non-substantive amendments or grant any waivers, including implicit waivers, from a provision of the Code of Ethics to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Corporate Controller, Treasurer or certain other finance department executives, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our website at adobe.com/company/integrity.html or in a Current Report on Form 8-K filed with the SEC. There were no waivers of the Code of Ethics during fiscal year 2022.

Risk Analysis of Performance-Based Compensation Plans

Our Executive Compensation Committee believes that our employee compensation programs do not encourage excessive and unnecessary risk-taking that would be reasonably likely to have a material adverse effect on Adobe. The Executive Compensation Committee oversaw the performance of a risk assessment of our compensation programs as generally applicable to our employees to ascertain any potential material risks that may be created by our compensation programs. The Executive Compensation Committee considered the findings of the assessment conducted internally and concluded that our compensation programs are designed and administered with the appropriate balance of risk and reward in relation to our overall business strategy and do not encourage employees to take unnecessary or excessive risks, and that the level of risk that they might encourage is not reasonably likely to materially harm our business or financial condition, after considering mitigating controls.

Although the majority of target total direct compensation provided to our executive officers is incentive-based, the Executive Compensation Committee believes that our executive compensation programs have been designed with appropriate controls and other mitigating measures to prevent excessive and unnecessary risk taking. Incentive-based employee compensation programs typically make up a smaller percentage of our other employees' overall compensation and therefore provide less motivation for risk taking. The design of these compensation programs is intended to encourage our employees to remain focused on both short-term and long-term operational and financial goals of the company in several key respects:

- Our Executive Annual Incentive Plan for fiscal year 2022 was updated to focus on GAAP revenue and non-GAAP EPS performance against our fiscal year 2022 operating plan (the "Operating Plan"), with the minimum threshold for GAAP revenue and non-GAAP EPS increased to 90% of target (compared to 80% of target for fiscal year 2021). As in prior years, the Executive Annual Incentive Plan also included an individual performance component with objectives for our executive officers relating to strategic objectives and diversity and inclusion objectives.

- Our Performance Share Program for fiscal year 2022 was updated to be based on two equally weighted metrics: (1) Adobe's total stockholder return ("TSR") over a three-year period relative to the companies in the Nasdaq 100 Index as of January 1, 2022, and (2) a Net New Sales metric, combining Digital Media net new ARR and subscription revenue growth in Digital Experience, measured over three separate one-year periods, rewarding sustained, measurable performance over a three-year period. In the event Adobe's TSR over the three-year period, from calendar year 2022 through calendar year 2024, places in the bottom 25% relative to the companies in the Nasdaq 100 Index at the beginning of the performance period and against whom relative TSR is measured, no shares will be awarded with respect to the portion of the award based on relative TSR performance, meaning our executive officers would be rewarded only when Adobe's stock is performing above that threshold. In addition, no shares will be awarded with respect to the portion of the award related to the Net

New Sales metric in the event certain threshold results are not achieved for any one or more of the three one-year periods in the performance period.

- Our system of internal controls over financial reporting, standards of business conduct and compliance programs, among other things, reduce the likelihood of manipulation of our financial performance to enhance payments under our performance shares and bonus and sales compensation plans.

- Our performance-based plans include a 200% cap on the target awards. We believe this cap limits the incentive for excessive risk-taking by our executive officers.

- Employees below the vice president level receive equity incentive awards solely in the form of restricted stock units ("RSUs"). Our executive officers and certain senior employees receive a combination of RSUs and performance shares. Annual RSUs granted in fiscal year 2022 vest 25% upon the one-year anniversary of the vesting commencement date and 6.25% quarterly thereafter for three years, and annual RSUs granted in fiscal year 2023 vest 6.25% quarterly over four years. Performance shares vest 100% after a three-year vesting period, based on certifications as to achievement by the Executive Compensation Committee and subject to the participant's continued service. Accordingly, RSUs and performance shares provide strong employee retention incentives and encourage recipients to focus on sustained stock price appreciation over the long term. Stock options are not granted to members of our Board, our executive officers or any other employees.

- Our officers at the senior vice president level and above are all subject to and, as of December 2, 2022, in compliance with our stock ownership guidelines, described under the section titled "Compensation Discussion and Analysis—Other Benefits, Programs, and Policies—Stock Ownership Guidelines," which encourage a robust level of stock ownership aligning these executive officers' long-term interests with those of our stockholders.

- Our Insider Trading Policy prohibits all employees and officers from pledging shares, engaging in short sales or hedging transactions involving Adobe's securities.

- We have a clawback policy for performance-based incentive compensation that applies to all our executive officers.

Board Evaluation

On a regular basis, we engage an outside advisor to conduct a comprehensive Board evaluation to assess the effectiveness of our Board, committees and members. The process is facilitated by an independent third party to preserve integrity and anonymity of the Board members and the company's senior executives. The evaluation process facilitator connects with each director and some of the company's senior executives individually to obtain and compile responses to the evaluation, which includes feedback from Board members on other Board members, for review by the Board and senior executives of the company.

The Board and senior executives of the company then review and discuss the evaluation results and any actions to be taken as a result of the discussion. The results are used to inform Board and committee composition and refreshment, including expansion and refinement of the attributes and experience criteria for Board membership and to address the evolving needs of the company. The evaluation aims (1) to find opportunities where our Board and committees can improve their performance and effectiveness, (2) to assess any need to evolve the composition and expertise of our Board and (3) to assure that our Board and committees are operating in accordance with our Corporate Governance Guidelines and committee charters.

Communications with the Board

Any stockholder who desires to contact our Board, or specific members of our Board, may do so electronically by sending an email to the following address: adobeboard@adobe.com. Alternatively, a stockholder may contact our Board, or specific members of our Board, by writing to:

Stockholder Communications
Adobe Inc.
345 Park Avenue
San Jose, California 95110, USA

All such communications will be initially received and processed by the office of our Corporate Secretary. Accounting, audit, internal accounting controls and other financial matters will be referred to the Chair of the Audit Committee. Other matters will be referred to the Board, the non-employee directors or individual directors as appropriate.

Director Compensation for Fiscal Year 2022

The following table sets forth information with respect to compensation awarded to, paid to or earned by each of Adobe's non-employee directors during fiscal year 2022. As an employee director, Mr. Narayen does not receive compensation for service as a director. No stock options were granted to any directors during fiscal year 2022.

Name	Fees Earned or Paid in Cash[1][2] ($)	Stock Awards[3][4] ($)	Total ($)
John Warnock	60,000	282,536	342,536
Amy Banse	100,000	282,536	382,536
Brett Biggs[5]	67,693	352,502	420,195
Melanie Boulden	75,000	282,536	357,536
Frank Calderoni	130,000	282,536	412,536
Laura Desmond	75,000	282,536	357,536
Spencer Neumann[5]	67,693	352,502	420,195
Kathleen Oberg	110,000	282,536	392,536
Dheeraj Pandey	80,000	282,536	362,536
David Ricks	75,000	282,536	357,536
Daniel Rosensweig[6]	71,127	282,536	353,663

---

[1] Director fees were paid at the end of the quarter for which services were provided.

[2] Mr. Biggs, Ms. Boulden, Mr. Calderoni, Ms. Desmond, Mr. Neumann, Mr. Pandey and Mr. Rosensweig each elected to defer all cash fees pursuant to Adobe's Deferred Compensation Plan. For more information on this plan, see "Deferred Compensation Plan" below.

[3] These amounts do not reflect the actual economic value realized by the director for these awards. In accordance with SEC rules, this column reflects the grant date fair value computed in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718 Compensation—Stock Compensation ("FASB ASC Topic 718"), disregarding estimates of forfeitures related to service-based vesting conditions. On January 7, 2022, Mr. Biggs and Mr. Neumann each received 137 RSUs with a grant date fair value of $510.70 per share for joining our Board, which fully vested on April 14, 2022. On April 14, 2022, each non-employee director received an annual grant of 672 RSUs with a grant date fair value of $420.44 per share, in accordance with the terms of the Board's Fiscal Year 2021 and 2022 Non-Employee Director Compensation Policy (the "FY 2021 and FY 2022 Director Compensation Policy") described below. As of 2022 fiscal year end, each non-employee director's 672 RSUs remain unvested and outstanding.

[4] Ms. Banse, Mr. Biggs, Ms. Boulden, Mr. Calderoni, Mr. Neumann, Mr. Pandey and Mr. Rosensweig each elected to defer 100% of their RSUs granted on April 14, 2022 pursuant to Adobe's Deferred Compensation Plan. For more information on this plan, see "Deferred Compensation Plan" below.

[5] Annual Board retainer and committee fees are prorated for Mr. Biggs and Mr. Neumann as they joined the Board effective January 7, 2022.

[6] Committee fees for Mr. Rosensweig are prorated to reflect his transition from the Audit Committee to the Governance and Sustainability Committee effective January 14, 2022.

Compensation Philosophy

The general philosophy of our Board is that compensation for non-employee directors should be a mix of cash, payable quarterly, and equity-based compensation to reward them for a year of service in fulfilling their responsibilities. Adobe does not compensate its management director (our Chief Executive Officer) for Board service in addition to his regular employee compensation.

Decisions regarding the non-employee director compensation program are approved by our full Board based on recommendations by the Executive Compensation Committee, which reviews the total compensation of our non-employee directors and each element of our director compensation program. The Executive Compensation Committee considers advice from its independent compensation consultant, Compensia, Inc., when appropriate, including consideration of director compensation levels, practices and design features of peer companies used to benchmark executive compensation. The peer companies included in this analysis are the same peer companies set forth in the section titled "Compensation Discussion and Analysis—Compensation-Setting Governance and Process—The Role of Peer Companies." On a per-director basis, our cash compensation for non-employee directors is targeted near the peer median and our equity compensation for non-employee directors is targeted within the peer 60th to 75th percentile range. The Executive Compensation Committee also considers the extent to which our Board compensation practices align with the interests of our stockholders. Our Board reviews the Executive Compensation Committee's recommendations and then determines the amount of non-employee director compensation.

Fees Earned or Paid in Cash

Under the FY 2021 and FY 2022 Director Compensation Policy, in fiscal year 2022, each non-employee director received an annual retainer of $60,000 and our Lead Director received an additional Lead Director annual retainer of $50,000, plus committee fees for each committee on which he or she served, as follows:

Committee	Chair ($)	Members ($)
Audit	40,000	20,000
Executive Compensation	30,000	15,000
Governance and Sustainability	20,000	10,000

The committee fees for fiscal year 2022 were the same as the prior year's.

Equity Awards

The FY 2021 and FY 2022 Director Compensation Policy included an annual grant of RSUs to the non-employee directors. The RSUs granted to each non-employee director will vest 100% on the day of our next annual meeting of stockholders following the grant date, subject to each non-employee director's continued service on such date. The annual equity award for fiscal year 2022 was valued at $300,000 (based on the estimated value on the grant date) and was converted into a number of RSUs based on the average closing market price over the 30 calendar days ending the day prior to the grant date. New directors joining our Board between annual meetings receive a pro-rated annual grant of RSUs that vests 100% on the day of our next annual meeting of stockholders that follows the grant. Non-employee directors receive no other equity compensation.

If a non-employee director's service terminates due to death or disability, the director's RSUs will become fully vested.

In the event of a change of control, any unvested RSUs will become vested in full immediately prior to the effective date of the change of control, subject to the consummation of the change of control.

2023 Director Compensation

Following a review with Compensia of peer company board compensation trends in 2022, the Executive Compensation Committee recommended and our Board approved, effective December 3, 2022, the Fiscal Year 2023 and Fiscal Year 2024 Non-Employee Director Compensation Policy (the "FY 2023 and FY 2024 Director Compensation Policy"), consistent with the Board's historical practice of approving a director compensation policy every two years. The FY 2023 and FY 2024 Director Compensation Policy increased the annual equity award value for fiscal years 2023 and 2024 from $300,000 to $315,000. Cash compensation remains the same for fiscal years 2023 and 2024 as in fiscal year 2022, except that our Lead Director's annual retainer increased from $50,000 to $60,000 under the FY 2023 and FY 2024 Director Compensation Policy.

Deferred Compensation Plan

We maintain an unfunded, nonqualified deferred compensation plan (the "Deferred Compensation Plan"), which allows non-employee directors to defer from 5% up to 100% of their cash compensation, which amounts are deemed invested in the investment funds selected by the director from the same fund options that are generally available in Adobe's 401(k) Plan (other than the individual direct brokerage account and Retirement Savings Trust). Participants may also contribute 100% per vesting tranche of their RSU awards. Deferred Compensation Plan participants must elect irrevocably to receive the deferred funds on a specified date at least three years in the future or at termination in the form of a lump sum or annual installments subject to the terms of the plan. Payments of equity deferrals may only be made in the form of a lump sum. Mr. Biggs, Ms. Boulden, Mr. Calderoni, Ms. Desmond, Mr. Neumann, Mr. Pandey and Mr. Rosensweig participated in the Deferred Compensation Plan with respect to 100% of their respective retainers and committee fees for their services in fiscal year 2022. Ms. Banse, Mr. Biggs, Ms. Boulden, Mr. Calderoni, Mr. Neumann, Mr. Pandey and Mr. Rosensweig elected to defer 100% of their annual RSU awards granted on April 14, 2022. See "Executive Compensation—Nonqualified Deferred Compensation in Fiscal Year 2022" in this proxy statement for more information regarding our Deferred Compensation Plan.

Expenses

We reimburse our non-employee directors for their reasonable travel and related expenses in connection with attending Board and committee meetings, as well as costs and expenses incurred in attending director education programs and other Adobe-related seminars and conferences.

Other Benefits

Consistent with prior years, in fiscal year 2022, our co-founder, Dr. Warnock, was offered an opportunity to purchase certain Adobe health, dental and vision insurance and was responsible for paying 100% of the insurance premiums.

Stock Ownership Guidelines

We have adopted stock ownership guidelines for the non-employee members of our Board. Under these guidelines, each non-employee director must hold 50% of the net shares acquired from Adobe until the total number of shares held by such non-employee director equals or exceeds (and continues to equal or exceed) the minimum share ownership requirement. Determined annually, the minimum share ownership for a non-employee director is calculated as follows: shares required to equal a value of ten times the annual retainer divided by the average daily closing share price for the 30-days ending on December 31. Once achieved (following all permissible dispositions under the guidelines), this minimum share value ownership threshold must be maintained throughout the year going forward. Shares that count toward the ownership requirement include: shares owned outright or beneficially owned; shares purchased in the open market or inherited; shares acquired through our Employee Stock Purchase Plan; vested restricted stock; vested RSUs, performance shares and performance units, including such shares that have been deferred into our Deferred Compensation Plan; and shares issued from the exercise of vested options. As of December 2, 2022, each of our non-employee directors was in compliance with these guidelines.

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides information regarding our executive compensation programs during fiscal year 2022 for the following executive officers of Adobe:

Shantanu Narayen	Chairman and Chief Executive Officer ("CEO")
Daniel Durn	Chief Financial Officer and Executive Vice President, Finance, Technology Services and Operations
Anil Chakravarthy	President, Digital Experience Business
David Wadhwani	President, Digital Media Business
Scott Belsky	Chief Strategy Officer and Executive Vice President, Design and Emerging Products*

———————————————

* Mr. Belsky was named Chief Strategy Officer and Executive Vice President, Design and Emerging Products in March 2023. His previous title, which applied during fiscal year 2022, was Executive Vice President, Creative Cloud and Chief Product Officer.

These executive officers are referred to in this Compensation Discussion and Analysis and in the accompanying compensation tables as our named executive officers ("NEOs").

This Compensation Discussion and Analysis describes the material elements of our executive compensation programs for our executive officers during fiscal year 2022. It also provides an overview of our executive compensation philosophy, including our principal compensation programs. Finally, it analyzes how and why the Executive Compensation Committee of our Board (the "Committee") made its compensation decisions for our executive officers, including our NEOs, in fiscal year 2022. For a summary of our fiscal year 2022 financial performance and business highlights, see the section titled "Proxy Summary—Fiscal Year 2022 Financial Highlights" on page 1.

Table of Contents

Executive Compensation Program Updates

Our executive compensation programs are designed by the Committee to directly tie the amounts realized under our incentive compensation awards for our executive officers to the achievement of our key strategic performance objectives, returns to our stockholders and the creation of sustainable long-term stockholder value. Over the years, we have evolved our executive compensation programs while maintaining a compensation philosophy aimed at achieving strong alignment between our long-term strategic goals and our stockholders' interests. Our fiscal year 2022 compensation programs continued to reflect this philosophy, and the incentive compensation earned by our executive officers reflected our business achievements.

Changes to Our Compensation Programs in Fiscal Year 2022

In discussing the design of our compensation programs with our stockholders in fiscal year 2021, we received valuable feedback from our stockholders regarding enhancements we could make to our compensation programs. The Committee evaluated the feedback received and implemented enhancements to our fiscal year 2022 compensation programs to both respond directly to stockholder input and to further increase pay-for-performance alignment.

Performance Share Program Changes

Beginning in fiscal year 2022, in response to peer company practices and stockholder feedback that our Performance Share Program did not account for performance metrics that drive Adobe's growth and value other than total stockholder return ("TSR"), the Committee approved the inclusion of a new financial metric in our Performance Share Program. In prior years, awards under our Performance Share Programs were solely based on total stockholder return ("TSR") relative to companies in the Nasdaq 100 Index. The 2022 Performance Share Program has two separate equally weighted performance metrics: (1) relative TSR, measured over a three calendar year performance period and (2) a new financial Net New Sales metric that combines Digital Media net new annualized recurring revenue ("ARR") and Digital Experience subscription revenue growth, measured over three consecutive fiscal years.

The Committee added the Net New Sales metric to better align our NEOs' financial incentives with the company's financial performance, strategic priorities and objectives, including continued growth, and to allow the Committee to reward performance that may not be immediately reflected in the stock price. The Committee believes that annual performance goals under the Net New Sales metric, rather than a single goal for the entire three-year performance period, allows the Committee to set goals and measure performance in a manner that reflects the dynamic nature of our business and the company's long-term trajectory over that three-year period. Together, the two metrics balance absolute performance (i.e., Net New Sales) with that of relative performance (i.e., TSR) to ensure that the company performs well relative to benchmark companies while also rewarding achievement of metrics that are strong indicators of the forward-looking health of Adobe's business. The chart below shows the overlapping performance periods of the three Performance Share Programs active during fiscal year 2022 and the performance metrics and weighting applicable to each Performance Share Program.



2020
2021
2022
2023
2024
2020 Performance Share Program
Relative TSR over 3 years (100%)
Vests after 3-year performance period
2021 Performance Share Program
Relative TSR over 3 years (100%)
Vests after 3-year performance period
2022 Performance Share Program(1)
Relative TSR over 3 years (50%)
Net New Sales over 1 year (16.67%)
Net New Sales over 1 year (16.67%)
Net New Sales over 1 year (16.67%)
Vests after 3-year performance period

(1) The Net New Sales goal is based on achievement determined and measured annually over each one-year period in three consecutive fiscal years, but no awards vest until the end of the full 3-year period. The TSR goal is based on achievement

measured over a three calendar year period. The Committee will assess whether our NEOs achieve each performance metric independently of the other.

In response to stockholder feedback and to better align executive pay with increasing stockholder value, the Committee also increased the target percentile rank needed for our CEO and other executive officers to realize 100% of the portion of their full award based on relative TSR performance from the 50th percentile to the 55th percentile among the companies included in the Nasdaq 100 Index.

For further discussion of the 2022 Performance Share Program, see the section titled "Fiscal Year 2022 Compensation Program Design—Equity Incentives—2022 Performance Share Program" below.

Cash Incentive Plan Changes

As in past years, awards under our annual, cash-based 2022 Executive Annual Incentive Plan (the "2022 Cash Incentive Plan") are calculated based on (1) a corporate performance result, which is comprised of a financial performance result that the Committee may adjust up or down using a discretionary strategic performance adjustment, and (2) an individual performance result.

Beginning in fiscal year 2022, the financial performance metric for the 2022 Cash Incentive Plan is based on GAAP revenue and non-GAAP EPS performance compared against our fiscal year 2022 operating plan (the "Operating Plan") approved by our Board of Directors. The Net New Sales metric that was previously included in the financial performance result portion of our short-term Cash Incentive Plan was moved to our long-term Performance Share Program (as detailed in the section above). The Committee also increased the minimum GAAP revenue and non-GAAP EPS performance thresholds that must be achieved before any amounts are payable under the 2022 Cash Incentive Plan to 90% of target for fiscal year 2022 (up from 80% in fiscal year 2021) to add additional rigor and more closely align pay to performance.

In fiscal year 2022, the Committee also added to each executive officer's individual goals for determining their individual performance result a component focused on people, organization and culture, including diversity and inclusion. For more discussion of cash incentive awards, see the section titled "Fiscal Year 2022 Compensation Program Design—Cash Incentives" below.

Summary of Changes

The following table summarizes the design changes the Committee made to our long-term Performance Share Program and annual cash incentive plan compared to the designs in fiscal year 2021.

	2021 Design	2022 Design
Long-Term Performance Share Program	Performance based on one metric: • relative TSR over a three-year performance period.	Performance based on two equally weighted metrics: • relative TSR over the three-year performance period; and • a Net New Sales metric, combining Digital Media net new ARR and Digital Experience subscription revenue growth compared against public guidance determined at the beginning of each fiscal year, over each of three one-year periods.
Annual Cash Incentive Plan	Financial Performance Result determined by: • GAAP revenue and non-GAAP EPS performance against the fiscal year Operating Plan targets; and • a Net New Sales metric comprised of net new Digital Media ARR and subscription revenue growth in Digital Experience, as set forth in the Operating Plan.	Financial Performance Result determined by: • GAAP revenue and non-GAAP EPS performance against the fiscal year Operating Plan targets.

Compensation Approach in Fiscal Year 2023

In addition to taking stockholder feedback into account, the Committee evaluated a number of other factors discussed below in making decisions about our executive compensation approach. The Committee believes that both the cash incentive and equity compensation programs are creating the desired pay-for-performance incentives, and that these incentives have been driving the intended outcomes. As a result, the Committee determined not to make any significant design changes to our cash incentive plan and long-term equity compensation program for fiscal year 2023.

In response to feedback from Compensia about market trends, for fiscal year 2023, the Committee approved annual RSU awards to our executive officers that vest quarterly over four years, rather than 25% on the first anniversary of the vesting commencement date and 6.25% quarterly thereafter. This revised vesting schedule applies to all annual RSUs granted to Adobe employees.

Additional information regarding our fiscal year 2023 executive compensation programs is available in our Current Report on Form 8-K filed with the SEC on January 26, 2023.

Compensation Philosophy and Objectives

Guiding Principles

We believe that the skills, experience and dedication of our executive officers are critical factors that contribute directly to our operating results, thereby enhancing stockholder value. In order to continue to develop and bring to market the products that drive our financial performance, we must attract, motivate and retain the top talent within our industry. As such, our compensation programs are designed to:

- provide competitive compensation opportunities that attract and retain individuals with the skills necessary for us to achieve our business objectives;

- relate directly to our corporate performance and meaningfully drive our strategy;

- reward and motivate strong individual performance, but with a substantial majority of compensation tied to corporate objectives;

- avoid undue compensation-related risk; and

- create direct alignment with our stockholders by providing equity ownership in the company.

Continued Emphasis on Pay for Performance

Approximately 88% of our CEO's target total direct compensation in fiscal year 2022 was comprised of long-term equity awards, a substantial percentage (70%) of which is performance-based. The remaining awards granted are time-based RSUs that vest according to a four-year vesting schedule.

Unless we achieve the target goals for the performance share awards, including a 55th-percentile relative TSR rank over the three-year performance period of the Performance Share Program, our CEO and other executive officers will not realize the full intended value of their long-term incentive compensation. Even if we achieve 100% of public guidance for Net New Sales, our CEO and other executive officers will only receive 90% of the target shares related to the Net New Sales metric. Further, because Adobe common stock underlies our equity-based compensation awards, the immediate value of these awards is subject to fluctuations in our stock price, strongly aligning the interests of our executive officers, including our CEO, with those of our stockholders.

Our pay-for-performance philosophy is reflected in the pie charts below, which depict the composition of our CEO and other NEOs' target total direct fiscal year 2022 compensation:



CEO and Other NEOs' Target Pay Mix[1]

CEO — 96.1% At Risk
- Base Salary 3.9%
- Incentive Cash 7.7%
- RSUs 26.5%
- Performance Shares 61.9%

All Other NEOs — 93.4% At Risk
- Base Salary 6.6%
- Incentive Cash 6.6%
- RSUs 43.4%
- Performance Shares 43.4%

[1] The mechanism for calculating target equity award values is described in detail under "Equity Incentives—Equity Compensation Mix." The amounts shown for all other NEOs represent their average target pay mix. For the actual grant date fair value of equity awards, computed in accordance with stock-based compensation accounting principles, please see "Executive Compensation—Summary Compensation Table" as well as related discussion about the calculation of such amounts set forth below under "Accounting and Tax Considerations."

Executive Compensation Policies and Practices

The following underscore our continued commitment to corporate governance and compensation best practices:

What we do	What we don't do
✓ Our executives officers' total compensation is designed to pay for performance and is comprised of elements that address both short-term and long-term financial performance, with appropriate caps on maximum amounts payable.	✗ Our Insider Trading Policy, which applies to all employees, officers and directors, prohibits transactions involving pledging, hedging or short sales of Adobe equity.
✓ Our Compensation Committee engages its own independent compensation consultant to advise on executive and non-employee director compensation matters.	✗ We do not provide golden parachute excise tax gross-up payments.
✓ Our Compensation Committee reviews the composition of our compensation peer group annually and makes adjustments to the composition of that peer group, if deemed appropriate.	✗ We do not provide defined benefit pension plans, supplemental executive retirement plans or retiree health benefits for our executive officers.
✓ We conduct an annual advisory vote on the compensation of our NEOs.	✗ Our equity plans do not include an evergreen feature that would automatically replenish the shares available for issuance.
✓ Our Compensation Committee is comprised 100% of independent directors.	
✓ We have a clawback policy for performance-based incentive compensation of our executive officers.	
✓ We have robust stock ownership requirements for our directors and officers at the senior vice president level and above.	

We believe our executive compensation programs have been effective at driving the achievement of our target financial and strategic results, appropriately aligning executive pay and corporate performance and enabling us to attract and retain top executives within our industry.

Compensation-Setting Governance and Process

The Role of the Executive Compensation Committee

The Committee oversees, reviews and approves the elements and amounts of compensation of Adobe's executive officers, including our NEOs. To fulfill its duties, the Committee regularly solicits input from its independent compensation consultant. In fiscal year 2022, the Committee met regularly in executive session with its independent compensation consultant and without management present. The Chair of the Committee also met separately with the consultant, both with and without management present. The Committee also discusses Mr. Narayen's performance with the Board and our Lead Director and remains solely responsible for making the final decisions on compensation for our executive officers, including our NEOs.

The Committee regularly reviews the compensation programs for our executive officers, including our NEOs, to ensure they achieve the desired goal of aligning our executive compensation structure with our stockholders' interests. This includes using our incentive compensation awards to support our strategic and operating plans. We also closely monitor the compensation programs and pay levels of executives at companies of similar size and complexity, so that we may ensure that our compensation programs are within the norm of market practices. This aids in the retention of our NEOs in a competitive market for executive talent.

The Role of Executive Officers

Our CEO conducts reviews of the performance and compensation of the other NEOs and, based on these reviews, he made his recommendations for fiscal year 2022 target compensation levels (including adjustments to base salary and target annual cash incentives, if applicable, and equity incentive levels) directly to the Committee. He also provides feedback on the strategic goals and objectives of each of the other NEOs. No NEO was present or participated in the final determinations or deliberations of the Committee regarding the amount of any component of his own fiscal year 2022 compensation package.

The Role of the Compensation Consultant

The Committee engaged Compensia, Inc. as the Committee's independent compensation consultant to review and provide independent advice concerning all of the components of Adobe's executive compensation programs, on account of Compensia's expertise in the software industry, its knowledge of our peer group and its geographical proximity. Compensia provided the following services on behalf of the Committee during fiscal year 2022: (1) reviewed and provided recommendations on the composition of our peer group and provided compensation data relating to executives at the selected companies in our peer group; (2) conducted a comprehensive review of the total compensation arrangements for all of our executive officers; (3) provided advice on our executive officers' compensation; (4) assisted with executive equity program design, including analysis of equity mix, target grant levels and our 2022 Performance Share Program design; (5) assisted with development of our fiscal year 2022 Cash Incentive Plan; (6) provided updates on say-on-pay results and regulatory developments; (7) updated the Committee on emerging trends and best practices in the area of executive and director compensation; (8) conducted a detailed aggregate equity utilization survey relative to peer company practices; (9) conducted a comprehensive review of the total compensation arrangements for the non-employee members of the Board relative to peer companies and market best practices; and (10) reviewed the Compensation Discussion and Analysis for inclusion in our 2022 proxy statement.

Our Employee Experience, Finance and Legal departments work with our CEO and Compensia to design and develop new compensation programs applicable to our NEOs and other executive officers, to recommend changes to existing compensation programs, to recommend financial and other performance targets to be achieved under those programs, to prepare analyses of financial data, to prepare peer group compensation comparisons and other Committee briefing materials and, ultimately, to implement the decisions of the Committee. Members of these departments and our CEO also meet with Compensia separately from the Committee to convey information on proposals that management may make to the Committee, as well as to allow Compensia to collect information about Adobe to develop its own proposals.

The Committee conducted a formal review of Compensia's independence and is satisfied with the qualifications, performance and independence of Compensia. The Committee also determined that the work of Compensia did not give rise to any conflict of interest. Other than providing limited guidance to our Employee Experience department regarding Adobe's broad-based equity compensation design for all employees (as approved by the Committee), Compensia does not provide any other services to Adobe. Adobe pays for the cost of Compensia's services.

The Role of Stockholders and Say-on-Pay Vote Results

Adobe values the input of our stockholders on our compensation programs. We hold an advisory vote on NEO compensation on an annual basis. We also regularly communicate with our stockholders to better understand their opinions on governance issues, including compensation. The Committee carefully considers stockholder feedback and the outcome of each vote when reviewing our executive compensation programs each year.

At our 2022 annual meeting, approximately 88% of the votes cast approved, on an advisory basis, our NEO compensation for fiscal year 2021. In particular, we believe stockholder support was largely driven by the following attributes of our fiscal year 2021 executive compensation programs, which largely continued into fiscal year 2022, with certain updates made for fiscal year 2022 described above: (1) the high degree of alignment between company performance and our executive compensation programs; and (2) basing our Performance Share Program on a three-year performance period with an objective metric—relative TSR (and, for fiscal year 2022, also an equally weighted Net New Sales metric—closely aligning the compensation opportunity of our NEOs to long-term stockholder interests and strategic priorities).

Though we welcome stockholder interaction throughout the year, we generally engage in stockholder outreach during two key periods each fiscal year: (1) the period leading up to our annual meeting of stockholders; and (2) during the months of August and September, when Adobe's management, the Committee and its independent compensation consultant are in the preliminary planning stages for the subsequent year's compensation programs. During fiscal year 2022, we engaged in discussions with several of our largest stockholders regarding our existing programs and potential changes for the future, and we value the input received during those discussions. We received positive feedback from stockholders on the changes we made in fiscal year 2022 to our compensation approach. We expect to continue stockholder engagement throughout fiscal year 2023 as we consider potential changes to our compensation programs in the future.

The Role of Peer Companies

The Committee regularly reviews relevant market and industry practices on executive compensation. They do so to balance our need to compete for talent with the need to maintain a reasonable and responsible cost structure while aligning our executive officers' interests with those of our stockholders.

Each year, to assist the Committee in its deliberations on executive compensation, the Committee reviews and updates our list of peer companies used as points of comparison, as necessary, to ensure that the comparisons are meaningful. These peer companies are technology companies at which our NEOs' positions would be analogous in scope and complexity, which operate in similar or related businesses to Adobe and with which Adobe competes for talent. In July 2021, the Committee, with input from management and Compensia, expanded our peer group for fiscal year 2022 and updated the revenue and market capitalization criteria to include both several larger companies as well as several smaller, emerging, high growth companies. The following table shows the updates to the criteria Compensia used to provide recommendations on the composition of our compensation "peer group" and changes compared to our criteria for fiscal year 2021:

	FY 2021 Criteria	FY 2022 Criteria
Ownership	Public	Public
Industry	Global U.S.-based or U.S.-listed multi-faceted software/Internet company	Global U.S.-based or U.S.-listed multi-faceted software/Internet company
Revenue	~0.5x to ~2.0x of Adobe	~0.33x to ~3.0x of Adobe
Market Cap	~0.33x to ~3.0x of Adobe	~0.25x to ~10.0x of Adobe
Refinement Considerations	• profit margin within 0.5x to 2.0x of Adobe • comparable headcount • positive revenue growth • stockholder advisory firm names company as Adobe's peer • companies naming Adobe as a peer	• talent competitors • positive revenue growth • companies naming Adobe as a peer

The updated peer group approved by the Committee for fiscal year 2022 is listed below.

Peer Group for Fiscal Year 2022

Activision Blizzard, Inc.	Alphabet Inc.*	Amazon.com, Inc.*
Apple Inc.*	Autodesk, Inc.	Cisco Systems, Inc.*
Docusign, Inc.*	Intuit Inc.	Meta Platforms, Inc.*
Microsoft Corporation*	Netflix, Inc.	NVIDIA Corporation
Oracle Corporation	PayPal Holdings, Inc.	salesforce.com, inc.
SAP SE	ServiceNow, Inc.	Twilio Inc.*
Twitter, Inc.*	VMware, Inc.	Workday, Inc.*

_____

*   Added for fiscal year 2022.

As a result of the foregoing criteria adjustments, eBay Inc., Electronic Arts Inc. and Booking Holdings Inc. were removed from the updated peer group.

Compensia prepares a compensation analysis compiled from both executive compensation surveys and data gathered from publicly available information for our peer group companies. The Committee uses this data to compare the current compensation of our NEOs to that of the peer group and to determine the relative market value for each NEO position. However, compensation is not set at any particular target of compensation at the peer companies, but is rather used by the Committee for comparison purposes to inform its decisions.

Fiscal Year 2022 Compensation Program Design

Our executive compensation programs include base salary, an annual cash incentive opportunity, long-term equity incentive awards and employee benefits. The below table illustrates the objectives we believe are furthered by each element of our compensation programs.

Compensation Elements and Objectives

Compensation Element	Description	Objectives: Attract/Retain Key Performers	Objectives: Reward Short-Term Performance	Objectives: Reward Long-Term Performance
Base Salary	Base salary provides market competitive compensation in recognition of role and responsibilities.	✓		
Annual Cash Incentives	Cash incentives are earned in full or in part only if (1) we achieve certain pre-established one-year company performance targets, (2) the recipient achieves individual performance levels or objectives and (3) the recipient remains employed with Adobe through the achievement certification date.	✓	✓	
Long-Term Equity Incentives	Equity incentives are awarded upon hire and then typically annually thereafter. Awards are both performance-based and time-based, each vesting over multiple years, aligning employee interests with stockholder interests.	✓		✓
Employee Benefits and Limited Perquisites	Benefits programs for all eligible Adobe employees provide protection for physical, emotional and financial well-being.	✓		

In setting the mix among the different elements of executive compensation, we do not target specific allocations, but generally emphasize performance-based compensation, both cash and equity. The total target cash compensation opportunity (base salary and target cash incentives) represents less of our executive officers' total target compensation than the total target equity compensation opportunity. Our allocation between cash and equity reflects our belief that a significant portion of our NEOs' compensation should be based on company and individual performance, as well as NEO service requirements, to increase alignment with our stockholders' interests and motivate performance that creates sustainable long-term stockholder value. Since our actual performance can deviate from the predetermined target goals, our cash incentive opportunities and equity incentive awards have both upside opportunities and downside risks and the amount of compensation actually earned will likely differ from the target allocations.

The percentage of "at risk" pay for Adobe's management and other employees generally increases with job responsibility, reflecting our view of internal pay equity and the ability of a given employee to contribute to our results. We also generally align our compensation strategy with the practices of our peer group when possible and to the extent consistent with our business model. Our executive compensation programs focus on linking pay to performance and reinforcing the alignment of our executive officers' interests with those of our stockholders. If results do not meet our expectations, our NEOs will receive compensation that is below target levels and may be below market in comparison to our peer group. Similarly, when superior results are achieved, our NEOs may receive compensation that is above target levels and above market. For more information, see the section titled "Fiscal Year 2022 Compensation Program Decisions and Results—Realizable Pay" below.

The fiscal year 2022 target total direct compensation (base salary, target cash incentives and target equity value) ("TDC") for each of our NEOs was set by the Committee based on a number of factors, including: competitive pay practices reflected in the peer group data; each executive officer's contribution to Adobe; company and individual performance; anticipated future contributions; internal pay equity; pay trends; and historical pay levels. The Committee also reviewed the positioning of the total target cash and target equity elements of compensation against levels at our peer companies, but these individual elements of NEO compensation may vary based on the importance of the other factors noted above in any given year with respect to any given NEO. Because our fiscal year begins earlier than most of our peer companies, our target TDC attempts to anticipate what the competitive compensation positioning for each role will be for the coming fiscal year.

Base Salary

Our NEOs' base salaries align with the scope and complexity of their roles, their capabilities and with prevailing market conditions.

Cash Incentives

Annual Cash Incentive Plan

In fiscal year 2022, our 2022 Cash Incentive Plan continued to be designed to align our NEOs' annual cash incentives with the company's financial performance. The Committee set the target annual cash incentive opportunity (expressed as a percentage of base salary) for each NEO early in the fiscal year. In setting the target levels, the Committee considered each NEO's fiscal year 2022 target total cash opportunity against the peer group data provided by its independent compensation consultant, internal pay equity and the roles and responsibilities of each NEO. The Committee set the fiscal year 2022 target annual cash incentive opportunity for each NEO at the same percentage as their target opportunity for fiscal year 2021, as each of their target opportunities remained in our target range when compared with our peers.

The maximum award for each participant is subject to adjustment based on our performance against our corporate priorities and objectives, as well as the individual's performance against goals tailored to each executive participant. Two threshold goals set forth below must first be met before our NEOs are eligible to receive any cash incentive amounts under the 2022 Cash Incentive Plan. To earn any award, the company must first achieve two threshold goals: (1) exceed 90% of its annual GAAP revenue target and (2) exceed 90% of its annual non-GAAP EPS target, each as set forth in our Operating Plan.

The dollar value of each participant's award is calculated according to the below formula:


Corporate Performance Result (%)
Financial Performance Result (%)
+
Strategic Performance Adjustment (+/- 25%)
X
Individual Performance Result (%)*
Individual Objectives & People, Org, and Culture
X
Individual Target Cash Incentive ($)
Base Salary
X
Target Cash Incentive (%)
=
Individual EAIP Award** ($)

* Ranges from 0% to 150%

** Capped at 100% of target in the event the Financial Performance Result is below 90%. To earn any award, the company must achieve the two threshold goals set forth above.

Corporate Performance Result

The "Corporate Performance Result" (expressed as a percentage) is based on (1) the financial performance of the company in fiscal year 2022 (the "Financial Performance Result") and (2) a discretionary strategic performance adjustment of up to 25 percentage points up or down based on the Committee's assessment of the company's performance against its corporate priorities and objectives during the performance period (the "Strategic Performance Adjustment"). The Financial Performance Result is based on our GAAP revenue and non-GAAP EPS performance against the Operating Plan targets for fiscal year 2022. The Committee and the company's management believe that our Financial Performance Result metrics are strong indicators of the forward-looking health of Adobe's business.

A table showing the relationships between financial performance, as a percentage of the Operating Plan targets, and the funding results under the 2022 Cash Incentive Plan can be found in Exhibit 10.4 to the Current Report on Form 8-K Adobe filed with the SEC on January 27, 2022.

Individual Performance Result

The "Individual Performance Result" (expressed as a percentage ranging from 0% to 150%) is based on the Committee's assessment of each participant's individual performance including, without limitation, achievement of individual goals set by the Committee at the outset of the fiscal year relating to (1) strategy, innovation and execution; and (2) our people, organization and culture, including diversity and inclusion.

The individual goals were selected by the Committee in consultation with our CEO (other than with respect to his own goals) at the outset of fiscal year 2022, and the Committee reviewed the achievement of such individual goals for each NEO to determine the NEO's Individual Performance Result. For our CEO and other NEOs, the individual goals for fiscal year 2022 are also shown in the table below and were specifically tailored to the functions led by each NEO and aligned to the achievement of our overall Operating Plan.

Executive Officer	Individual Performance Goals
Shantanu Narayen	Drive growth and innovation for key strategic initiatives across Creative Cloud, Document Cloud and Digital Experience; drive strategies for new markets, technologies and categories; and focus on leadership bench, diversity and inclusion, and company culture.
Daniel Durn	Drive strategic planning for Creative Cloud, Document Cloud and Digital Experience, including inorganic growth; improve operating velocity and planning agility; focus on leadership bench, diversity and inclusion, and company culture.
Anil Chakravarthy	Drive critical product initiatives for Digital Experience, Adobe Experience Platform and connected applications; execute go-to-market strategies across solution and industry sales; develop leadership bench, increase diversity and invest in a culture of feedback.
David Wadhwani	Drive critical product initiatives for Creative Cloud, Adobe Express and Document Cloud; execute go-to-market strategies focused on PLG, engagement and retention; develop leadership bench, increase diversity and invest in a culture of feedback.
Scott Belsky	Execute critical product initiatives for Creative Cloud and Adobe Express; drive new categories including Frame.io and 3D and immersive; develop leadership bench, increase diversity and invest in a culture of feedback.

Calculation of Awards

Once each component described above is certified by the Committee, the award earned by each participant is determined using the formula above, provided that in no event will a participant's award exceed 100% of the participant's individual target award if the Financial Performance Result is not at least 90%. The Committee also determined that company performance must exceed 90% of our annual GAAP revenue target and 90% of our non-GAAP EPS target, each as set forth in the Operating Plan, in order for a participant in the 2022 Cash Incentive Plan to be eligible to earn any annual cash incentive award. If these thresholds are met, each participant would be eligible to earn a maximum award of up to 200% of the participant's target annual cash incentive opportunity, based on performance results. Amounts paid under the 2022 Cash Incentive Plan are subject to recoupment from participants in accordance with our Clawback Policy.

Fiscal year 2022 results and payouts are set forth below under "Fiscal Year 2022 Compensation Decisions and Results —Cash Incentives."

Other Cash Incentives

From time to time, the company may grant one-time signing bonuses to certain executive officers, in recognition of the need to attract top talent for key executive roles.

Equity Incentives

Goals of Equity Compensation

We use equity compensation to motivate and reward strong corporate performance and to retain valued employees. We also use equity incentive awards as a means to attract and recruit qualified individuals. We believe that equity awards serve to align the interests of our NEOs with those of our stockholders by rewarding them for growing the value of the company.

Equity Compensation Mix

For our fiscal year 2022 equity program established in January 2022, the Committee continued to differentiate between the CEO target mix of equity incentive awards and that of our other NEOs, with the target mix of ongoing annual equity incentive awards to our CEO continuing to consist of 70% performance share awards and 30% time-based RSUs in order to align our CEO closely with the interests of our stockholders by having a large proportion of his target TDC vary with company performance. The target mix of equity incentive awards to our other NEOs also remained unchanged for fiscal year 2022 at 50% performance share awards and 50% time-based RSUs. The Committee determined that this mix of equity compensation would appropriately balance and meet our compensation objectives, as described in the table below. The Committee calculated the target values for equity awards to achieve this desired mix, based on a price of $515.79 per share, the trailing 10-day average of the closing price per share of our common stock as of January 21, 2022, the period just prior to the Committee's approval of the equity compensation award recommendations. Based on this price per share, the total desired number of targeted shares was determined and then split, as applicable, between performance shares and time-based RSUs, each rounded up to the nearest whole share.

Fiscal Year 2022 Mix of Annual Equity Incentive Awards

Type of Equity (Allocation Percentage)	Description	Objectives/Dilutive Effect	Vesting[1]
Performance Share Awards (CEO ~70%, Other NEOs ~50%)	Stock-settled awards subject to performance- and time-based vesting conditions; three-year cliff performance period determines the total number of shares earned, with significant benefits for overachievement and significant consequences for underachievement, including the potential for no award being earned; no purchase cost to executive, so awards always have value if earned	Focus NEOs on both (i) a three-year performance goal tied to long-term stockholder returns and (ii) annual Net New Sales metrics, while also providing a strong retention incentive, requiring continuous employment to vest; provide significant incentive to grow our stock price and achieve revenue growth; and use fewer shares than stock options, so less dilutive	Performance shares vest upon the certification of all performance results following a three-year performance period
Time-Based RSUs (CEO ~30%, Other NEOs ~50%)	Stock-settled awards subject to time-based vesting conditions; no purchase cost to executive, so awards always have value, if earned	Provide a strong incentive for our NEOs to remain employed with us, as they require continuous employment while vesting; provide moderate reward for growth in our stock price; and use fewer shares than stock options, so less dilutive	Vest over a period of four years; specifically, 25% on the first anniversary of the vesting commencement date and 6.25% quarterly thereafter for the remaining three years

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[1] Our NEOs' equity awards are also subject to certain accelerated vesting provisions as described under "Severance and Change of Control Compensation" and "Executive Compensation—Grants of Plan-Based Awards in Fiscal Year

2022—Narrative Summary to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal Year 2022 Table—Effect of Death and Disability on Equity Compensation Awards."

2022 Performance Share Program

Shares may be earned under the 2022 Performance Share Program based on the achievement of both (1) objective relative TSR (the "TSR Goal") and (2) a Net New Sales goal (the "Net New Sales Goal"). Each performance goal is weighted 50% and achievement of each goal is determined independently of the other. Participants can earn between 0% and 200% (the payout cap under the program) of the total target number of performance shares granted to them under the 2022 Performance Share Program.

TSR Goal

Achievement of the TSR Goal is based on the TSR of our common stock during a three-year performance period, comprised of calendar years 2022 through 2024, compared to that of companies that comprise the Nasdaq 100 Index as of January 1, 2022 (the "Index Companies"). The TSR of Adobe and each Index Company will first be measured as the 90 consecutive calendar day average closing sales price for the period ending on, and including, December 31, 2021 and then compared with the 90 consecutive calendar day average closing sales price for the period ending on, and including, December 31, 2024.

No shares under the TSR goal will be awarded if Adobe's TSR performance ranks below the 25th percentile for the performance period. Additionally, regardless of Adobe's position with respect to the Index Companies, each NEO's award with respect to the TSR Goal will be capped at 100% of target if Adobe has a negative absolute TSR over the performance period. This TSR metric creates accountability since the payout depends upon our stockholder return exceeding the stockholder return of other companies in the Nasdaq 100 Index, which the Committee and Adobe's management believe represent the most relevant market benchmark for Adobe's performance.

The number of performance shares earned with respect to the TSR Goal is calculated based on the formula below, and will decrease by 2.07% for every percentile that Adobe's TSR percentile rank is below the 55th percentile of the Index Companies, subject to the limitations in the chart below. The number of performance shares earned will increase by 2.86% for each percentile that Adobe's TSR percentile rank is above the 55th percentile of the Index Companies, subject to the limitations in the chart below.

Company Percentile Rank as Compared to Index Companies	Shares of Stock That May Be Earned as a Percentage of Target Shares ("Percentage Payout")
Below 25th [1]	0%
25th	38%
35th	59%
55th (Target Percentile)	100% [2]
75th	158%
90th	200% [3]
100th	200%

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[1] A threshold percentile rank of 25% is required before any performance shares can be earned.

[2] The maximum number of performance shares that may be earned at the 55th percentile or higher is capped at 100% of target if Adobe's absolute TSR is negative.

[3] The maximum shares that may be earned is 200% of target, if Adobe's absolute TSR is positive.

Net New Sales Goal

Achievement of the Net New Sales Goal is based on (1) net new annualized recurring revenue ("ARR") in Digital Media and (2) subscription revenue growth in Digital Experience, determined and measured annually over a three-year performance period comprised of our fiscal years 2022 through 2024. The Net New Sales Goal will be determined annually by the Committee for each fiscal year in the performance period, and the level of achievement of the goal will be certified by the Committee following the applicable fiscal year. However, no amount certified as earned will be vested or payable until after the full three-year performance period has concluded. As described in our Annual Report on Form 10-K for the fiscal year ended December 2, 2022, we define Digital Media ARR as the sum of Creative ARR and Document Cloud ARR. We define Creative ARR as the sum of: (a) the annual value of Creative Cloud subscriptions and services, plus (b) the annual contract value of Creative Enterprise Term License Agreements. We define Document Cloud ARR as the sum of: (a) the annual value of Document Cloud subscriptions and services, plus (b) the annual contract value of Document Cloud Enterprise Term License Agreements.

To earn any shares based on the Net New Sales metric, the company must either meet or surpass 70% of the public guidance provided at the beginning of the respective fiscal year. To align with market practice and better assess performance against Net New Sales targets, the Committee amended the 2022 Performance Share Program in January 2023 to provide that adjustments will automatically be made to the calculation of the Net New Sales metric for fiscal years 2023 and 2024 as the result of material mergers and acquisitions and foreign currency fluctuations, whether the impact is positive or negative. The exclusion of foreign currency exchange rate fluctuations is consistent with how we report ARR results which are based on currency rates set at the beginning of the fiscal year and held constant throughout the year for measurement purposes.

Achievement of the Net New Sales Goal for fiscal year 2022 is calculated based on the following chart, which is set by the Committee each year, with interpolation applying for amounts falling within the percentages below. One-third of the total target shares attributable to the Net New Sales Goal can be earned for any single fiscal year in the performance period, based on the following chart (i.e., approximately 16.67% of the total target shares granted under the 2022 Performance Share Program to an NEO can be earned under the Net New Sales Goal for each fiscal year in the performance period, but any such shares will only be paid upon vesting after the third anniversary of the grant date):

Net New Sales as a Percentage of Target for Fiscal Year 2022 [1]	Shares of Stock That May Be Earned for Fiscal Year 2022 (as a Percentage of Target Shares under the Net New Sales Goal applicable to each fiscal year) ("Percentage Payout")
Below 70%	0%
75%	15%
100%	90%
150%	200% [2]

[1] Target is based on public guidance for the fiscal year. Percentages will be rounded to the nearest tenth of a percentile level.

[2] The maximum shares that may be earned under the Net New Sales Goal in a fiscal year is 200% of target.

Vesting and Payout

The Committee will certify the actual performance achievement of each Net New Sales Goal after each fiscal year and will certify achievement of the TSR Goal after the end of the three calendar-year performance period for that goal. Earned performance shares will vest after the full three-year performance period has concluded. Accordingly, the performance shares align our NEOs' interests with those of our stockholders over the long term while also providing key retention incentives, as the shares will only be awarded if an NEO continues to provide services to Adobe (or an affiliate) until the applicable vesting date. Moreover, the design of our Performance Share Program will strengthen our retention incentives for executive officers at times when the company is generating favorable stockholder returns and achieving financial goals that support our long-term corporate priorities. The Committee believes in the importance of balancing absolute performance (i.e., Net New Sales) with that of relative performance (i.e., TSR) to ensure that the company performs well relative to benchmark companies while also rewarding achievement of metrics that are strong indicators of the forward-looking health of Adobe's business.

Progress on the 2022 Performance Share Program is set forth below under "Fiscal Year 2022 Compensation Decisions and Results—Progress on 2022 Performance Share Program."

2022 RSU Program

Recognizing that a substantial portion of our NEOs' compensation is performance-based, the Committee grants time-based RSUs to our NEOs in order to satisfy our retention objectives and promote continuity in our business. The RSUs granted in 2022 vest 25% on the one-year anniversary of the vesting commencement date and then 6.25% quarterly thereafter for the remaining three years of the award. Accordingly, our RSU program provides our NEOs with strong incentives to remain employed by Adobe, while providing additional rewards for growth in our stock price with less dilution to the company than time-based stock options, which were not granted by Adobe to any executive officer in fiscal year 2022.

Fiscal Year 2022 Compensation Decisions and Results

Base Salary

For fiscal year 2022, the Committee reviewed the base salaries of our NEOs, comparing their salaries to the base salary levels at the companies in our peer group, as well as considering the roles and responsibilities, performance and potential performance of the NEOs and their mix of other compensation elements (cash and equity incentives). The Committee increased Mr. Narayen's base salary by $500,000 after a competitive market review of his role to better align his compensation with peer companies and in recognition of his contributions to the company over many years. This was Mr. Narayen's first base salary increase since fiscal year 2016. Mr. Belsky's base salary was increased to align his compensation with peer companies. The salary adjustments for Messrs. Narayen and Belsky became effective February 7, 2022. The Committee did not increase the salaries for Messrs. Durn, Chakravarthy and Wadhwani as the Committee continued to believe that they were appropriate given each individual's role, capabilities and experience.

Fiscal Year 2022 Base Salaries

Name	2022 Salary ($)	2021 Salary ($)
Shantanu Narayen	1,500,000	1,000,000
Daniel Durn	850,000	850,000
Anil Chakravarthy	750,000	750,000
David Wadhwani	750,000	750,000
Scott Belsky	700,000	650,000

Cash Incentives

Annual Cash Incentive Plan

At the outset of fiscal year 2022, the Committee approved the 2022 Cash Incentive Plan to drive revenue growth and profitability, encourage accountability, drive execution of short-term priorities tied to long-term strategy and annual operating plan objectives and recognize and reward the company's executive officers upon the achievement of certain objectives. The Committee set threshold, target and maximum performance levels for these goals that were based on the Operating Plan.

In fiscal year 2022, we achieved $17.61 billion of revenue and diluted earnings per share of $10.10 on a GAAP basis, and $13.71 on a non-GAAP basis, exceeding both threshold levels. (See *Annex A* for a reconciliation of GAAP diluted EPS to non-GAAP diluted EPS.) According to the matrix included as Exhibit A to the 2022 Cash Incentive Plan, as set forth in Exhibit 10.4 to our Current Report on Form 8-K filed with the SEC on January 27, 2022, the GAAP revenue and non-GAAP EPS performance resulted in a Financial Performance Result of 85%.

The Committee applies a high degree of rigor when deciding to make a Strategic Performance Adjustment. In recent years, the Committee has only made downward adjustments, and made downward adjustments both for fiscal year 2021 last year and fiscal year 2019. However, due to the unusual macroeconomic conditions we experienced in fiscal year 2022, the Committee elected to exercise its discretion as permitted under the terms of the 2022 Cash Incentive Plan to make an upward Strategic Performance Adjustment for each of our NEOs. This upward adjustment was made to account for the impact of external factors, such as foreign exchange rates, tax rates and changes in macroeconomic conditions, the same factors that guided our downward adjustment last year. The Strategic Performance Adjustment for fiscal year 2022 resulted in a Corporate Performance Result of 95%.

The Committee monitored each NEO's performance on a periodic basis during the year and measured total achievement at year end. Based on the Committee's assessment of each NEO's individual performance during the fiscal year, including progress against the individual goals shown above, the Committee determined the individual performance assessment for the participants as shown in the table below.

Name	Individual Performance Result		Corporate Performance Result		Actual Award Payout (% of Target Award)
Shantanu Narayen	100%	x	95%	=	95%
Daniel Durn	100%	x	95%	=	95%
Anil Chakravarthy	100%	x	95%	=	95%
David Wadhwani	100%	x	95%	=	95%
Scott Belsky	100%	x	95%	=	95%

The following table shows the calculation of the individual cash bonuses awarded by the Committee based on the formulas set forth above:

Fiscal Year 2022 Cash Incentive Plan Bonus

Name	Weighted Base Salary[1] ($)	Target Cash Incentive (%)	Target Cash Incentive ($)	Actual Award Payout (%)	Actual Cash Incentive Earned ($)
Shantanu Narayen	1,410,714	200 %	2,821,428	95 %	2,680,357
Daniel Durn	850,000	100 %	850,000	95 %	807,500
Anil Chakravarthy	750,000	100 %	750,000	95 %	712,500
David Wadhwani	750,000	100 %	750,000	95 %	712,500
Scott Belsky	691,071	100 %	691,071	95 %	656,518

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[1] Base salary adjustments for Messrs. Narayen and Belsky took effect on February 7, 2022 and their target cash incentives were pro-rated from the effective date of the adjustments.

Other Cash Incentives

In recognition of the need to attract top talent for key executive roles and the responsibilities of the positions and the experience of each individual, the Committee granted one-time signing bonuses to Messrs. Durn and Wadhwani upon them joining Adobe during fiscal year 2021. Mr. Durn's signing bonus of $6,200,000 was payable in two equal installments, with one half paid upon commencement of his employment and the second installment paid on the first anniversary of his employment. Mr. Wadhwani's signing bonus of $5,000,000 is payable in equal installments over three years, subject to Mr. Wadhwani's continued employment on each payment date. Each installment is subject to reimbursement if either Mr. Durn's or Mr. Wadhwani's employment terminates within 12 months of a payment, with the amount reimbursable reduced by 1/12 for each full month of employment from the initial payment date with respect to the first installment and reduced by 1/12 for each full month of employment from the first or second anniversary of the initial payment date, as applicable, for the second and third installments.

Equity Incentives

Target Values and Grants in Fiscal Year 2022

For fiscal year 2022, the Committee, with input from its independent compensation consultant, management and our CEO, took a number of factors into account in determining the target value of the equity compensation opportunity for each of our NEOs. Among these factors were the individual performance of the executive officers, peer group positioning, internal pay equity, our employee retention objectives and the other factors for determining compensation discussed under the section titled "Compensation Philosophy and Objectives" above.

The following table sets forth the total target value of equity awards for each NEO determined by the Committee, as well as the resulting number of performance shares (at target and maximum performance) and RSUs granted to each of our NEOs in January 2022. Note that this table reflects the values targeted by the Committee. With regard to peer group positioning, the Committee reviews the value of equity awards in the aggregate because of the different mix of equity awards granted by our peers and the aggregated manner in which this data is presented in the peer group analyses. The actual grant date fair values of these equity awards, computed in accordance with stock-based compensation accounting principles, are set forth in the section titled "Executive Compensation—Summary Compensation Table." As discussed in the section "Accounting and Tax Considerations" below, the grant date fair values reported in the Summary Compensation Table for fiscal year 2022 differ from those below.

For more information on equity awards granted during fiscal year 2022, see the "Executive Compensation—Grants of Plan-Based Awards in Fiscal Year 2022" table and accompanying narrative.

Equity Awards Granted by the Committee During Fiscal Year 2022

Name	Total Target Value of Equity Award ($)[2][3]	Performance Share Program[1]		RSU Award (#)
		Target Award (#)[4]	Maximum Award (#)	
Shantanu Narayen	34,500,000	46,822	93,644	20,067
Daniel Durn	10,000,000	9,694	19,388	9,694
Anil Chakravarthy	10,000,000	9,694	19,388	9,694
David Wadhwani	10,000,000	9,694	19,388	9,694
Scott Belsky	10,000,000	9,694	19,388	9,694

_____

(1)   Achievement of goals for performance shares granted in fiscal year 2022 will be certified by the Committee following the completion of the applicable three-year performance period. The amounts in the table reflect the total number of performance shares granted for the three-year performance period at target and maximum, and, therefore, are not the same as the amounts reported in the "Executive Compensation—Grants of Plan-Based Awards in Fiscal Year 2022" table, which are based on grant date fair value amounts as described in footnote 3.

(2)   Amount of performance shares and RSUs awarded to each NEO is based on the total target equity value for each NEO described above under "Equity Compensation Mix."

(3)   Total target value reported in this table applies to the target value of the entire equity award granted to each NEO. The value differs from the grant date fair value amounts reported for the NEOs for fiscal year 2022 in the Summary Compensation Table under the "Stock Awards" column. Under financial accounting rules, the grant date fair value for a performance award is not determined until the fiscal year in which the performance metrics are established. Under the 2022 Performance Share Program, 50% of the total target performance share awards are subject to Net New Sales Goals that are annually determined by the Committee for each of the fiscal years 2022, 2023 and 2024. Accordingly, only the grant date fair value for the 2022 fiscal year is reflected in the Summary Compensation Table for this portion of the award. The grant date fair value for the portion of the performance share awards subject to relative TSR over the three-year performance period has been determined and, therefore, is reported in the Summary Compensation Table. Please see above under "Fiscal Year 2022 Compensation Program Design—2022 Performance Share Program" for a description of the program for the 2022 fiscal year and below under "Accounting and Tax Considerations" for a description of the calculation of grant date fair value awards for the performance shares.

(4)   50% of the award will apply to the TSR Goal and 50% will apply to the Net New Sales Goal.

2020 Performance Share Program Results and Payouts

The three-year performance period under Adobe's 2020 Performance Share Program closed at the end of our 2022 fiscal year. Under this program, shares were earned by eligible participants based on a single objective financial measure— relative TSR (compared against the companies in the Nasdaq 100 Index at the beginning of the performance period) over a three-year performance period. If Adobe's absolute TSR is positive, the company's achievement of a percentile rank that exceeded the 50th percentile would increase the number of shares of stock that would be earned by increments of 2.5%, rounded up to the nearest whole percent, calculated using that formula and the table below.

Company Percentile Rank as Compared to Index Companies	Shares of Stock That May Be Earned as a Percentage of Target Shares ("Percentage Payout")
Below 25th [1]	0%
25th	38%
35th	63%
50th	100% [2]
75th	163%
90th	200% [3]
100th	200%

[1] A threshold percentile rank of 25% is required before any performance shares can be earned.

[2] The maximum number of performance shares that may be earned at the 50th percentile or higher is capped at 100% of target if Adobe's absolute TSR is negative.

[3] The maximum shares that may be earned is 200% of target if Adobe's absolute TSR is positive.

At the end of the performance period, there were 94 (out of the initial 100) companies with measurable TSR remaining against whom relative TSR performance was calculated for the 2020 Performance Share Program. During the performance period, the average price of Adobe's common stock increased from $282.05 to $315.73 (using the 90-calendar day averages preceding the beginning and end of the performance period), and Adobe achieved a total stockholder return of 12%.

The Committee engaged an independent outside consultant to review the peer group data and calculate the results under our 2020 Performance Share Program. With this performance, our percentile rank among the 94 companies against whom relative TSR performance was compared as of December 2, 2022 was 35th, which resulted in each of the participants being awarded performance shares equal to 63% of the executive officer's target number of shares.

The target, maximum and actual shares earned and awarded to our NEO participants under the 2020 Performance Share Program, as certified by the Committee, are set forth in the table below:

2020 Performance Share Program Results

Name [1]	Target Award (#)	Maximum Award (#)	Actual Achievement (%)	Shares Awarded (#)
Shantanu Narayen	65,579	131,158	63 %	41,314
Anil Chakravarthy	14,413	28,826	63 %	9,080
Scott Belsky	10,090	20,180	63 %	6,356

[1] Messrs. Durn and Wadhwani were not participants in the 2020 Performance Share Program because they were not employed by Adobe at the time the awards were granted.

Progress on 2022 Performance Share Program

For fiscal year 2022, we achieved $1.91 billion in net new annualized recurring revenue in Digital Media. In Digital Experience, we achieved $3.88 billion in subscription revenue, representing 15% year-over-year growth or 18% adjusted year-over-year growth. As shown in the table below, comparison against public guidance for such amounts determined at the beginning of fiscal year 2022 resulted in 100.3% attainment for net new ARR in Digital Media and 93.3% attainment for subscription revenue growth in Digital Experience. After applying weighting to each of the two components based on the relative scale of the business units, total Net New Sales attainment was 98.7% on a constant currency basis.

2022 Performance Share Program – Net New Sales Goal Attainment During Fiscal Year 2022

Net New Sales Component	Target from Public FY 2022 Guidance	Actual FY 2022 Results	Attainment (%)
Digital Media Net New ARR ($ in millions)	$ 1,900	$ 1,907	100.3 %
Digital Experience Subscription Revenue Growth*	19 %	18 %	93.3 %
Total Net New Sales			**98.7 %**

* Digital Experience subscription revenue year-over-year growth rates presented above are adjusted to account for the extra week in first quarter fiscal year 2021 and to show growth rates in constant currency. A reconciliation of Digital Experience subscription revenue year-over-year growth rates on a GAAP basis to year-over-year growth rates on an adjusted basis, presented above, is included in Annex A.

This will result in a future payout of 86% of target shares for fiscal year 2022 under the Net New Sales Goal for fiscal year 2022 (as shown in the table below). As discussed above, no portion of this amount is payable until the full three-year performance period has concluded and each NEO's award is subject to such NEO's continued employment until such date.

2022 Performance Share Program – Net New Sales Shares Earned During Fiscal Year 2022

Name	January 2022 Award Net New Sales Shares for FY 2022		
	Target Number of PSUs (#)	Payout (%)	Actual Number of PSUs Earned (#)
Shantanu Narayen	7,804	86 %	6,711
Daniel Durn	1,616	86 %	1,389
Anil Chakravarthy	1,616	86 %	1,389
David Wadhwani	1,616	86 %	1,389
Scott Belsky	1,616	86 %	1,389

Realizable Pay

Realizable pay reflects the real value of equity awards and increases or decreases with fluctuations in market value. When determining the annual equity grants to our executive officers in January of each year, the Committee believes it is important to take into account not only the grant date fair values included in our Summary Compensation Table, but also to consider the effect of the year-end value of our stock on those awards over time.

Given that approximately 88% of our CEO's and 87% of our other NEOs' target total direct compensation for fiscal year 2022 is equity-based, the Committee and the company consider it especially important to focus on realizable pay when evaluating the effectiveness of our pay for performance philosophy. For example, decreases in our stock price could cause stock-based awards to have realizable values that are less than what was targeted at the time of grant, including performance periods under our Performance Share Programs potentially closing with no value earned and no dilutive effect to the company.

As discussed above, the Committee sets our CEO's target compensation every year in consultation with its external compensation consultant and with reference to peer company pay practices. Our equity compensation programs are designed to incentivize performance and drive stockholder returns. Equity awards constitute the bulk of our CEO's target total direct compensation. The following chart demonstrates the relationship between the target and realizable values of our CEO's total direct compensation and Adobe's indexed TSR for the past five completed fiscal years. When our stock price increases and generates positive returns for Adobe's stockholders, the increase impacts an executive officer's realizable pay during the present fiscal year and for past fiscal years during which the executive officer received equity awards that are held or still subject to vesting. When our stock price decreases, the decrease similarly impacts an executive officer's realizable pay in fiscal years and, as shown for fiscal year 2022 in the chart below, can result in realizable total direct compensation being less than target total direct compensation. The following chart demonstrates that our equity compensation programs have been working as intended by the Committee, providing meaningful incentives for Adobe's executive officers to drive strong stockholder returns relative to our peer group over the long-term and demonstrating a direct correlation between our stock price and realizable pay.



CEO Target and Realizable TDC versus Indexed TSR

Target TDC: Target TDC is the sum of our CEO's base salary as disclosed in the Compensation Discussion and Analysis sections of this and prior proxy statements, the target annual incentive amount (which is the target bonus percentage multiplied by the respective base salary) and equity award target grant date fair values. No other amounts are included.

Realizable TDC: Realizable TDC is the sum of our CEO's actual earned base salary, non-equity incentive plan compensation, equity award values of RSUs and performance shares granted (calculated for performance shares as described in the following sentence) with such equity award values multiplied by the closing stock price per share on the last day of fiscal year 2022 of $341.53, and all other compensation disclosed in the Summary Compensation Table for the applicable fiscal year. Equity award values for performance shares are based on: (i) for completed performance periods that began in fiscal years 2018, 2019 and 2020, the number of shares actually issued for the applicable performance period following certification of results and (ii) for performance periods that began in fiscal years 2021 and 2022 that are not yet complete, (x) target amounts under relative TSR (which was the only performance metric for performance shares in fiscal year 2021) and (y) for fiscal year 2022 for which annual Net New Sales Goals apply in addition to the relative TSR Goal, the earned amount for fiscal year 2022 under the Net New Sales Goal and target amounts under that goal for each of fiscal years 2023 and 2024.

Indexed TSR: Indexed TSR is calculated by taking the stock price per share on the last day of fiscal years 2018 to 2022 of $250.89, $309.53 $477.03, $616.53 and $341.53, respectively, and dividing each by the stock price per share on the last day of fiscal year 2017 of $179.52.

Other Benefits, Programs and Policies

Retirement and Deferred Compensation Plan Benefits

We do not provide our employees, including our NEOs, with a defined benefit pension plan, any supplemental executive retirement plans or retiree health benefits, except as required by local law or custom for employees outside the United States. Our NEOs may participate on the same basis as other U.S. employees in our Section 401(k) Retirement Savings Plan (the "401(k) Plan") with a company-sponsored match component.

Our executive officers and our Board members are eligible to participate at their election in our Deferred Compensation Plan. The Deferred Compensation Plan provides the ability to defer receipt of income to a later date, which may be an attractive tax planning opportunity. We generally do not contribute to the Deferred Compensation Plan on behalf of participants; therefore, our cost to maintain the Deferred Compensation Plan is limited to administration expenses, which are minimal. Other than Mr. Narayen, no other NEOs participated in or had an accrued balance under the Deferred Compensation Plan in fiscal year 2022.

Perquisites and Additional Benefits and Programs

We provide limited perquisites to our executive officers, including our NEOs. In considering potential perquisites, the Committee considers the cost to Adobe as compared to the perceived value to our employees as well as other corporate governance and employee relations factors. We offer our executive officers at the director level and above, including our NEOs, an annual comprehensive physical examination that is fully funded by Adobe, as an added benefit to the Adobe medical insurance provided. Alternatively, our NEOs may choose to enroll in a health concierge service. Adobe recognizes the significant role of its executive officers and offers this program to encourage a focus on keeping well. In fiscal year 2022, in response to the COVID-19 pandemic, we also provided free non-business-related COVID testing to our senior management and their immediate family members.

We maintain a corporate aircraft primarily for the use of our CEO, with certain limited exceptions where other executive officers may use it solely for critical business matters. In the interests of security and efficiency as well as our CEO's health and safety, the Committee has encouraged our CEO to use the corporate aircraft for personal travel by providing an annual allowance for incremental costs associated with his personal use of the jet that is set by the Committee, after which he must fully reimburse the company for all additional incremental costs associated with personal use of the aircraft pursuant to an aircraft time sharing agreement with the company. After increasing the allowance for incremental costs in fiscal year 2021 as a result of the COVID-19 pandemic, the Committee reverted back to the prior allowance of $400,000 for fiscal year 2022. Our CEO did not exceed the $400,000 allowance in fiscal year 2022, and as stated in last year's proxy statement, did not exceed $400,000 in fiscal year 2021, even though the allowance had been increased for that fiscal year. Our CEO recognizes imputed taxable income as a result of such personal use and is not provided a tax reimbursement or gross-up for any portion of this amount, including as a result of members of the CEO's immediate family accompanying the CEO on business travel. In response to security risk assessments by our Global Security Risk team, we may occasionally provide personal security services for our CEO. The costs related to the personal security measures for our CEO and the incremental costs of non-business-related travel and guests on any such legs of travel are included in the "All Other Compensation" column in the Summary Compensation Table.

We also provide the following benefits to our NEOs, on the same terms and conditions as provided to all other eligible employees: health, dental and vision insurance; life insurance; an Employee Stock Purchase Plan; health savings account; medical and dependent care flexible spending account; and short- and long-term disability, accidental death and dismemberment insurance. We believe these benefits are consistent with benefits provided by companies with which we compete for executive-level talent.

Employment Agreements

Each of our NEOs is employed "at will." Except in limited circumstances, such as when an employment agreement that provides for severance is assumed or renegotiated as part of a corporate transaction, we only enter into agreements providing for severance benefits with our U.S. executive officers in relation to a change of control of Adobe or an executive transition plan.

Severance and Change of Control Compensation

The Committee believes that change of control vesting of equity awards and severance payments and benefits, if structured appropriately, serve to minimize the distraction caused by a potential transaction and reduce the risk that an executive officer departs Adobe before an acquisition is consummated. The Committee and the company believe that a pre-existing plan will allow our executive officers to focus on continuing normal business operations and on the success of a potential business combination, rather than on seeking alternative employment. Further, a pre-existing plan ensures stability and will enable our executive officers to maintain a balanced perspective in making overall business decisions during a potentially uncertain period. To that end, Adobe provides certain change of control payments and benefits as described below.

Each of our NEOs is a participant in our 2020 Executive Severance Plan in the Event of a Change of Control (the "Change of Control Plan"). The Change of Control Plan provides for severance payments and fully accelerated vesting of outstanding equity awards for our NEOs and other members of senior management upon an involuntary termination of employment upon or following a qualifying change of control. The terms of the Change of Control Plan are described below under "Executive Compensation—Change of Control".

We also maintain a Retention Agreement with Mr. Narayen, which provides similar benefits but does not require termination of his employment in order for him to receive the equity acceleration, as described below under "Executive Compensation—Change of Control." Mr. Narayen's original Retention Agreement, dated January 12, 1998, was amended February 11, 2008 based on his promotion to Chief Executive Officer and was further amended on December 11, 2010 and December 5, 2014 in order to clarify the manner of compliance with, or exemption from, Section 409A of the Internal Revenue Code of 1986, as amended (the "Code").

The Change of Control Plan and the Retention Agreement with Mr. Narayen do not provide for reimbursements or "gross-ups" of excise tax amounts under Section 4999 of the Code. Rather, under both of these arrangements, benefits would be reduced if doing so would result in a better after-tax economic position for the affected executive officer. The Committee and the company believe this is an appropriate allocation of the tax cost of these arrangements between Adobe and the executive officer and is consistent with market practice.

Our change of control arrangements are designed to be competitive with the pay practices of our peer group. The Committee periodically reviews the terms and conditions of our change of control arrangements and will make adjustments when and to the extent it deems appropriate. The Change of Control Plan will expire on December 13, 2023, unless extended by Adobe.

Additional details regarding our Change of Control Plan and the Retention Agreement with Mr. Narayen, including estimates of amounts payable in specified circumstances as of the last day of fiscal year 2022, are disclosed in the section titled "Executive Compensation—Change of Control—Potential Payments upon Termination and/or a Change of Control".

Stock Ownership Guidelines

In 2003, our Board adopted stock ownership guidelines for all employees at the senior vice president level and above (including our executive officers) and directors, which the Committee reviews periodically. These guidelines are designed to align our executive officers' interests with those of our stockholders by promoting long-term share ownership, which reduces the incentive for excessive short-term risk taking. Under the guidelines, our executive officers should hold 50% of the net shares acquired until they satisfy (and continue to satisfy) the minimum share ownership value requirements listed in the table below.

Position	Minimum Ownership Value
Chief Executive Officer	20x base salary
President, Executive Vice President or Chief Financial Officer	10x base salary
Senior Vice President	3x base salary

The minimum share ownership levels for each title are determined annually using the following:

- average base salary of the individuals holding such title as of December 31; and

- the average daily closing share price for the 30 days ending on December 31.

Once an executive officer achieves the minimum share threshold measured by the value of shares held, they should retain shares necessary to meet the minimum ownership requirement throughout the year. Shares that count toward the minimum share ownership levels include: shares owned outright or beneficially owned; shares purchased in the open market or inherited; shares acquired through our Employee Stock Purchase Plan; vested restricted stock; vested RSUs, performance shares and performance units, including such shares that have been deferred into our Deferred Compensation Plan; and shares issued from the exercise of vested options. Any shares held prior to the executive officer's date of appointment will also count toward the ownership requirement.

The Committee reviews quarterly reports of the stock holdings of our executive officers and directors. Our Board may evaluate whether exceptions should be made in the case of any covered person who, due to his or her unique financial circumstances, would incur a hardship by complying with these guidelines. No such exceptions were granted or were in place in fiscal year 2022. As of December 2, 2022, each of our NEOs was in compliance with the applicable guidelines.

Anti-Hedging and Anti-Pledging Policy

Our insider trading policy explicitly prohibits any director or employee, including our NEOs, from hedging their equity ownership in Adobe by engaging in short sales or trading in any derivatives involving Adobe securities. All employees are also prohibited from holding Adobe stock in a margin account or otherwise pledging Adobe stock or using financial instruments such as prepaid variable forwards, equity swaps, exchange funds and collars.

Performance-Based Compensation Recovery Policy

Our Board has adopted a Clawback Policy applicable in the event of a material restatement of our financial statements that results from the intentional misconduct or fraud of a Section 16 executive officer. The Clawback Policy enables the Board to require repayment or cancellation of the incremental portion of the performance-based incentive cash and equity compensation paid or payable to such officer in excess of the amount that would have been paid or payable based on the restated financial results. We will update our Clawback Policy for compliance with final Nasdaq listing standards and will comply with SEC rules and Nasdaq listing standards related to clawbacks.

In addition, as a public company subject to Section 304 of the Sarbanes-Oxley Act of 2002, if we are required to restate our financial results as the result of misconduct or due to our material noncompliance with any financial reporting requirements under the federal securities laws, our CEO and CFO may be legally required to reimburse us for any bonus or incentive-based or equity-based compensation they receive.

Granting Guidelines for Equity Compensation

Adobe has adopted written guidelines setting forth our grant practices and procedures for all equity awards. Pursuant to these guidelines:

- the vesting commencement date for our annual equity awards granted to our executive officers, including the NEOs, is January 24 of fiscal year 2022 and prior fiscal years, unless another date is approved and documented by the Committee; under the guidelines, as amended effective December 3, 2022, the vesting commencement date for fiscal year 2023 awards is January 15 of the month in which the grant is made;

- the effective grant date for non-executive officer new hire RSU awards is the 15th day of the month following the month of the employee's hire date, or, if that is not a trading day, the first trading day thereafter; and

- the effective grant date for promotion RSU awards is the 15th day of the month following the month of the employee's promotion, or, if that is not a trading day, the first trading day thereafter.

Because the foregoing grant dates are pre-established, the timing of the release of material non-public information does not affect the grant dates for equity awards, and Adobe does not time the release of material non-public information based on equity award grant dates. Pursuant to our practices for executive officers, the effective grant date for new hire RSU and performance share awards is the executive officer's hire date.

The Committee approves all grants made to our executive officers on or before the grant date, subject to the executive officer's continued employment on the grant date. The Committee also has the authority to approve non-executive officer stock option, performance share and RSU awards. Our Board has also delegated to a Management Committee for Employee Equity Awards (consisting of the Chief Executive Officer and the Chief People Officer & Executive Vice President, Employee Experience) the authority to approve RSU and performance awards to non-executive officer employees in accordance with the granting guidelines described above and subject to Committee-approved vesting schedules and share limits. In addition, our Board has delegated to an Acquired Company & Retention Equity Awards Committee (consisting of the CEO in his capacity as a member of the Board) the authority to approve the assumption of outstanding awards in an acquisition and the granting of RSU awards to employees and consultants. Pursuant to its charter, the Committee has the authority to establish the terms and conditions of our equity awards; therefore, the Committee may make exceptions to Adobe's granting guidelines.

In the event we award stock options, all stock option awards would be granted with an exercise price equal to or greater than the closing price of the underlying stock on the effective grant date or, in accordance with the terms of our approved equity plans, the closing price of the underlying stock on the last trading day prior to the effective grant date, if an award is granted on a non-trading day.

Accounting and Tax Considerations

The Committee considers the financial accounting and tax consequences to Adobe of our compensation programs and the tax consequences to our employees. In determining the aggregate number and mix of equity grants in any fiscal year, the Committee and management consider the size and share-based compensation expense of outstanding and new equity awards.

Unlike in prior fiscal years, the grant date fair values for the performance shares granted in fiscal year 2022 under the 2022 Performance Share Program are not yet fully reflected in the Summary Compensation Table for fiscal year 2022 and the Grants of Plan-Based Awards in Fiscal Year 2022 table because the Net New Sales Goal for fiscal years 2023 and 2024 were not determined in fiscal year 2022. Applicable financial accounting rules do not permit full recognition of grant date fair values for performance equity awards until the performance metrics are completely established. Accordingly, only the grant date fair value attributable to the portion of the performance share awards based on relative TSR for the 2022-2024 performance period and that attributable to the Net New Sales Goal for fiscal year 2022 are reflected in the Summary Compensation Table and the Grants of Plan-Based Awards in Fiscal Year 2022 table. As the Net New Sales Goals are established for future fiscal years, the grant date fair values associated with the related performance shares will be reflected in the Summary Compensation Table and the Grants of Plan-Based Awards table for the applicable fiscal year.

The difference of as much as two years between Committee approval of the performance share grants and the future fiscal years when a grant date fair value applies to certain performance share awards subject to the Net New Sales Goal can result in significant deviations between the selected grant value that the Committee approved set forth above under "Fiscal Year 2022 Compensation Decisions and Results—Equity Incentives—Target Values and Grants in Fiscal Year 2022" and the grant date fair value reported in the Summary Compensation Table for the applicable year in which the grant date fair value is established.

The Committee believes it is important to preserve flexibility in administering and designing compensation programs that are intended to attract, retain and motivate the best talent and be in the best interests of Adobe and its stockholders. Accordingly, we do not require that all compensation be deductible as corporate objectives may not always be consistent with the requirements for full deductibility.

Report of the Executive Compensation Committee

The Executive Compensation Committee has reviewed and discussed with management the "Compensation Discussion and Analysis" contained in this proxy statement. Based on this review and discussion, the Executive Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended December 2, 2022.

Respectfully submitted,

EXECUTIVE COMPENSATION COMMITTEE

Amy Banse, Chair
Melanie Boulden
Laura Desmond
David Ricks

Summary Compensation Table for Fiscal Years 2022, 2021 and 2020

The following table sets forth information regarding the compensation for services performed during fiscal years 2022, 2021 and 2020 awarded to, paid to, or earned by the NEOs, which include (1) our Chief Executive Officer, (2) our Chief Financial Officer and (3) our three other most highly compensated executive officers, as determined by reference to total compensation for fiscal year 2022, who were serving as executive officers at the end of fiscal year 2022.

Name and Principal Position	Year	Salary[1] ($)	Bonus ($)	Stock Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation[4] ($)	Total ($)
Shantanu Narayen	2022	1,413,461	—	27,162,373	2,680,357	344,120	31,600,311
Chairman and Chief Executive Officer	2021	1,019,231	—	32,499,671	2,180,000	429,823	36,128,725
	2020	1,000,000	—	42,582,476	2,094,000	213,478	45,889,954
Daniel Durn [5]	2022	850,000	3,100,000 [7]	8,502,393	807,500	29,821	13,289,714
Chief Financial Officer and Executive Vice President, Finance, Technology Services and Operations	2021	114,423	3,100,000	28,674,470	117,373	788	32,007,054
Anil Chakravarthy	2022	750,000	—	8,502,393	712,500	19,838	9,984,731
President, Digital Experience Business	2021	759,615	—	9,039,706	812,212	9,528	10,621,061
	2020	641,346	3,000,000	18,442,255	675,660	9,283	22,768,544
David Wadhwani [6]	2022	750,000	1,666,667 [7]	8,502,393	712,500	17,455	11,649,015
President, Digital Media Business	2021	360,577	1,666,667	17,223,679	381,206	9,070	19,641,199
Scott Belsky	2022	691,346	—	8,502,393	656,518	9,504	9,859,761
Chief Strategy Officer and Executive Vice President, Design and Emerging Products	2021	657,692	—	7,030,570	703,212	9,045	8,400,519
	2020	613,462	—	8,577,610	641,863	8,790	9,841,725

[1] Fiscal 2021 salaries were impacted by the extra week in fiscal 2021 which was a 53-week year compared with fiscal years 2022 and 2020 which were 52-week years.

[2] These amounts do not reflect the actual economic value realized by the NEO. In accordance with SEC rules, this column represents the grant date fair value, computed in accordance FASB ASC Topic 718, of performance shares, assuming the probable outcome of related performance conditions, and RSUs. Pursuant to SEC rules, the amounts shown disregard the impact of estimated forfeitures. For additional information on the valuation assumptions, see Part II, Item 8 "Financial Statements and Supplementary Data" of our Fiscal Year 2022 Annual Report on Form 10-K and the Notes to Consolidated Financial Statements at Note 12, "Stock-Based Compensation." For performance shares granted in fiscal year 2022, amounts include the grant date fair value of 50% of the target performance shares, related to the Relative TSR Goal, and the grant date fair value of 16.67% of the target performance shares, related to the Net New Sales Goal that was established in fiscal year 2022. The grant date fair value of the remaining target performance shares under the 2022 Performance Share Program will be reflected in the Summary Compensation Table in future fiscal years as the associated Net New Sales Goals are established. As shown above in the table titled "Equity Awards Granted by the Committee During Fiscal Year 2022," in the Compensation Discussion and Analysis, performance share awards have a maximum payout of 200% of the target number of shares. Refer to "Grants of Plan-Based Awards in Fiscal Year 2022" for further details of performance share awards and RSUs, including the related grant date fair value.

[3] These amounts consist solely of amounts earned under our Cash Incentive Plans. Such amounts are paid in the subsequent fiscal year.

[4]   For all NEOs, these amounts for fiscal year 2022 include matching contributions under the 401(k) Plan and life insurance premiums. The amounts also include the grossed-up value of the sales club trip of $11,144 for Mr. Narayen and $11,883 for Mr. Durn. Additionally, for Mr. Narayen, the amounts also include the incremental cost of personal use of our corporate jet, based on variable costs for fuel, crew, catering and airport fees, amounting to $315,000 and the cost of executive health concierge service in lieu of the executive physical. On occasion, guests of Mr. Narayen may accompany him on the corporate jet during business trips at a de minimis incremental cost to the company.

[5]   Mr. Durn joined the company in October 2021 and was not a named executive officer in fiscal year 2020.

[6]   Mr. Wadhwani joined the company in June 2021 and was not a named executive officer in fiscal year 2020.

[7]   For Messrs. Durn and Wadhwani, these amounts reflect the annual installments of signing bonuses paid upon commencement of their respective employment at Adobe.

CEO Pay Ratio

The fiscal year 2022 annual total compensation of our CEO was $31,600,311 and the annual total compensation of our median compensated employee was $170,679, based on the methodology presented in the Summary Compensation Table (which, as discussed in footnote 2 to the Summary Compensation Table, did not reflect the grant date fair value for the entirety of the performance shares granted to our CEO under the 2022 Performance Share Program as a result of accounting principles applicable to the reporting of the performance shares). This resulted in a ratio of 185 to 1. To identify the median employee, we took into account target annual base salary, target annual cash incentive bonus and grant date accounting value of RSU and performance share awards granted to our employees, excluding Mr. Narayen, as of December 2, 2022. We annualized this compensation for employees who did not work the entire year. For employees paid other than in U.S. dollars, we converted their compensation to U.S. dollars using the average foreign exchange rate for the fiscal year.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our internal records and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's total annual compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Therefore, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Grants of Plan-Based Awards in Fiscal Year 2022

The following table shows all plan-based awards granted to the NEOs during fiscal year 2022. In accordance with SEC rules, this table presents performance awards as having been granted in the year in which the performance goals were established, and if an award has multiple performance periods, the portion relating to each performance period is treated as a separate grant. The equity awards granted in fiscal year 2022 identified in the table below are also reported in "Outstanding Equity Awards at 2022 Fiscal Year End." For additional information regarding incentive plan awards, please refer to the "Cash Incentives" and "Equity Incentives" sections of our "Compensation Discussion and Analysis."

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	Grant Date Fair Value of Stock and Option Awards[4] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Shantanu Narayen	—	—	2,821,428	5,642,856	—	—	—	—	—
	1/24/2022	—	—	—	10,067	31,215	62,430	—	16,734,356
	1/24/2022	—	—	—	—	—	—	20,067	10,428,017
Daniel Durn	—	—	850,000	1,700,000	—	—	—	—	—
	1/24/2022	—	—	—	2,084	6,463	12,926	—	3,464,809
	1/24/2022	—	—	—	—	—	—	9,694	5,037,584
Anil Chakravarthy	—	—	750,000	1,500,000	—	—	—	—	—
	1/24/2022	—	—	—	2,084	6,463	12,926	—	3,464,809
	1/24/2022	—	—	—	—	—	—	9,694	5,037,584
David Wadhwani	—	—	750,000	1,500,000	—	—	—	—	—
	1/24/2022	—	—	—	2,084	6,463	12,926	—	3,464,809
	1/24/2022	—	—	—	—	—	—	9,694	5,037,584
Scott Belsky	—	—	691,071	1,382,142	—	—	—	—	—
	1/24/2022	—	—	—	2,084	6,463	12,926	—	3,464,809
	1/24/2022	—	—	—	—	—	—	9,694	5,037,584

[1] These columns represent awards granted under our 2022 Cash Incentive Plan for performance in fiscal year 2022. These columns show the awards that were possible at the threshold, target, and maximum levels of performance. Minimum performance under the 2022 Cash Incentive Plan could have resulted in a threshold amount equal to $0. Actual cash incentive awards earned in fiscal year 2022 by the NEOs under the 2022 Cash Incentive Plan are shown in the column titled "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table."

[2] These columns represent awards for which a grant date fair value applies that were granted under our 2022 Performance Share Program, which was adopted under our 2019 Equity Incentive Plan (the "2019 Plan"). These columns show the awards that are possible at the threshold, target, and maximum levels of performance. If the company does not achieve the threshold performance metric, zero shares will be earned. None of the performance shares can be earned until the performance period closes at the end of our 2024 fiscal year. See "Equity Awards Granted by the Committee During Fiscal Year 2022" in the "Compensation Discussion and Analysis" section of this proxy statement for additional discussion.

[3] This column represents awards of RSUs granted under our 2019 Plan.

[4] These amounts do not reflect the actual economic value realized by the NEO. In accordance with SEC rules, this column represents the grant date fair value, computed in accordance with stock-based compensation accounting principles, of each equity award. For additional information on the valuation assumptions, see Part II, Item 8 "Financial Statements and Supplementary Data" of our Fiscal Year 2022 Annual Report on Form 10-K and the Notes to Consolidated Financial Statements at Note 12, "Stock-Based Compensation."

Narrative Summary to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal Year 2022 Table

The material terms of the NEOs' annual compensation, including base salaries, cash incentives and equity awards, including equity values in proportion to total compensation are described under "Compensation Discussion and Analysis" in this proxy statement. Our equity award granting practices are described above and our severance benefits are described under "Change of Control" in this proxy statement. None of our NEOs have entered into a written employment agreement with Adobe.

As discussed in greater detail in "Compensation Discussion and Analysis," the fiscal year 2022 non-equity incentive awards were granted pursuant to the 2022 Cash Incentive Plan, with amounts earned based on the achievement of certain financial and strategic objective goals, as well as the individual performance applicable to each respective NEO. Cash incentives were fully vested when earned.

As discussed in greater detail in "Compensation Discussion and Analysis," the fiscal year 2022 performance share awards will be settled in stock, subject to the terms of our 2022 Performance Share Program. Actual awards earned under the 2022 Performance Share Program are based on achievement of relative TSR and Net New Sales Goals, each equally weighted at target and independently determined. Achievement of the relative TSR Goal is measured over the three-year performance period comprised of calendar years 2022 through 2024, and achievement of the Net New Sales Goals is based on annual achievement of such goals over each of fiscal years 2022 through 2024. No 2022 performance share awards will be paid until final certification by the Committee at the outset of our 2025 fiscal year, contingent upon each NEO's continued service to Adobe at that time.

The RSUs granted to our NEOs pursuant to our 2019 Plan at the outset of fiscal year 2022 vest over four years with 25% vesting on the first anniversary of the vesting commencement date, and then 6.25% vesting quarterly thereafter for the remaining three years of the grant subject to continued service through each applicable vesting date.

There is no purchase price associated with performance share or RSU awards. We did not pay dividends on our common stock during fiscal year 2022.

Effect of Death and Disability on Equity Compensation Awards

The terms and conditions of our RSU awards provide that if a recipient's employment is terminated due to death or disability, the recipient will be given credit for an additional 12 months of service, resulting in vesting for the applicable award accelerating by 12 months.

The terms and conditions of our performance share awards granted in fiscal years 2020, 2021 and 2022 (which vest upon the later of the final certification of the performance goals and the third anniversary of the grant date) provide that if a recipient's employment is terminated due to death or disability before certification of the performance goals, the recipient will receive a prorated target award based on the number of months of service provided during the performance period.

Outstanding Equity Awards at 2022 Fiscal Year End

The following table sets forth information regarding outstanding equity awards as of December 2, 2022 for each NEO. All vesting is generally contingent upon continued employment with Adobe through the applicable vesting date and certain equity awards are subject to performance conditions, each as specified in the footnotes. Market values and payout values in this table are calculated based on the closing market price of our common stock as reported on Nasdaq on December 2, 2022, which was $341.53 per share. No stock options were outstanding as of December 2, 2022.

		Stock Awards			
Name	Award Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Shantanu Narayen	1/24/2019	2,578 [1]	880,464	—	—
	1/27/2020	8,783 [2]	2,999,658		
	1/27/2020	—	—	131,158 [3]	44,794,392
	1/25/2021	11,762 [4]	4,017,076	—	—
	1/25/2021	—	—	97,578 [5]	33,325,814
	1/24/2022	20,067 [6]	6,853,483	—	—
	1/24/2022			93,644 [7]	31,982,235
Daniel Durn	10/18/2021	30,693 [8]	10,482,580	—	—
	1/24/2022	9,694 [6]	3,310,792	—	—
	1/24/2022	—	—	19,388 [7]	6,621,584
Anil Chakravarthy	1/9/2020	11,019 [9]	3,763,319	—	
	1/27/2020	—	—	28,826 [3]	9,844,944
	1/25/2021	5,429 [4]	1,854,166	—	—
	1/25/2021	—	—	19,302 [5]	6,592,212
	1/24/2022	9,694 [6]	3,310,792		
	1/24/2022			19,388 [7]	6,621,584
David Wadhwani	6/14/2021	21,261 [10]	7,261,269	—	—
	1/24/2022	9,694 [6]	3,310,792		
	1/24/2022			19,388 [7]	6,621,584
Scott Belsky	1/24/2019	774 [1]	264,344	—	
	1/27/2020	3,153 [2]	1,076,844		
	1/27/2020			20,180 [3]	6,892,075
	1/25/2021	4,222 [4]	1,441,940		
	1/25/2021			15,012 [5]	5,127,048
	1/24/2022	9,694 [6]	3,310,792		
	1/24/2022			19,388 [7]	6,621,584

(1) RSUs granted pursuant to our 2003 Equity Incentive Plan (the "2003 Plan"). Four-year vesting with 25% vesting on the first anniversary of the vesting commencement date, and then 6.25% vesting quarterly thereafter for the remaining three years of the grant. RSUs fully vest on January 24, 2023.

(2) RSUs granted pursuant to our 2019 Plan. Four-year vesting with 25% vesting on the first anniversary of the vesting commencement date, and then 6.25% vesting quarterly thereafter for the remaining three years of the grant. RSUs fully vest on January 24, 2024.

(3)   These amounts represent the maximum number of shares that could be earned under our 2020 Performance Share Program. The performance period ended at the end of fiscal year 2022, and the certification was completed thereafter. The earned awards vested as of January 24, 2023.

(4)   RSUs granted pursuant to our 2019 Plan. Four-year vesting with 25% vesting on the first anniversary of the vesting commencement date, and then 6.25% vesting quarterly thereafter for the remaining three years of the grant. RSUs fully vest on January 24, 2025.

(5)   These amounts represent the maximum number of shares that could be earned under our 2021 Performance Share Program. The performance period will end at the end of fiscal year 2023, and the certification will be completed thereafter. The earned awards will vest as of the later of January 24, 2024 or the certification date.

(6)   RSUs granted pursuant to our 2019 Plan. Four-year vesting with 25% vesting on the first anniversary of the vesting commencement date, and then 6.25% vesting quarterly thereafter for the remaining three years of the grant. RSUs fully vest on January 24, 2026.

(7)   These amounts represent the maximum number of shares that could be earned under our 2022 Performance Share Program. The three-year performance period for the relative TSR metric will end at the end of calendar year 2024 and the final performance period for the Net New Sale goal will end at the end of fiscal year 2024 (with interim annual performance periods for the Net New Sales goal ending at the end of fiscal years 2022, 2023 and 2024). Final certification will be completed after fiscal year 2024. The earned awards will vest as of the later of January 24, 2025 or the certification date.

(8)   RSUs granted pursuant to our 2019 Plan. Three-year vesting with quarterly vesting from the vesting commencement date. RSUs fully vest on November 15, 2024.

(9)   RSUs granted pursuant to our 2019 Plan. Three-year vesting with 1/3 vesting on each anniversary of the grant date. RSUs fully vest on January 9, 2023.

(10)   RSUs granted pursuant to our 2019 Plan. Four-year vesting with 25% vesting on the first anniversary of the vesting commencement date, and then 6.25% vesting quarterly thereafter for the remaining three years of the grant. RSUs fully vest on June 14, 2025.

Option Exercises and Stock Vested in Fiscal Year 2022

The following table sets forth information regarding the vesting during fiscal year 2022 of time-based stock-settled RSUs and performance-based stock-settled awards granted under our 2019 Performance Share Program for each of the NEOs, on an aggregate basis. In January 2022, the Committee certified the results of our 2019 Performance Share Program at 200% of target. Because certification occurs in the year following the end of the three-year performance period, none of the awards under our 2020, 2021, or 2022 Performance Share Programs were eligible to be earned or vest in 2022.

The value realized on vesting of stock awards is based on the closing market price of our common stock as reported on Nasdaq on the vesting date of the stock-settled awards. No stock options were outstanding or exercised as of December 2, 2022.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Shantanu Narayen	182,402	92,348,829
Daniel Durn	15,346	6,452,635
Anil Chakravarthy	15,241	7,560,797
David Wadhwani	9,664	3,584,957
Scott Belsky	29,691	14,619,726

Nonqualified Deferred Compensation in Fiscal Year 2022

We originally adopted a Deferred Compensation Plan in December 2006, which has been amended from time to time, most recently in December 2019 to remove the ability of executive officer participants who are not directors to defer performance shares or RSUs granted after December 31, 2019. Under the terms of our Deferred Compensation Plan, eligible employees, including each of the NEOs, and directors may elect to defer the receipt of their cash compensation, and directors may elect to defer the receipt of a portion of their equity compensation they would otherwise have received when earned. Amounts deferred under the Deferred Compensation Plan are deemed invested in the investment funds selected by the participant with similar options as available under the 401(k) Plan. We do not contribute to the Deferred Compensation Plan on behalf of its participants, or match the deferrals made by participants, with the exception of situations in which an election to defer under the Deferred Compensation Plan would prevent a participant from receiving the full 401(k) company match. In those situations, we make a contribution to the Deferred Compensation Plan equal to the foregone 401(k) company match. Accordingly, amounts payable under the Deferred Compensation Plan generally are entirely determined by participant contributions and fund elections.

Participants in the Deferred Compensation Plan may elect to contribute 5% to 75% of their base salary and 5% to 100% of other specified compensation, including commissions and bonuses. Members of our Board may contribute 100% of their RSU awards. Generally, participants may elect the payment of benefits with respect to cash and equity deferrals to begin on a specified date or upon termination of employment. Payment of cash deferrals may be made in the form of a lump sum or annual installments, subject to certain requirements. Payments of equity deferrals may only be made in the form of a lump sum. In addition, each participant elects whether to keep his or her account balance in the Deferred Compensation Plan or to receive a lump sum distribution upon a change of control. If a participant experiences an unforeseeable emergency during the deferral period, the participant may petition to receive a partial or full payout from the Deferred Compensation Plan. All distributions are made in cash, except that deferred equity awards are settled in Adobe stock.

Other than Mr. Narayen, no other NEOs participated in, or had an accrued balance under, the Deferred Compensation Plan in fiscal year 2022. The following table shows accrued balances under the Deferred Compensation Plan as of the last day of our 2022 fiscal year:

	Nonqualified Deferred Compensation[1]					
Name	Aggregate balance at December 3, 2021 ($)	Executive contributions in fiscal 2022 ($)	Registrant contributions in fiscal 2022 ($)	Aggregate earnings fiscal 2022 ($)	Aggregate withdrawals/ distributions in fiscal 2022 ($)	Aggregate balance at December 2, 2022 ($)
Shantanu Narayen......	9,938,873	2,082,918	—	(1,105,308)	—	10,916,483

---

[1] Executive contributions in this table are reflected in the Summary Compensation table for fiscal year 2022 and were reflected in prior years, as applicable. Aggregate earnings are not reflected in the Summary Compensation Table for fiscal year 2022 and were not reflected in prior years.

Change of Control

Each of our NEOs is eligible to receive severance benefits in the event of certain terminations of employment upon or after a change of control of Adobe, pursuant to the terms of our Change of Control Plan. Our Chief Executive Officer is also eligible to receive severance benefits in the event of certain terminations of employment, upon or after a change of control of Adobe, in some cases whether or not his employment is terminated, pursuant to his Retention Agreement. Mr. Narayen would need to waive all benefits under his Retention Agreement to receive any benefits under the Change of Control Plan.

The terms of the Change of Control Plan are described below.

Change of Control Terms

Each of our NEOs is a participant in our Change of Control Plan. The Change of Control Plan will expire on December 13, 2023, unless extended by Adobe or a change of control occurs prior to its expiration. If a change of control occurs prior to its expiration, the Change of Control Plan will terminate following the later of the date which is twelve months after the occurrence of a change of control or the payment of all severance benefits due under the Change of Control Plan.

Pursuant to the Change of Control Plan, if there is a qualifying change of control of Adobe (as defined in the plan), and within three months prior and twelve months following the change of control, one of our NEOs (other than Mr. Narayen if he receives benefits under his Retention Agreement) experiences a separation from service as a result of Adobe (or any successor) terminating his employment without cause (and not due to death or disability), or if he resigns for good reason, such executive officer would be eligible to receive:

- any earned but unpaid bonus for the year prior to termination;

- 24 months of salary and target bonus;

- a lump sum payment equal to 18 months of COBRA premiums for the eligible executive and covered dependents; and

- accelerated vesting of all outstanding equity awards (provided that, for performance shares, vesting is solely to the extent shares are credited to the executive based upon performance achieved as of the change of control).

In the event that any amount under the Change of Control Plan would constitute an excess parachute payment within the meaning of Section 280G of the Code, the amounts payable will not exceed the amount which produces the greatest after-tax benefit to the affected individual. All of the benefits under the Change of Control Plan are conditioned upon the executive officer signing a release of claims.

Chief Executive Officer Retention Agreement.

Effective January 12, 1998, Adobe entered into a Retention Agreement with Mr. Narayen, as amended from time to time. Pursuant to his Retention Agreement, if there is a qualifying change of control of Adobe (as defined in the agreement), and prior to or within two years following the change of control, Mr. Narayen experiences a separation from service as a result of Adobe (or any successor) terminating his employment without cause, or as a result of a disability, or if he resigns for good reason, Mr. Narayen would be eligible to receive:

- 36 months of salary and target bonus;

- pro-rata target bonus for the fiscal year of termination based on the base salary then in effect; and

- COBRA premiums for him and covered dependents until the earlier of (1) the last month in which he and his covered dependents are eligible for and enrolled in COBRA coverage and (2) 36 months.

Upon a change of control, regardless of whether his employment is terminated, Mr. Narayen would be eligible to receive accelerated vesting of all outstanding equity awards (provided that, for performance shares, vesting is solely to the extent shares are credited to him based upon performance achieved at the change of control) and any stock options would become fully exercisable.

In the event that any amount under Mr. Narayen's Retention Agreement would constitute an "excess parachute payment" within the meaning of Section 280G of the Code, the amounts payable will not exceed the amount which produces the greatest after-tax benefit to Mr. Narayen. All benefits provided under the Retention Agreement are conditioned upon him signing a release of claims. The Retention Agreement has no expiration date.

2019 and 2003 Plans

In the event of a "Change of Control" (as defined in the 2003 Plan and the 2019 Plan), the surviving, continuing successor or purchasing entity or its parent may, without the consent of any participant, either assume Adobe's rights and obligations under outstanding awards or substitute substantially equivalent equity awards. If the acquiring entity elects not to do so, then all unexercised and unvested portions of all outstanding awards will become immediately exercisable and vested in full, subject to the treatment for performance share awards described below. Any awards which are not assumed or

replaced in connection with a Change of Control or exercised prior to the Change of Control will terminate effective as of the time of the Change of Control.

Equity awards granted to non-employee directors generally provide under the applicable award agreements that the awards will fully accelerate immediately prior to the effective date of a Change of Control, subject to the consummation of the Change of Control. We have provided, and may provide in the future, additional benefits upon a Change of Control or other similar transactions (see "Compensation Discussion and Analysis—Other Benefits and Programs—Severance and Change of Control Compensation" and "Executive Compensation—Change of Control" contained in this proxy statement for more information).

Performance Share Programs

Pursuant to our Performance Share Programs in 2020, 2021 and 2022, in the event of a change of control prior to the certification date, the performance period will be shortened and the Committee will determine the level of achievement and the number of shares credited as of immediately prior to the date of the change of control, but the applicable time-based service vesting requirements will continue to apply. The Change of Control Plan and Mr. Narayen's Retention Agreement, as applicable, provide for acceleration of the applicable time-based service vesting requirements under our Performance Share Programs for the awards held by the NEOs, as described above.

Potential Payments upon Termination and/or a Change of Control

The following table sets forth the estimated potential payments and benefits payable to each NEO under the Change of Control Plan (as in effect on December 2, 2022), and in the case of Mr. Narayen, his Retention Agreement, in the event of a termination of employment and/or a change of control ("COC"), as if such termination or COC event had occurred on December 2, 2022, the last day of fiscal year 2022. The value of the equity awards is based on the closing market price of our common stock as reported on Nasdaq on December 2, 2022, which was $341.53 per share. Each NEO must sign a release of claims to receive any of the benefits below except those for Death/Disability, COC Only (continued employment), or COC Only/Equity Not Assumed or Substituted.

Triggering Event	Target Bonus [1] ($)	Lump Sum Severance [2] ($)	Accelerated Performance Awards [3] ($)	Accelerated Restricted Stock Units ($)	Cont. Health Insurance Coverage (pres. val.) [4] ($)	Total [5] ($)
Shantanu Narayen						
Death/Disability[6]	—	—	38,836,060	8,063,525	—	46,899,585
Voluntary Termination/Involuntary Termination with Cause	—	—	—	—	—	—
Involuntary Termination Without Cause/Resignation for Good Reason	—	—	—	—	—	—
Involuntary Termination/Resignation for Good Reason upon COC[7]	2,821,428	13,500,000	55,051,221	14,750,686	30,457	86,153,792
COC Only (continued employment)[8]	—	—	55,051,221	14,750,686	—	69,801,907
COC Only/Equity Not Assumed or Substituted[9]	—	—	55,051,221	14,750,686	—	69,801,907
Daniel Durn						
Death/Disability[6]	—	—	1,103,483	6,689,549	—	7,793,032
Voluntary Termination/Involuntary Termination with Cause	—	—	—	—	—	—
Involuntary Termination Without Cause/Resignation for Good Reason	—	—	—	—	—	—
Involuntary Termination/Resignation for Good Reason upon COC[7]	850,000	3,400,000	3,310,792	13,793,373	43,299	21,397,464
COC Only (continued employment)[8]	—	—	—	—	—	—
COC Only/Equity Not Assumed or Substituted[9]	—	—	3,310,792	13,793,373	—	17,104,165

Triggering Event	Target Bonus [1] ($)	Lump Sum Severance [2] ($)	Accelerated Performance Awards [3] ($)	Accelerated Restricted Stock Units ($)	Cont. Health Insurance Coverage (pres. val.) [4] ($)	Total [5] ($)
Anil Chakravarthy						
Death/Disability [6]	—	—	8,223,359	6,035,861	—	14,259,220
Voluntary Termination/Involuntary Termination with Cause	—	—	—	—	—	—
Involuntary Termination Without Cause/Resignation for Good Reason	—	—	—	—	—	—
Involuntary Termination/Resignation for Good Reason upon COC [7]	750,000	2,972,877 [10]	11,529,370	8,928,279	43,299	24,223,825
COC Only (continued employment) [8]	—	—	—	—	—	—
COC Only/Equity Not Assumed or Substituted [9]	—	—	11,529,370	8,928,279	—	20,457,649
David Wadhwani						
Death/Disability [6]	—	—	1,103,483	4,088,796	—	5,192,279
Voluntary Termination/Involuntary Termination with Cause	—	—	—	—	—	—
Involuntary Termination Without Cause/Resignation for Good Reason	—	—	—	—	—	—
Involuntary Termination/Resignation for Good Reason upon COC [7]	750,000	1,511,458 [10]	3,310,792	10,572,056	43,299	16,187,605
COC Only (continued employment) [8]	—	—	—	—	—	—
COC Only/Equity Not Assumed or Substituted [9]	—	—	3,310,792	10,572,056	—	13,882,848
Scott Belsky						
Death/Disability [6]	—	—	6,258,537	3,214,823	—	9,473,360
Voluntary Termination/Involuntary Termination with Cause	—	—	—	—	—	—
Involuntary Termination Without Cause/Resignation for Good Reason	—	—	—	—	—	—
Involuntary Termination/Resignation for Good Reason upon COC [7]	691,071	2,800,000	9,320,354	6,093,921	43,299	18,948,645
COC Only (continued employment) [8]	—	—	—	—	—	—
COC Only/Equity Not Assumed or Substituted [9]	—	—	9,320,354	6,093,921	—	15,414,275

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[1] This amount represents the fiscal year 2022 target annual cash incentive opportunity under the 2022 Cash Incentive Plan. The cash incentive opportunity amount is pro-rated for the elapsed time in the current incentive period, assuming that all performance targets have been met; therefore, the amount reported is 100% of the target annual cash incentive opportunity. Actual fiscal year 2022 bonuses earned by each NEO are reported in the column titled "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table."

[2] Based on the base salary and target bonus on December 2, 2022.

[3] This amount includes the full acceleration of the number of shares at 100% of target under the 2020, 2021 and 2022 Performance Share Programs. As of December 2, 2022, the 2020 Performance Share Program's performance certification by the Committee was not completed; the 2021 and 2022 Performance Share Programs had not yet completed each of their respective performance periods. For purposes of this disclosure, achievement of performance is assumed to be 100%, but actual achievement may vary. The Committee's certification of achievement under the 2020 Performance Share Program was completed in December 2022. See the discussion in the "Compensation Discussion and Analysis" section of this proxy statement for actual achievement amounts.

[4] Amounts reported represent the present value of 18 months of COBRA payments with an estimated 3% premium increase every 12 months. The present value is calculated by using 120% of the short term applicable federal rate of 5.4%.

(5)   In accordance with the terms of the Change of Control Plan and Mr. Narayen's Retention Agreement, all of the benefits in this table are subject to a reduction in the event the amounts payable would constitute an excess parachute payment within the meaning of Section 280G of the Code, to the extent the reduced benefits would result in a better after-tax economic position for the effected NEO. See footnote 10 below regarding Messrs. Chakravarthy's and Wadhwani's benefits.

(6)   For an explanation of benefits to be received by our NEOs as a result of death or disability, see "Executive Compensation—Grants of Plan-Based Awards in Fiscal Year 2022—Narrative Summary to Summary Compensation Table" above.

(7)   For an explanation of benefits received by our NEOs as a result of an involuntary termination or resignation for good reason upon a COC, see "Change of Control" above.

(8)   Assumes that all equity awards were assumed or substituted by the hypothetical acquiring company. No benefits are payable to the NEOs pursuant to the Change of Control Plan and there is no accelerated vesting pursuant to the terms of the applicable equity award agreements if the NEOs' employment continues after a COC; however, Mr. Narayen's Retention Agreement provides that all outstanding equity awards (provided that, for performance shares, vesting is solely to the extent shares are credited at the change of control) accelerate in vesting in full upon a COC, regardless of whether his employment is terminated.

(9)   Assumes that equity awards were not assumed or substituted by the hypothetical acquiring company. Pursuant to the terms of the applicable equity plans, any unvested portions of any outstanding equity awards that are not assumed or substituted by the acquiring company are immediately vested in full as of the date immediately prior to the effective date of the COC.

(10)   Messrs. Chakravarthy's and Wadhwani's total payments exceed their respective Section 280G thresholds, and a cutback of severance payments would result in a better after-tax economic position. Therefore, Messrs. Chakravarthy's and Wadhwani's payments are subject to a reduction and Messrs. Chakravarthy and Wadhwani would receive a reduced severance payment.

Equity Compensation Plan Information

The following table shows information related to our common stock which may be issued under our existing equity compensation plans as of December 2, 2022, including our 2020 Employee Stock Purchase Plan ("2020 ESPP"), 2003 Plan and 2019 Plan, plus certain non-stockholder-approved equity compensation plans and awards assumed by us (and which were not subsequently voted on by Adobe's stockholders) in connection with certain acquisitions described below:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	Weighted-average exercise price of outstanding options, warrants and rights[1][2]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by Adobe's stockholders	8,313,160 [3]	—	41,256,713 [4]
Equity compensation plans not approved by Adobe's stockholders[5]	18,063	$76.09	—
Total	8,331,223	$76.09	41,256,713

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[1] Rights include performance shares and RSUs.

[2] Weighted-average exercise prices are calculated without regard to performance shares and RSUs, which do not have any exercise price.

[3] Includes 339,922 shares of common stock issuable pursuant to the terms of our 2020 Performance Share Program at maximum levels (200%) as of December 2, 2022. However, 154,842 shares were forfeited due to participants' departure from Adobe prior to the certification date. Includes 281,964 shares of common stock issuable pursuant to the terms of our 2021 Performance Share Program at maximum levels (200%) as of December 2, 2022. This number exclude 65,174 shares at maximum levels (200%) under our 2021 Performance Share Program that were forfeited due to participants' departure from Adobe prior to the certification date. Includes 350,576 shares of common stock issuable pursuant to the terms of our 2022 Performance Share Program at maximum levels (200%) as of December 2, 2022. This number excludes 20,812 shares at maximum levels (200%) under our 2022 Performance Shares Program that were forfeited due to participants' departure from Adobe prior to the certification date.

[4] Includes 10,746,349 shares that are reserved for issuance under the 2020 ESPP and 30,510,364 shares that are reserved for issuance under the 2019 Plan as of December 2, 2022. As of January 27, 2023, the number of securities available for future issuance under the 2019 Plan (excluding securities reflected in the first column) is 22,879,765.

[5] We assumed the outstanding stock awards under various equity incentive plans maintained by companies we acquired, as follows:

Company	Date of Acquisition
Aviary	September 22, 2014
TubeMogul	December 19, 2016
Magento	June 19, 2018

As of the fiscal year ended December 2, 2022, we maintained equity compensation plans covering stock awards that were assumed by us as follows: one plan in connection with the Aviary acquisition; one plan in connection with the TubeMogul acquisition; and one plan in connection with the Magento acquisition, in each case under which stock awards had been granted by these predecessor entities that remained outstanding at the time of the respective acquisition. We did not assume the reserves of the plans from which these awards were issued. The "Equity compensation plans not approved by Adobe's stockholders" row in the "Equity Compensation Plan Information" table above shows aggregated share reserve information for these awards. No future awards may be granted under any of our acquired plans.

Effective December 3, 2005, our Board adopted the Adobe Systems Incorporated 2005 Equity Incentive Assumption Plan (the "Assumption Plan"), which was amended by the Committee on November 16, 2009. The Assumption Plan permits the grant of non-statutory stock options, stock appreciation rights, stock purchase rights, stock bonuses, restricted stock, restricted stock units, performance shares and performance units using shares reserved under certain assumed plans (as described below). The Assumption Plan has not been approved by our stockholders. The terms and conditions of stock awards under the Assumption Plan are substantially similar to those under our 2019 Equity Incentive Plan. In accordance with applicable Nasdaq listing requirements, we previously granted new stock awards under the Assumption Plan to our employees who were not employed by or providing services to us or any of our affiliates prior to December 3, 2005 (other than employees of certain acquired companies prior to the acquisition dates, and their respective affiliates and subsidiaries).

Our Executive Compensation Committee elected to retire all remaining outstanding share reserves under the Assumption Plan in 2015 and no additional shares will be granted from those Assumption Plan reserves. However, the plan remains in place to govern any awards issued and outstanding thereunder and to facilitate the assumption of, and grants from, equity plan share reserves as deemed appropriate in connection with potential future acquisitions. As of December 2, 2022, there were no stock awards outstanding under the Assumption Plan.

Please see Part II, Item 8 titled "Financial Statements and Supplementary Data" of our Annual Report on Form 10-K for the fiscal year ended December 2, 2022, including Note 12, "Stock-based Compensation" of the Notes to Consolidated Financial Statements, for further information regarding our equity compensation plans and awards.

Security Ownership of Certain Beneficial Owners and Management

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The following table sets forth the beneficial ownership of our common stock as of February 21, 2023 by each entity or person who is known to beneficially own 5% or more of our common stock, each NEO identified in "Executive Compensation—Summary Compensation Table" contained in this proxy statement, each of our directors and all of our directors and current executive officers as a group.

Name of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership[2][3]		Percent of Class[4]
The Vanguard Group	39,402,963	[5]	8.59%
100 Vanguard Blvd. Malvern, PA 19355			
BlackRock, Inc.	36,910,590	[6]	8.05%
55 East 52nd Street New York, NY 10055			
Shantanu Narayen	437,383	[7]	*
Daniel Durn	14,876	[8]	*
Scott Belsky	27,470	[9]	*
Anil Chakravarthy	25,786	[10]	*
David Wadhwani	10,717	[11]	*
Amy Banse	32,699	[12]	*
Brett Biggs	1,009	[13]	*
Melanie Boulden	1,596	[14]	*
Frank Calderoni	30,348	[15]	*
Laura Desmond	30,266	[16]	*
Spencer Neumann	919	[17]	*
Kathleen Oberg	2,881	[18]	*
Dheeraj Pandey	3,551	[19]	*
David Ricks	5,811	[20]	*
Daniel Rosensweig	17,565	[21]	*
John Warnock	400,634	[22]	*
All directors and current executive officers as a group (20 persons)	1,091,272	[23]	*

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*   Less than 1%.

[1]   The address of each person named in the table, unless otherwise indicated, is c/o Adobe Inc., 345 Park Avenue, San Jose, California 95110.

[2]   This table is based upon information supplied by executive officers, directors and principal stockholders, as well as beneficial ownership reports filed with the SEC. Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. None of the shares beneficially owned by our executive officers and directors are pledged as security.

(3)   Holdings reported include any equity awards deferred under our deferred compensation plan. Fractional shares are rounded to the nearest whole number.

(4)   Applicable percentages are based on 458,575,723 shares outstanding on February 21, 2023, adjusted as required by rules promulgated by the SEC.

(5)   Based solely on a Schedule 13G/A filed with the SEC on February 9, 2023, reporting beneficial ownership as of December 30, 2022, with sole dispositive power as to 37,448,955 shares, shared dispositive power as to 1,954,008 shares and shared voting power with respect to 693,596 shares.

(6)   Based solely on a Schedule 13G/A filed with the SEC on February 6, 2023, reporting beneficial ownership as of December 31, 2022, with sole dispositive power as to all shares and sole voting power with respect to 32,916,759 shares.

(7)   Includes 435,065 shares held by the Narayen Family Trust, of which Mr. Narayen is a trustee; and 2,199 shares issuable within 60 days of the date of this table upon vesting of restricted stock units held by Mr. Narayen.

(8)   Includes 1,131 shares issuable within 60 days of the date of this table upon vesting of restricted stock units held by Mr. Durn.

(9)   Includes 995 shares issuable within 60 days of the date of this table upon vesting of restricted stock units held by Mr. Belsky.

(10)   Includes 760 shares issuable within 60 days of the date of this table upon vesting of restricted stock units held by Mr. Chakravarthy.

(11)   Includes 92 shares held in trust for the benefit of Mr. Wadhwani's children, of which Mr. Wadhwani is a trustee; 263 shares held in the 2006 Wadhwani Family Revocable Trust, of which Mr. Wadhwani is a trustee; and 2,693 shares issuable within 60 days of the date of this table upon vesting of restricted stock units held by Mr. Wadhwani.

(12)   Includes 672 shares issuable within 60 days of the date of this table upon vesting of restricted stock units held by Ms. Banse.

(13)   Includes 200 shares held in the Biggs Family Trust, of which Mr. Biggs is a trustee; and 672 shares issuable within 60 days of the date of this table upon vesting of the restricted stock units held by Mr. Biggs.

(14)   Includes 672 shares issuable within 60 days of the date of this table upon vesting of restricted stock units held by Ms. Boulden.

(15)   Includes 672 shares issuable within 60 days of the date of this table upon vesting of restricted stock units held by Mr. Calderoni.

(16)   Includes 672 shares issuable within 60 days of the date of this table upon vesting of restricted stock units held by Ms. Desmond.

(17)   Includes 110 shares held in the Neumann Family Trust, of which Mr. Neumann is a trustee; and 672 shares issuable within 60 days of the date of this table upon vesting of the restricted stock units held by Mr. Neumann.

(18)   Includes 672 shares issuable within 60 days of the date of this table upon vesting of restricted stock units held by Ms. Oberg.

(19)   Includes 672 shares issuable within 60 days of the date of this table upon vesting of restricted stock units held by Mr. Pandey.

(20)   Includes 672 shares issuable within 60 days of the date of this table upon vesting of restricted stock units held by Mr. Ricks.

[21]   Includes 2,268 shares held by The Rosensweig 2012 Irrevocable Children's Trust, of which Mr. Rosensweig is a trustee; 11,760 shares held by the Rosensweig Family Revocable Trust, of which Mr. Rosensweig is a trustee; and 672 shares issuable within 60 days of the date of this table upon vesting of restricted stock units held by Mr. Rosensweig.

[22]   Includes 380,465 shares held by the Warnock Family Trust, of which Dr. Warnock is a trustee; and 672 shares issuable within 60 days of the date of this table upon vesting of restricted stock units held by Dr. Warnock.

[23]   Includes 17,641 shares issuable within 60 days of the date of this table upon vesting of restricted stock units held by our directors and current executive officers. See also footnotes 7 through 22.

Election of Directors

We currently have twelve members of our Board, all of whose terms will expire at the 2023 Annual Meeting. Stockholders will vote for the twelve nominees listed above in the section titled "Board of Directors and Corporate Governance—Director Nominees" to serve for a one-year term expiring at our 2024 Annual Meeting of Stockholders. Each director will serve until such director's successor has been elected and qualified or until such director's earlier death, resignation or removal. Under the terms of our Restated Certificate of Incorporation, all directors of Adobe are elected to one-year terms and stand for election annually.

Each of the nominees is currently a director of Adobe and has previously been elected by our stockholders. There are no family relationships among our directors or executive officers. If any nominee is unable or declines to serve as a director, the Board may designate another nominee to fill the vacancy and the proxy will be voted for that nominee.

Vote Required and Board Recommendation

Our Bylaws require that each director be elected by the majority of votes cast (excluding abstentions) with respect to such director in uncontested elections. Under our Corporate Governance Guidelines, any nominee for director in an uncontested election who receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election shall promptly tender his or her resignation to the Board, and the Board, after taking into consideration the recommendation of the Governance and Sustainability Committee of the Board, will determine whether or not to accept the director's resignation. The election of directors pursuant to this Proposal is an uncontested election, and, therefore, the majority vote standard will apply. Abstentions and broker non-votes will not have any effect on the outcome of this Proposal. In tabulating the voting results for the election of directors, only "FOR" and "AGAINST" votes are counted.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL NOMINEES

Approval of the Adobe Inc. 2019 Equity Incentive Plan, as amended

At the annual meeting, our stockholders will be asked to approve the Adobe Inc. 2019 Equity Incentive Plan, as amended (the "2019 Plan"), to increase the number of shares reserved for issuance by 12 million shares of our common stock.

Our Board believes that the 2019 Plan is a vital component of our employee compensation programs, since it allows us the ability to compensate our employees, consultants and non-employee directors whose contributions are important to our success by offering them the opportunity to participate in our future performance while at the same time providing an incentive to build long-term stockholder value. We operate in a competitive market and new hire grants are essential in helping us attract talented individuals. Likewise, annual grants are essential in helping us retain and motivate our most valuable employees. Both new hire grants and annual grants help keep employees' interests aligned with the interests of our stockholders.

In February 2023, the Executive Compensation Committee, under authority delegated by the Board, approved the amendments to the 2019 Plan for the reasons discussed below, subject to approval by our stockholders. Our Board and management recommend that our stockholders approve the amendment to our 2019 Plan. If our stockholders do not approve the 2019 Plan, it will remain in effect with its current terms and conditions and with its current number of shares reserved for issuance.

Other than the increase in the number of shares reserved for issuance under our 2019 Plan, our 2019 Plan has not been amended since our stockholders last approved the 2019 Plan, as amended, at our 2021 Annual Meeting of Stockholders.

2019 Plan Share Reserve

As of January 27, 2023, an aggregate of 22,879,765 shares of our common stock remained available for future grants under our 2019 Plan, which equates to 12,926,421 full value shares of common stock when applying the fungible ratio of 1.77. As of such date, 458,515,359 shares of our common stock were outstanding. If the increase in the number of shares reserved for issuance under the 2019 Plan is not approved, we will not have enough shares available to reliably sustain our equity grant programs in the future. The Board believes that the request for an additional 12 million shares is reasonable and necessary to allow us to replenish our share usage since we last sought approval of a share increase in 2021, to continue our current granting practices in the future to attract and retain individuals on whom our success is dependent and to be able to respond to growth (both organic and inorganic), and potential stock price fluctuations.

As a high-growth cloud technology company, Adobe utilizes a value-based equity strategy across all levels of our organization as we anticipate continued revenue and headcount growth in the future. We strive to maintain an effective incentive compensation program for Adobe in light of this anticipated growth to remain competitive for talent in the company's market and support inorganic growth via strategic acquisitions, when appropriate. We will continue to manage dilution, as discussed below, and expense as we consider both our current equity strategy and whether it is reasonable and appropriate to make changes.

Adobe is committed to effectively managing its employee equity compensation programs in light of potential stockholder dilution. For this reason, in administering our equity compensation program, we consider both our "burn rate" and our "overhang" in evaluating the impact of the program on our stockholders. We define "burn rate" as the number of equity awards granted during the fiscal year, divided by the number of weighted average shares of common stock outstanding. The burn rate measures the potential dilutive effect of our equity grants. We define "total overhang" as the stock options outstanding but not exercised and outstanding full value awards (which include restricted stock units, performance shares at maximum and similar awards), plus equity awards available to be granted, divided by the total shares of common stock outstanding. The overhang measures the potential dilutive effect of outstanding equity awards plus shares available for grant under our 2019 Plan.

We endeavor to ensure that our burn rate and overhang are managed to levels comparable to our compensation peer group, and within the limits recommended by certain independent stockholder advisory groups. Our burn rate (number of shares granted, without excluding forfeited or canceled awards and including performance shares at maximum) of 1.0% for fiscal year 2022 aligns with the peer 25th percentile, while the three-year average burn rate of 0.8% is below the peer 25th percentile. The 12,000,000 proposed share request, plus the 22,879,765 shares currently available for issuance under the Equity Plan as of January 27, 2023, results in a total basic share capital dilution of 10.0%, approximating the 55th percentile of our compensation peer group. A description of our peer group companies is included in the "Compensation Discussion and Analysis" section of this proxy statement.

Accordingly, the Board believes that the request for and additional 12 million shares in the 2019 Plan is reasonable and prudent to allow us to replenish our share usage from previous fiscal years, to continue our current granting practices in the future and to be able to respond to growth (both organic and inorganic), market competition and potential stock price fluctuations.

The closing market price of our common stock on January 27, 2022 was $370.71.

Equity Awards

Our 2019 Plan is the primary equity plan we use to grant equity awards. We also have equity awards outstanding under the 2003 Equity Incentive Plan (the "2003 Plan"), which the 2019 Plan replaced. The 2003 Plan remains outstanding to govern the awards issued and outstanding thereunder.

As of January 27, 2023, we had, under our 2019 Plan, the 2003 Plan and other equity incentive plans and grants assumed as the result of acquisitions, an aggregate of 17,731 outstanding stock options, with a weighted average exercise price of $76.5294 and a weighted average remaining term of 3.12 years, as well as 11,425,622 shares issuable upon vesting of outstanding RSUs and performance shares (at maximum payout with respect to performance shares) . The burn rate and overhang figures included above take into account equity awards granted under the 2019 Plan and the 2003 Plan, as applicable, and the shares remaining available for grant under the 2019 Plan.

Equity Awards

The 2019 Plan contains a number of provisions that we believe are consistent with the interests of our stockholders and sound corporate governance and compensation practices, including:
- Fungible share pool, with shares subject to awards other than options or stock appreciation rights counting as 1.77 shares against the total share limit
- No recycling of shares or "liberal share counting"
- No "liberal change in control" definition
- No repricing or cashout of stock options without stockholder approval
- No dividends on unvested awards
- Limits on non-employee director cash and equity compensation
- No excise tax gross ups
- The ability to clawback awards under company clawback policies and/or any recoupment requirements imposed under applicable law or listing standards

Vote Required and Board Recommendation

Stockholders are requested to approve our 2019 Plan to increase the number of shares reserved for issuance by 12 million shares of common stock. A summary of the 2019 Plan is included below in the section captioned "Summary of the 2019 Plan," and the 2019 Plan, as amended to give effect to the proposed share increase in this Proposal 2, is attached to this proxy statement as Annex A.

We believe that the approval of the 2019 Plan to increase the share reserve is essential to continue to grow our business. The Board believes that equity awards in meaningful amounts motivate high levels of performance, align the interests of our employees and stockholders by giving employees the perspective of an owner with an equity stake in the company and provide an effective means of recognizing employee contributions to the success of the company. The Board believes that equity awards are a competitive necessity in the environment in which we operate, and are essential to our continued success at recruiting and retaining the highly qualified technical and other key personnel who help the company meet its goals, as well as rewarding and encouraging current employees. The Board believes that the ability to continue granting meaningful equity awards will be important to our future success.

Approval of the 2019 Plan requires the affirmative vote of the holders of a majority of the votes cast, excluding abstentions, at this meeting. Abstentions and broker non-votes will not have any effect on the outcome of this Proposal. Our executive officers and members of the Board have a financial interest in this Proposal because they are eligible to receive awards under the 2019 Plan.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL

Summary of the 2019 Plan

The following paragraphs provide a summary of the principal features of the 2019 Plan. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the 2019 Plan, as amended, to give effect to this Proposal 2, a copy of which has been filed with the SEC with this proxy statement as Annex A. For purposes of this Summary of the 2019 Plan, the term "Committee" refers to the Executive Compensation Committee, unless the context or applicable law requires otherwise.

History. Our 2019 Plan was originally adopted by the Committee, under authority delegated by the Board, in February 2019 and approved by our stockholders in April 2019. The 2019 Plan replaced our 2003 Plan under which no further awards may be granted. Our stockholders approved a 6 million share increase under the 2019 Plan at our 2021 Annual Meeting of Stockholders.

Purpose. Our 2019 Plan advances the interests of Adobe and our stockholders by providing equity-based incentives that are necessary in today's competitive labor market to attract, motivate, reward and retain employees, consultants, directors and other advisors upon whose judgment and contributions we depend for our success. The 2019 Plan allows us to achieve these purposes by providing for grants of stock options, stock appreciation rights, stock purchase rights, stock grants, RSUs, performance shares and performance units.

Eligibility. We may grant awards to employees (including executive officers) and consultants of Adobe, our subsidiary corporations or other affiliated entities of Adobe and members of our Board. Pursuant to applicable tax law, we may grant incentive stock options only to employees; however, we may grant all other awards to any eligible participant. As of January 27, 2023, we had a total of 29,193 employees, including 9 executive officers, and 11 non-employee directors who would be eligible to be granted awards from the 2019 Plan. In fiscal year 2022, approximately 97% of all equity awards, on a share basis, were issued to employees who are not NEOs or directors, with approximately 69% of all employees who are not NEOs or directors receiving awards.

Shares Subject to the 2019 Plan. We are proposing an increase in the available share reserve under the 2019 Plan by 12 million shares of our common stock. If this increase is not approved, we will not have enough shares available to reliably sustain our equity grant programs in the future. As of January 27, 2023, awards covering 11,838,148 shares were outstanding under the 2019 Plan's existing share reserve, and 22,879,765 shares remained available for future grants under our 2019 Plan, which equates to 12,926,421 full value shares of common stock when applying the fungible ratio of 1.77. If our stockholders approve the share increase to the 2019 Plan, then the maximum aggregate number of shares that may be issued under the 2019 Plan will be increased from 52 million to 64 million.

Multiples for Determining the Number of Shares Available for Grant. The share reserve for the 2019 Plan is reduced by one share for each share granted pursuant to stock options or stock appreciation rights awarded at any time under the 2019 Plan, and by 1.77 shares for each share granted pursuant to all awards other than stock options or stock appreciation rights awarded under the 2019 Plan.

If any award granted under the 2019 Plan expires, lapses or otherwise terminates for any reason without having been exercised or settled in full, or if shares subject to forfeiture or repurchase upon failure to vest at termination of service are forfeited or repurchased, such shares will again become available for issuance under the 2019 Plan in proportion to the number of shares by which the reserve was originally reduced at the time of grant or issuance. Shares will not be treated as having been issued under the 2019 Plan, and will therefore not reduce the number of shares available for grant, to the extent an award is settled in cash (other than with respect to stock appreciation rights). Shares that are withheld in satisfaction of tax withholding obligations or the payment of the award's exercise or purchase price will be treated as having been issued under the 2019 Plan. Upon the exercise of stock appreciation rights or net exercise of options, the gross number of shares exercised will be treated as having been issued under the 2019 Plan. Shares issued under the 2019 Plan may be authorized but unissued or reacquired shares of Adobe common stock or any combination thereof.

Share Adjustments for Changes in Capital Structure. Appropriate adjustments will be made to (1) the number and class of shares reserved under the 2019 Plan, (2) the other numerical limits described in the 2019 Plan and (3) the number of shares and exercise or purchase price of outstanding awards granted under the 2019 Plan, in the event of any change in our common stock through a stock split, stock dividend, merger, reorganization, or similar change in Adobe's capital structure, or in the event of a dividend or distribution to our stockholders in a form other than Adobe common stock (excepting normal cash dividends) that has a material effect on the fair market value of shares of Adobe common stock.

Award Types. The 2019 Plan authorizes the award of stock options, stock appreciation rights, stock grants, stock purchase rights, RSUs, performance shares and performance units, and cash-based amounts (including, without limitation, retainers for services as a director).

Administration. The 2019 Plan is administered by the Board and the Committee (the "Plan Administrator"). The Board authorizes grants of awards to its directors. The Committee, which consists entirely of "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act, is authorized to grant all types of awards to employees, executive officers and consultants. Subject to the provisions of the 2019 Plan and the authority delegated to it by the Board, the Committee determines, in its discretion, the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. The Plan Administrator interprets the 2019 Plan and may also establish rules and policies for administration of the 2019 Plan. The Plan Administrator has the power and authority to make all determinations and take any actions with respect to the 2019 Plan and awards granted under the 2019 Plan that the Plan Administrator deems advisable and that are otherwise not inconsistent with the 2019 Plan terms or applicable law.

In addition, the Board has delegated to the Management Committee for Employee Equity Awards, which currently consists of our Chief Executive Officer and our Chief People Officer & Executive Vice President, Employee Experience, the authority to grant RSUs and performance awards, to eligible employees who are not executive officers, directors or consultants in accordance with granting guidelines, vesting schedules and share limits approved by the Committee. The Board has also delegated to the Acquired Company & Retention Equity Awards Committee (the "CEO Committee"), consisting of the Chief Executive Officer, in his capacity as a member of the Board, the authority to grant new hire and retention RSU awards with customized vesting schedules, and to approve the assumption of outstanding awards in acquisitions and the grant of stock option, performance shares and RSU awards to employees of an acquired company who continue as non-executive officers. The CEO Committee is also authorized to grant RSUs to consultants.

Stock Options. The Plan Administrator may grant stock options under the 2019 Plan. The exercise price of each stock option may not be less than the fair market value of a share of our common stock on the date of grant (except in connection with the assumption or substitution for another stock option in a manner qualifying under Sections 409A and 424(a) of the Code). In addition, any incentive stock option granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of our stock or any subsidiary corporation of Adobe (a "Ten Percent Stockholder") must have an exercise price equal to at least 110% of the fair market value of a share of our common stock on the date of grant.

The Plan Administrator may permit payment of the exercise price of an option in such form of consideration as approved by the Plan Administrator to the extent permitted by applicable law.

Stock options become vested and exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Plan Administrator. Stock options granted under the 2019 Plan will expire not later than seven years from the date of grant and in no event will the term of an incentive stock option granted to a Ten Percent Stockholder exceed five years. Subject to appropriate adjustment in the event of a change in our capital structure, we may not grant to any one employee in any fiscal year stock options which, together with Freestanding SARs (as defined below) granted that year, cover more than 4,000,000 shares in the aggregate.

Stock Appreciation Rights. The Plan Administrator may grant stock appreciation rights either in tandem with a related stock option (a "Tandem SAR") or independently of any stock option (a "Freestanding SAR"). A Tandem SAR requires the stock option holder to elect either the exercise of the underlying stock option for shares of common stock which will result in the surrender of the related Tandem SAR, or the exercise of the Tandem SAR which will result in the surrender of the related stock option. A Tandem SAR is exercisable only at the time and only to the extent that the related stock option is exercisable, while a Freestanding SAR is exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Plan Administrator, provided that a Freestanding SAR will expire not later than seven years from the date of grant. The exercise price of a stock appreciation right may not be less than the fair market value of a share of our common stock on the date of grant. Subject to appropriate adjustment in the event of any change in our capital structure, we may not grant to any one employee in any fiscal year Freestanding SARs which, together with any stock options granted that year, cover in the aggregate more than 4,000,000 shares.

Upon the exercise of a stock appreciation right, the participant is entitled to receive an amount equal to the excess of the fair market value of the underlying shares of common stock as to which the right is exercised over the aggregate exercise price for such shares. At the Plan Administrator's discretion, we may pay this stock price appreciation in cash, in shares of common stock whose fair market value on the exercise date equals the payment amount, or a combination of both. Payment generally is made in a lump sum as soon as possible following exercise.

Repricing Prohibition. Repricing a stock option or a stock appreciation right is prohibited under the 2019 Plan without prior stockholder approval.

Stock Awards. Stock awards may be granted under the 2019 Plan in the form of a stock grant, a stock purchase right or an RSU. No monetary payment is required for receipt of a stock grant or an RSU grant, except that the participant must furnish consideration in the form of cash or past or future services rendered having a value not less than the par value of the shares acquired, to the extent required by law. The purchase price for shares issuable under each stock purchase right will be established by the Plan Administrator in its discretion and may be paid in cash, by check, in cash equivalent, by such other lawful consideration as approved by the Plan Administrator, or any combination thereof.

Stock awards may be granted by the Plan Administrator subject to such restrictions for such periods as determined by the Plan Administrator and set forth in a written agreement between Adobe and the participant, and neither the award nor the shares acquired pursuant to the award may be sold or otherwise transferred or pledged until the restrictions lapse or are terminated. Restrictions may lapse in full or in installments on the basis of the participant's continued service or other factors, such as the attainment of one or more performance goals established by the Plan Administrator.

Unless determined otherwise by the Plan Administrator, a participant generally will have all the rights of a stockholder including voting rights and the right to receive dividends with respect to shares underlying a stock grant or stock purchase right The Plan Administrator may grant dividends or dividend equivalent rights, as applicable, with respect to stock grants, stock purchase rights and RSUs but payments with respect to such dividends or dividend equivalent rights will not be made unless the related award vests. Subject to appropriate adjustment in the event of any change in our capital structure, the 2019 Plan limits the granting of stock awards in any fiscal year, whether granted in the form of stock grants, stock purchase rights or RSUs, to any one employee to 1.5 million shares in the aggregate.

Performance Awards. The Plan Administrator may grant performance shares and performance units ("performance awards") subject to such conditions and the attainment of such performance goals over such periods as the Plan Administrator determines. Performance shares and performance units are unfunded bookkeeping entries generally having initial values equal to the fair market value determined on the grant date of one share of common stock and $100 per unit, respectively. Performance awards will specify a predetermined amount of performance shares or performance units that may be earned by the participant to the extent that one or more predetermined performance goals are attained within a predetermined performance period. The final amount payable under a performance award in settlement of the performance award will depend on the extent to which the performance goals are attained during the performance period, as determined by the Committee. We may settle performance awards to the extent earned in cash, shares of our common stock (including shares of restricted stock) or a combination of both. The Plan Administrator may grant dividend equivalent rights with respect to performance shares for cash dividends, which may be paid to the participant in the form of cash, shares of common stock or a combination of both but will only be payable if and to the extent the related performance shares are earned.

Subject to appropriate adjustment in the event of any change in our capital structure, the 2019 Plan limits the granting of performance shares to any one employee to the number that could result in the employee receiving more than 1.5 million performance shares in the aggregate during any fiscal year or performance units to any one employee to the number that could result in the employee receiving more than $2,500,000 during any fiscal year of the company.

Generally, performance goals will be based on the achievement of company-wide, divisional or individual goals or any other basis determined by the Committee in its discretion.

Following completion of the applicable performance period, the Plan Administrator will determine the extent to which the applicable performance goals have been attained and the resulting value to be paid to the participant. The Plan Administrator may otherwise make positive or negative adjustments to performance award payments to participants to reflect the participant's individual job performance or other factors determined by the Plan Administrator.

Award Limits. Awards granted under the 2019 Plan are subject to the award limits described above. In addition, subject to appropriate adjustment in the event of any change in our capital structure, the 2019 Plan limits the value of the aggregate cash-based and stock-based awards granted in any fiscal year to any single non-employee director to $1.5 million in the aggregate.

Awards granted in previous fiscal years will not count toward the award limits in subsequent years, even if awards from previous fiscal years are earned or settle in future years. In addition, more than one award of the same type can be granted in a fiscal year, as long as the aggregate number of shares of common stock granted pursuant to all awards of that type do not exceed the fiscal year limit applicable to that award type.

Clawback/Recovery. Any award granted under the 2019 Plan is subject to recovery pursuant to any clawback requirements that the Plan Administrator sets forth in the award agreement and any clawback policy that Adobe otherwise is required to adopt under applicable law. In addition, awards that have been granted under the 2019 Plan and the 2003 Plan to our executive officers are subject to recovery pursuant to our Clawback Policy adopted by the Board in February 2015.

Change of Control. In the event of a "Change of Control" (as defined in the 2019 Plan), the surviving, continuing successor or purchasing entity or its parent may, without the consent of any participant, either assume Adobe's rights and obligations under outstanding awards or substitute substantially equivalent equity awards. If the acquiring entity elects not to do so, then all unexercised and unvested portions of all outstanding awards will become immediately exercisable and vested in full, except that vesting of performance share awards will be based on achievement of applicable performance goals determined as of the Change of Control, unless the Plan Administrator determines otherwise. Any awards which are not assumed or replaced in connection with a Change of Control or exercised prior to the Change of Control will terminate effective as of the time of the Change of Control.

Equity awards granted to directors generally provide under the applicable award agreements that the awards will fully accelerate immediately prior to the effective date of a Change of Control, subject to the consummation of the Change of Control.

In the event of a Change of Control or other similar transactions, our executive officers are either covered by the terms of a separate retention agreement or the 2020 Executive Severance Plan in the Event of a Change of Control ("Change in Control"), which provide for certain acceleration benefits applicable to equity compensation awards in the event of a Change of Control. Benefits under the Change of Control Plan require both a qualifying change of control and a qualifying termination of employment within three months prior and twelve months after the occurrence of a Change of Control (see "Compensation Discussion and Analysis—Other Benefits and Programs—Severance and Change of Control Compensation" and "Executive Compensation—Change of Control" contained in this proxy statement for more information).

Transferability. Awards under the 2019 Plan generally may not be transferred except by will or the laws of descent and distribution, and may be exercised during a participant's lifetime only by the participant.

Tax Withholding. To the extent permitted by law, we may deduct from the shares issuable to a participant upon the exercise or settlement of an award, or to accept from the participant the tender of, shares having a value equal to all or any part of the tax withholding obligations; provided that, the value of shares withheld or tendered to satisfy any such tax withholding obligations may not exceed the amount determined by the Plan Administrator or the amount of taxes owed by the participant up to the maximum statutory tax rate in the participant's applicable jurisdiction.

Termination or Amendment. The 2019 Plan will continue in effect until the first to occur of (1) its termination by the Board, or (2) the date on which all shares available for issuance under the 2019 Plan have been issued and all restrictions on such shares under the terms of the 2019 Plan and the agreements evidencing awards granted under the 2019 Plan have lapsed. All incentive stock options must be granted, if at all, within ten years from the earlier of the date the 2019 Plan was adopted by the Board (or the Committee) or the date the 2019 Plan was duly approved by our stockholders.

The Plan Administrator may terminate or amend the 2019 Plan at any time, provided that without stockholder approval, the 2019 Plan cannot be amended to effect any change that would require stockholder approval under any applicable law, regulation or rule. Further, generally no termination or amendment of the 2019 Plan may adversely affect an outstanding award without the participant's consent, unless such termination or amendment is necessary to comply with applicable law, regulation, or rule.

Summary of Federal Income Tax Consequences

The following summary is intended only as a general guide to the current U.S. federal income tax consequences of participation in the 2019 Plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances, and, among other considerations, does not describe state, local, or international tax consequences. Furthermore, the tax consequences are complex and subject to change, and a taxpayer's particular situation may be such that some variation of the described rules is applicable.

Incentive Stock Options. A participant recognizes no taxable ordinary income as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. However, the exercise of an incentive stock option may increase the participant's alternative minimum tax liability, if any.

If a participant holds stock acquired through the exercise of an incentive stock option for more than two years from the date on which the stock option was granted and more than one year after the date the stock option was exercised for those shares, any gain or loss on a disposition of those shares (a "qualifying disposition") will be a long-term capital gain or loss. Upon such a qualifying disposition, Adobe will not be entitled to any income tax deduction.

Generally, if the participant disposes of the stock before the expiration of either of those holding periods described above (a "disqualifying disposition"), then at the time of such disqualifying disposition the participant will realize taxable ordinary income equal to the lesser of (1) the excess of the stock's fair market value on the date of exercise over the exercise price, or (2) the participant's actual gain, if any, on the purchase and sale. The participant's additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long term or short term depending on whether the stock was held for more than one year. To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, generally Adobe will be entitled to a corresponding income tax deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options and Stock Appreciation Rights. A participant generally recognizes no taxable ordinary income as a result of the grant of a nonstatutory stock option or stock appreciation right with a per share exercise price equal to not less than the fair market value of a share of the underlying stock on the date of grant. Upon exercise of a nonstatutory stock option or stock appreciation right, the participant generally recognizes ordinary income in the amount equal to the excess of the fair market value of the exercised shares on the date of purchase over the exercise price of such shares. Generally, Adobe will be entitled to an income tax deduction in the taxable year in which such ordinary income is recognized by the participant.

Upon the disposition of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value of the common stock on the exercise date, will be taxed as capital gain or loss.

Stock Grants and Stock Purchase Rights. A participant acquiring stock generally will recognize ordinary income equal to the difference between the fair market value of the shares on the "determination date" and the participant's purchase price, if any. The "determination date" is the date on which the participant acquires the shares unless they are subject to a substantial risk of forfeiture and are not transferable, in which case the determination date is the earlier of (1) the date on which the shares become transferable, or (2) the date on which the shares are no longer subject to a substantial risk of forfeiture. If the determination date is after the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to have the date of acquisition be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a stock award, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as a capital gain or loss. Such gain or loss will be long term or short term depending on whether the stock was held for more than one year. Adobe generally will be entitled to a corresponding income tax deduction in the taxable year in which ordinary income is recognized by the participant.

Restricted Stock Units. A participant generally recognizes no taxable ordinary income as a result of the grant of an RSU award. In general, the participant will recognize ordinary income in the year in which the shares subject to that award vest and are actually issued to the participant, in an amount equal to the fair market value of the shares on the date of issuance. Adobe generally will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant for the taxable year in which such ordinary income is recognized by the participant.

Performance Awards. A participant generally will recognize no income as a result of the grant of a performance share or performance unit award. Upon the settlement of such awards, the participant generally will recognize ordinary income in the year of receipt in an amount equal to the cash received, if any, and the fair market value of any unrestricted shares received. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described above in "Stock Grants and Stock Purchase Rights." Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the "determination date," will be taxed as a capital gain or loss. Adobe generally will be entitled to a deduction equal to the amount of ordinary income recognized by the participant for the taxable year in which such ordinary income is recognized by the participant.

Section 409A. Section 409A of the Code provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the 2019 Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation actually or constructively is received. Also, if an award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Awards under the 2019 Plan

Awards under the 2019 Plan are made at the discretion of the Plan Administrator. Therefore, the benefits and amounts that will be received or allocated under the amended 2019 Plan in the future are not determinable at this time. No awards have been granted that are contingent on the approval of the amendment to the 2019 Plan.

Please refer to the "Grants of Plan-Based Awards in Fiscal Year 2022" table contained in this proxy statement for information about grants made under the 2019 Plan in fiscal year 2022 to our NEOs.

Pursuant to the terms of our current 2023 and 2024 Non-Employee Director Compensation Policy, our eligible directors will each receive, on the day of the annual meeting, an annual grant of RSUs under the 2019 Plan, which will vest 100% on the day of our next annual meeting of stockholders. The annual grant is valued at $315,000 per director (on the date of grant) and is converted into RSUs as described in "Director Compensation for Fiscal Year 2022—Equity Awards" in this proxy statement. The aggregate dollar value of anticipated awards to be made to our 11 non-employee directors eligible to receive awards under the 2019 Plan on April 20, 2023 (the scheduled date of the 2023 Annual Meeting), based on the valuation method for Fiscal Year 2022 described under "Director Compensation—Equity Awards" in this proxy statement, is $3,465,000.

As of January 27, 2023, there were 11,838,148 shares of common stock subject to outstanding unvested RSUs and performance shares (at maximum payout with respect to performance shares) under the 2019 Plan. No stock options or stock appreciation rights have been granted under the 2019 Plan.

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee appointed KPMG LLP as our independent registered public accounting firm for the fiscal year ending on December 1, 2023 and urges you to vote for ratification of KPMG's appointment. KPMG has audited our financial statements since fiscal year 1983. Although we are not required to seek your approval of this appointment, we believe it is good corporate governance to do so. No determination has been made as to what action our Audit Committee would take if you do not ratify the appointment. Even if the appointment is ratified, the Audit Committee retains discretion to appoint a new independent registered public accounting firm if the Audit Committee concludes such a change would be in the best interests of Adobe and its stockholders.

We expect representatives of KPMG to be present at the 2023 Annual Meeting and available to respond to appropriate questions by stockholders. Additionally, such representatives of KPMG will have the opportunity to make a statement if they so desire.

Vote Required and Board Recommendation

Stockholder ratification of the appointment of KPMG as our independent registered public accounting firm requires the affirmative vote of the holders of a majority of the votes cast, excluding abstentions, at this meeting. Abstentions will not have any effect on the outcome of this Proposal and there will be no broker non-votes with respect to this Proposal, because it is the only item on the agenda on which brokers may exercise their discretion to vote for or against the Proposal in the absence of instruction from the beneficial owners.

> **THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL**

Principal Accounting Fees and Services

During fiscal years 2022 and 2021, we retained KPMG to provide services in the following categories and amounts:

Fee Category	Fiscal 2022	Fiscal 2021
Audit Fees	$ 7,342,818	$ 7,389,245
Audit-Related Fees	1,113,461	627,055
Tax Fees	793,434	778,100
All Other Fees	—	20,010
Total	$ 9,249,713	$ 8,814,410

Audit fees include the audit of Adobe's annual financial statements, review of financial statements included in each of our Quarterly Reports on Form 10-Q and services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes audit related work over acquisitions and our ongoing adoption of new accounting standards.

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. This category includes fees primarily related to due diligence in connection with completed and proposed acquisitions.

Tax fees consist of fees for professional services for tax compliance and consulting. This category includes fees primarily related to the preparation and review of federal, state and international tax returns and assistance with tax audits.

All other fees include assurance services not related to the audit or review of our financial statements. This category includes fees primarily related to permissible training programs.

Our Audit Committee determined that the rendering of non-audit services by KPMG is compatible with maintaining the independence of KPMG.

Audit Committee Pre-Approval Policy

It is the policy of our Audit Committee to pre-approve all audit and permissible non-audit services to be performed by KPMG. Our Audit Committee pre-approves services by authorizing specific projects within the categories outlined above, subject to a budget for each category. Our Audit Committee's charter gives the Audit Committee the power to delegate to a subcommittee, when appropriate, or to one or more members of the Audit Committee, the authority to address and grant any requests for pre-approval of services between Audit Committee meetings, and the subcommittee or such member or members must report any pre-approval decisions to our Audit Committee at its next scheduled meeting.

All services related to audit fees, audit-related fees, tax fees and all other fees provided by KPMG during fiscal years 2022 and 2021 were pre-approved by the Audit Committee in accordance with the pre-approval policy described above.

For more information on KPMG, please see "Report of the Audit Committee."

Report of the Audit Committee

The Audit Committee's role includes assisting the Board in fulfilling its responsibilities related to the oversight of our financial, accounting and reporting processes; our system of internal accounting and financial controls; our enterprise risk management program; and our compliance with related legal, regulatory and ethical requirements. The Audit Committee is responsible for the appointment, compensation, engagement, retention, termination and services of our independent registered public accounting firm, including conducting a review of its independence; reviewing and approving the planned scope of our annual audit; overseeing our independent registered public accounting firm's audit work; reviewing and pre-approving any audit and non-audit services that may be performed by our independent registered public accounting firm; reviewing with management and our independent registered public accounting firm the adequacy of our internal financial and disclosure controls; reviewing our critical accounting policies and the application of accounting principles; reviewing the auditors' report and critical audit matters; monitoring the rotation of partners of our independent registered public accounting firm on our audit engagement team as required by regulation; reviewing the company's policies and practices with respect to swaps transactions; overseeing Adobe's worldwide investment policy; and overseeing the performance of our internal audit function. The Audit Committee establishes procedures, as required under applicable regulation, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee also reviews and discusses with management the adequacy and effectiveness of the company's information and technology security policies and the internal controls regarding information and technology security, cybersecurity and privacy. The Audit Committee's role also includes meeting to review our annual audited financial statements and quarterly financial statements with management and our independent registered public accounting firm. The Audit Committee held eight meetings during fiscal year 2022. The Audit Committee has the authority to obtain independent advice and assistance from internal or external legal, accounting and other advisors at Adobe's expense.

Each member of the Audit Committee meets the independence criteria prescribed by applicable regulations and the rules of the SEC for audit committee membership and is an "independent director" within the meaning of applicable Nasdaq listing standards. Each Audit Committee member meets Nasdaq's financial sophistication requirements, and the Board has further determined that each Audit Committee member is an "audit committee financial expert" as such term is defined in Item 407(d) of Regulation S-K. The Audit Committee acts pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and Nasdaq, a copy of which can be found on our website at: adobe.com/investor-relations/governance.html.

The Audit Committee is involved in closely monitoring and negotiating KPMG's annual audit fees and any audit-related, tax or other fees that arise during the year. The Audit Committee conducts an annual evaluation of the independent registered public accounting firm in connection with the committee's determination of whether to continue to retain KPMG or engage another firm as Adobe's independent external auditor.

In the course of these reviews, the committee has considered, among other things:

- KPMG's historical and recent performance, including the results of an internal survey of KPMG's service, quality and professional reputation, utilizing the questionnaire published by the Center for Audit Quality;

- external data relating to audit quality and performance, including recent Public Company Accounting Oversight Board ("PCAOB") reports on KPMG and its peer firms;

- the value of KPMG's services in light of the fees charged to Adobe;

- KPMG's tenure as our independent auditor and its familiarity with our global operations and businesses, accounting policies and practices and internal control over financial reporting;

- KPMG's capability and expertise in handling the breadth and complexity of our worldwide operations;

- KPMG's integrity and objectivity; and

- KPMG's independence.

Based on this evaluation, including the factors discussed above, the Audit Committee has concluded that KPMG is independent and believes it is in the best interests of Adobe and its stockholders to retain KPMG to serve as the company's independent registered public accounting firm for fiscal year 2023. Accordingly, the Audit Committee has reappointed KPMG as Adobe's independent external auditor for fiscal year 2023.

We have reviewed and discussed with management and KPMG our audited financial statements. We discussed with KPMG and Adobe's internal auditors the overall scope and plans of their audits. We met with KPMG, with and without management present, to discuss results of its examinations, its evaluation of Adobe's internal controls and the overall quality of Adobe's financial reporting.

We have reviewed and discussed with KPMG matters required to be discussed pursuant to the PCAOB Auditing Standard 1301 "Communications with Audit Committees" and Rule 2-07 of Regulation S-X, "Communications with Audit Committees." We have received from KPMG the written disclosures required by the applicable requirements of the PCAOB regarding KPMG's communications with the Audit Committee concerning independence. We have discussed with KPMG matters relating to its independence, including a review of both audit and non-audit fees, and considered the compatibility of non-audit services with KPMG's independence.

Based on the reviews and discussions referred to above and our review of Adobe's audited financial statements for fiscal year 2022, we, the Audit Committee as of the end of fiscal year 2022, recommended to the Board that Adobe's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 2, 2022, for filing with the SEC.

Respectfully submitted,

AUDIT COMMITTEE

Kathleen Oberg, Chair
Brett Biggs
Spencer Neumann
Dheeraj Pandey

Advisory Vote on Executive Compensation

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Exchange Act, Adobe is asking its stockholders to cast a non-binding, advisory vote to approve the fiscal year 2022 compensation of our named executive officers ("NEOs") as disclosed in this proxy statement. This Proposal, commonly known as "say-on-pay," gives our stockholders the opportunity to express their views on the design and effectiveness of our executive compensation programs.

As described in detail under the heading "Compensation Discussion and Analysis" within the Executive Compensation section of this proxy statement, our executive compensation programs are designed to align the interests of our executive officers with those of our stockholders, as well as attract, motivate and retain key employees who are critical to our success. Under these programs, our executive officers, including our NEOs, are motivated to achieve specific financial and strategic objectives that are expected to increase stockholder value. Please read the "Compensation Discussion and Analysis" and the accompanying compensation tables and narrative discussion for additional details about our executive compensation programs, including information about the fiscal year 2022 compensation of our NEOs. Biographical information regarding our executive officers is contained in the section titled "Information About Our Executive Officers" in our Annual Report on Form 10-K for the fiscal year ended December 2, 2022.

Advisory Vote and Board Recommendation; Vote Required

We request stockholder approval of the fiscal year 2022 compensation of our NEOs as disclosed in this proxy statement pursuant to the SEC's compensation disclosure rules (which disclosure includes the section titled "Compensation Discussion and Analysis," the compensation tables and the narrative discussion that accompanies the compensation tables within the section titled "Executive Compensation" of this proxy statement). We encourage you to review the section titled "Compensation Discussion and Analysis" and accompanying compensation tables and narrative discussion elsewhere in this proxy statement for a description and analysis of our principal executive compensation actions and decisions for fiscal year 2022.

This vote is not intended to address any specific element of compensation, but rather the overall compensation of our NEOs and the compensation philosophy, policies, practices and disclosures described in this proxy statement.

Accordingly, we ask that you vote "FOR" the following resolution at this meeting:

"RESOLVED, that the stockholders of Adobe Inc. approve, on an advisory basis, the compensation of the named executive officers as disclosed in the company's proxy statement for the 2023 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table for Fiscal Years 2022, 2021 and 2020 and the accompanying compensation tables and narrative discussion within the Executive Compensation section of this proxy statement."

Approval of the above resolution requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy at this meeting. Abstentions and broker non-votes will not have any effect on the outcome of this Proposal. As an advisory vote, the outcome of the vote on this Proposal is not binding upon us or our Board. However, our Executive Compensation Committee, which is responsible for designing and administering our executive compensation programs, values the opinions expressed by our stockholders in their vote on this Proposal and will consider the outcome of this vote when making future compensation decisions for our executive officers. We hold such advisory votes on executive compensation each year and will hold another advisory vote at our 2024 Annual Meeting of Stockholders.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL

Advisory Vote on the Frequency of the Advisory Vote on Executive Compensation

As described in our "say-on-pay" Proposal 4 above, our stockholders are being asked to cast an advisory vote on the compensation of our NEOs, as disclosed in this proxy statement. In addition, we are asking our stockholders to cast an advisory vote on how often we should include a say-on-pay vote in our proxy statement for future stockholder meetings. Stockholders may vote to request the say-on-pay vote every year, every two years or every three years or may abstain from voting.

Advisory Vote and Board Recommendation; Vote Required

Our Board believes that say-on-pay votes should be conducted every year so that our stockholders may provide us with their direct input on our compensation philosophy, policies and practices, as disclosed in our proxy statement each year. Our Board's determination was based upon the premise that NEO compensation is evaluated, adjusted and approved on an annual basis by our Executive Compensation Committee. Our Executive Compensation Committee, which administers our executive compensation programs, values the opinions expressed by our stockholders in these votes and will consider the outcome of these votes in making its decisions on executive compensation. Consistent with applicable law, our stockholders will have the opportunity to recommend the frequency of future advisory votes on executive compensation at least every six years.

You may cast your vote on your preferred voting frequency by choosing one year, two years or three years or you may abstain from voting when you vote in response to the resolution set forth below.

"RESOLVED, that the option of once every one year, two years or three years that receives the affirmative vote of the greatest number of the votes cast in person or by proxy at this meeting will be the preferred frequency recommended by the stockholders with which Adobe Inc. is to hold a stockholder vote to approve, on an advisory basis, the compensation of its named executive officers."

Abstentions and broker non-votes will have no effect on the outcome of this Proposal. However, because this vote is advisory and not binding on the Board or Adobe in any way, the Board may decide that it is in the best interests of our stockholders and Adobe to hold an advisory vote on executive compensation more or less frequently than the option approved by our stockholders.

THE BOARD UNANIMOUSLY RECOMMENDS AN ANNUAL ADVISORY VOTE ON THE COMPENSATION OF OUR EXECUTIVE OFFICERS

Stockholder Proposal

The following stockholder proposal from NorthStar Asset Management, Inc. has been submitted to Adobe for action at this year's annual meeting. We will furnish the address and share ownership information for the proponent upon receipt of a request to the Corporate Secretary for such information. The Company is not responsible for the accuracy or content of the proposal presented below which, following SEC rules, is reproduced as received from the proponent.

Eliminating Discrimination through Inclusive Hiring

WHEREAS:

In recent decades, U.S. incarceration rates have skyrocketed, and Black and Brown people are incarcerated more often and for harsher sentences than White people.[1] People with arrest or incarceration records face enduring stigma that negatively impacts employment opportunities;

However, fair chance employment (actively recruiting people with criminal records) can benefit companies, communities, and the economy. The tight labor market means that employers must "not only rewrite the hiring and retention playbook" but also cast a wider net by diversifying the talent pool;

At the same time, companies strive to fulfill racial equity commitments. Given the disproportionately high incarceration rates of Black and Brown people in the U.S. and case study evidence that formerly incarcerated employees can have lower turnover and better attendance and disciplinary records compared to their peers without criminal records, recruiting fair chance employees can help ease labor market constraints while also advancing racial equity goals;

Fair chance employment best practices include:

- Resolving technical barriers like algorithmic elimination of applicants with employment gaps;

- Creating internship and training programs with direct hire potential;

- Hosting job fairs targeting fair chance jobseekers;

- Removing blanket exclusions on specific crimes beyond legal requirements;

- Ensuring that reviewers are trained in properly reading criminal records and using best practice standards for individualized reviews;

- Partnering with advocacy organizations that specialize in job preparation, entrepreneurship, in-prison education, and/or career pathways for incarcerated people;

- Routinely examining anonymized data on fair chance hires to ensure racial and gender equity;

- Destigmatizing the issue of criminal records throughout the entire workforce;

- Creating employee support structures specifically for justice-involved individuals;

Fair chance employers are not blind to criminal records – hiring managers still perform background checks and consider suitability – but these employers commit to fairer hiring practices that consider the effects of stigma and bias against people with criminal records;

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[1] https://www.sentencingproject.org/publications/un-report-on-racial-disparities/

Excluding qualified individuals because of criminal records could harm the company's competitive advantage and reputation. Because people with criminal records are statistically more likely to be Black or Brown, there is an inherent risk that people's status as formerly incarcerated may serve as a proxy for race and therefore pose a risk impermissible discrimination an if recruiting practices otherwise present as blind to race and ethnicity;

Shareholders believe that company value would be well-served by examining whether revisions to company practices related to recruiting formerly incarcerated individuals could decrease future risks related to discriminatory hiring.

RESOLVED: Shareholders request that the Board of Directors prepare a report, at reasonable cost, omitting proprietary information, and published publicly within one year from the annual meeting date, analyzing whether Adobe's hiring practices related to people with arrest or incarceration records are aligned with publicly stated DEI (diversity, equity, and inclusion) statements and goals, and whether those practices may pose reputational or legal risk due to potential discrimination (including racial discrimination) claims.

Company Statement in Opposition

Adobe has numerous policies and programs in place to attract, hire, and develop candidates of all genders, ethnicities, and background. Our hiring practices do not create any undue barriers to entry for those who have been previously incarcerated or have a criminal record, and we have successfully hired and trained employees with such backgrounds. Adobe's background check process follows best practices and is designed to prevent automatic disqualification of job candidates based on criminal record or prior incarceration.

Adobe's dedicated background check team works with an accredited third-party vendor to conduct comprehensive background checks on all candidates in compliance with applicable laws. There is no automatic, blanket exclusion from consideration for any conviction. Rather, a dedicated, cross-functional team, independent of the recruiter or hiring manager, reviews each case individually, considering the context, recency, and severity of the conviction and its relevance to the role. Candidates also have an opportunity to respond to the information outlined in the background check. In FY22, Adobe onboarded new hires who had criminal history in their background after following the review process. The percentage of candidates not onboarded due to background check was extremely small – only 0.2% of U.S. candidates.

Prior to the point of background check, Adobe invests to strengthen and standardize our commitment to fair, inclusive hiring practices. Training on the importance of enhancing candidate pipelines to create a more diverse applicant pool is prioritized across the company.

In 2021 and 2022, we leveraged all-employee forums to raise awareness about mass incarceration and expose employees to diverse backgrounds, including an Adobe career journey that began with an experience in the prison system that propelled interest in learning new skills and ultimately success in the tech industry. Storytelling at Adobe is a critical inclusivity training tool.

More generally, Adobe recognizes the importance of diversity and representation within the tech industry, which is a concern raised by the proponent. For instance, to increase diversity and representation at Adobe and within the tech industry, in 2016, we established the Adobe Digital Academy which offers bright, motivated, non-traditional talent an alternative and accelerated path to entering a new career in technology. Individuals who have gone through our program and have retained employment in the industry include those with a criminal background. Additionally, Adobe is a founding member of the Reboot Representation Tech Coalition, an organization dedicated to doubling the number of Black, Latina and Native American women receiving computing degrees.

Adobe is committed to driving real change, as demonstrated by the September 2020 creation of the Taking Action Initiative which addresses issues impacting the Black community by focusing on advocacy/outreach, hiring, and professional growth and advancement. To further underscore our commitment, Adobe serves as partner to several non-profit organizations committed to communities disproportionally impacted by mass incarceration. In mid-2021 we launched the Adobe Equity and Advancement Initiative with 11 leading global non-governmental organizations, including the Equal Justice Initiative (EJI), an organization committed to ending mass incarceration and excessive punishment in the United States. Our relationship with each organization involves helping us understand the unique challenges of the communities they serve, providing expertise where appropriate, and identifying mutually beneficial opportunities to make an impact and support each other. With the support of the Adobe Foundation, Adobe has committed to an initial $20 million investment in these organizations, along with product, public policy, and volunteer support.

We strongly believe that Adobe's current hiring practices related to people with arrest or incarceration records mitigate barriers to hiring. Similarly, we are confident that our diversity and inclusion practices ensure a fair and inclusive workplace that will best serve the long-term interests of the Company, our stockholders, and employees. The proponent's requested report is unnecessary and would not be a wise use of resources given the depth of our diversity and inclusion approach-including our commitment to fair and inclusive hiring practices that have resulted in an exceedingly rare exclusion of candidates based on their arrest or incarceration history. Therefore, the Adobe Board of Directors recommends that our stockholders vote **AGAINST** this proposal.

Vote Required and Board Recommendation

Stockholder approval of this proposal requires the affirmative vote of holders of a majority of the votes cast at the meeting. Neither abstentions nor broker non-votes will have any effect on the outcome of this proposal.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THIS PROPOSAL

Information About the Meeting, Voting and Proxies

Date, Time and Place of Meeting

Date & Time	Location	Record Date
Thursday, April 20, 2023 9:00am Pacific Time	**Virtual** virtualshareholdermeeting.com/ADBE2023	Close of business on **February 21, 2023**

Quorum for the Annual Meeting

In order to have a quorum to hold the meeting and conduct business, a majority of our outstanding shares entitled to vote as of the record date must be present at the meeting. Your shares will be counted as present at the meeting if:

- you are entitled to vote and you are present in person at the meeting; or

- you have properly voted by proxy online, by phone or by submitting a proxy card or voting instruction card.

Both abstentions and broker non-votes are counted for the purpose of determining the presence of a quorum.

Proxy Materials are Available on the Internet

We have elected to provide access to our proxy materials, including this proxy statement, our 2022 Annual Report and a form of proxy card, over the Internet. Accordingly, a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") will be mailed on or about March 3, 2023 to most of our stockholders who owned our common stock at the close of business on the Record Date. The Notice of Internet Availability contains instructions about how to access our proxy materials over the Internet and vote online or by telephone. The Notice of Internet Availability will also provide instructions on how you can elect to receive future proxy materials electronically or in printed form by mail. All stockholders who have previously requested a paper copy of our proxy materials will continue to receive a paper copy of the proxy materials by mail.

If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to the proxy materials and a link to the proxy voting site. Your election to receive proxy materials electronically or in printed form by mail will remain in effect until you terminate such election. Choosing to receive future proxy materials electronically will allow us to provide you with the information you need in a timelier manner, will save us the cost of printing and mailing documents to you and will conserve natural resources.

This proxy statement and our Annual Report on Form 10-K for the fiscal year ended December 2, 2022, as filed with the SEC, are also available at proxyvote.com as well as at adobe.com/ADBE.

Participating in Our Virtual Annual Meeting

This year's Annual Meeting will be accessible only through the Internet. We have adopted a virtual format for our Annual Meeting to make participation accessible for stockholders from any geographic location with Internet connectivity. We have worked to offer the same participation opportunities as were provided at the in-person portion of our past meetings while further enhancing the online experience available to all stockholders regardless of their location.

You are entitled to participate in the Annual Meeting if you were a stockholder as of the close of business on the Record Date or hold a valid proxy for the Annual Meeting. To be admitted to the Annual Meeting at virtualshareholdermeeting.com/ADBE2023, you must enter the 16-digit control number found on your Notice of Internet Availability or proxy card next to the label "Control Number" for postal mail recipients or within the email for electronic delivery recipients.

Stockholders may submit questions online shortly before and during the Annual Meeting at virtualshareholdermeeting.com/ADBE2023. A copy of the Annual Meeting rules of conduct will be available online at the Annual Meeting. We will post questions and answers if applicable to Adobe's business on our Investor Relations website shortly after the meeting.

We encourage you to access the Annual Meeting before it begins. Online check-in will start shortly before the meeting on April 20, 2023. If you have difficulty accessing the meeting, please call 1-800-586-1548 (toll free) or 303-562-9288 (international). We will have technicians available to assist you.

Voting

Who Can Vote

Each stockholder is entitled to one vote for each share of common stock held on each of the matters to be voted on. Only holders of record of Adobe common stock at the close of business on February 21, 2023 (the "Record Date") may attend and vote at the meeting. As of the Record Date, there were 458,575,723 shares of our common stock outstanding and entitled to vote at the meeting.

A list of stockholders eligible to vote at the meeting will be available for review during our regular business hours at our principal executive offices at 345 Park Avenue, San Jose, California 95110 for the ten days prior to the meeting for any purpose related to the meeting, and will be available during the entire time of the virtual Annual Meeting.

Voting at the Virtual Annual Meeting

Stockholders of Record

If your shares are registered directly in your name with our transfer agent, Broadridge Corporate Issuer Solutions, Inc., you are considered, with respect to those shares, the stockholder of record. As the stockholder of record, you have the right to vote in person at the meeting.

Beneficial Owners of Shares Held in Street Name

If your shares are held in a brokerage account or by another nominee or trustee, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you are also invited to attend the meeting. Since a beneficial owner is not the stockholder of record, you may not vote these shares at the meeting unless you obtain a "legal proxy" from your broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

Voting without Attending the Virtual Annual Meeting

Whether you hold shares directly as a registered stockholder or beneficially in street name, you may vote without attending the meeting or prior to the meeting. You may vote by granting a proxy or, for shares held beneficially in street name, by submitting voting instructions to your broker, trustee or nominee.

Online (or by Phone)

You may submit your proxy by following the instructions provided in the Notice of Internet Availability or, if you received a printed version of the proxy materials by mail, by following the instructions provided with your proxy materials and on your proxy card or voting instruction card. When voting online, the identity of each stockholder is authenticated using a 16-digit control number found on the Notice of Internet Availability.

By Mail

If you received printed proxy materials, you may submit your proxy by mail by signing your proxy card if your shares are registered or, for shares held beneficially in street name, by following the voting instructions included by your stockbroker, trustee or nominee and mailing it in the enclosed envelope. If you provide specific voting instructions, your shares will be voted as you have instructed.

Changing your Vote

You may revoke your proxy and change your vote at any time before the final vote at the meeting. If you are a stockholder of record, you may do this by signing and submitting a new proxy card with a later date or by voting by phone or online, either of which must be completed by 11:59 p.m. Eastern Time on April 19, 2023; or by attending the meeting and voting electronically by ballot. Attending the meeting alone will not revoke your proxy unless you specifically request your proxy to be revoked. If you hold shares through a bank or brokerage firm, you must contact that bank or firm directly to revoke any prior voting instructions.

Uninstructed Shares

Stockholders of Record

If you are a registered stockholder of record and you indicate when voting online or by phone that you wish to vote as recommended by the Board or you sign, date and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this proxy statement and as the proxy holders may determine in their best judgment with respect to any other matters properly presented for a vote at the meeting.

Beneficial Owners of Shares Held in Street Name

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, the organization that holds your shares may generally vote at its discretion on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization will inform the inspector of elections that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote." In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Routine and Non-Routine Proposals

The following proposal is considered a routine matter:

- The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 1, 2023 (Proposal 3).

A broker or other nominee may generally vote on routine matters, and, therefore, no broker non-votes are expected to exist in connection with Proposal 3.

The following proposals are considered non-routine matters:

- Election of directors (Proposal 1);

- Approval of 2019 Equity Incentive Plan, as amended (Proposal 2);

- Advisory vote on executive compensation (Proposal 4);

- Advisory vote on the frequency of the advisory vote on executive compensation (Proposal 5); and

- Stockholder proposal: report on hiring of persons with arrest or incarceration records (Proposal 6).

A broker or other nominee cannot vote without instructions on non-routine matters, and, therefore, there may be broker non-votes on Proposals 1, 2, 4, 5 and 6.

Reporting of Voting Results

The preliminary voting results will be announced at the meeting. The final voting results will be reported in a Current Report on Form 8-K, which will be filed with the SEC within four business days after the meeting. If our final voting results are not available within four business days after the meeting, we will file a Current Report on Form 8-K reporting the preliminary voting results and subsequently file the final voting results in an amendment to the Current Report on Form 8-K within four business days after the final voting results are known to us.

Householding of Proxy Materials

To reduce costs and reduce the environmental impact of our Annual Meeting, we have adopted a procedure approved by the SEC known as "householding," which is available to both registered stockholders and beneficial owners of shares held in street name. Householding allows multiple stockholders having the same last name and residing at the same address the convenience of receiving a single copy of our Notice of Internet Availability, 2022 Annual Report and proxy materials, as applicable, unless we have received contrary instructions from one or more of the stockholders. Stockholders participating in householding will continue to receive separate proxy cards.

Registered Stockholders

If you are a registered stockholder and would like to enroll in this service, withdraw from this service or receive additional copies of our Notice of Internet Availability, 2022 Annual Report and proxy materials, as applicable, mailed to you, please contact Broadridge Financial Solutions, Inc., either by calling 1-800-542-1061 (toll free) or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Your consent will be perpetual unless you revoke it. If you revoke your consent, we will begin sending you individual copies of future mailings of these documents within 30 days after we receive your revocation notice.

Street Name Holders

Stockholders who hold their shares through a brokerage may elect to participate in householding or revoke their consent to participate in householding by contacting their respective brokers.

Annual Report

Accompanying this proxy statement is our Annual Report on Form 10-K for the fiscal year ended December 2, 2022. The 2022 Annual Report contains audited financial statements covering our fiscal years ended December 2, 2022, December 3, 2021 and November 27, 2020. Copies of our Annual Report on Form 10-K for the fiscal year ended December 2, 2022, as filed with the SEC, are available free of charge on our website at www.adobe.com/adbe or you can request a copy free of charge by calling 408-536-4700 or sending an email to adobe@kpcorp.com. Please include your contact information with the request.

Proxy Solicitation Costs

The Board is soliciting proxies for this year's Annual Meeting of Stockholders. We will bear the expense of soliciting proxies and have retained Innisfree M&A Incorporated for a fee of $20,000 plus reasonable out-of-pocket expenses, to help us solicit proxies from brokers, bank nominees and other institutional owners. Our directors and employees (without additional compensation) may also solicit proxies in person, by telephone or email. We will reimburse banks, brokers and other custodians, nominees and fiduciaries for reasonable charges and expenses incurred in forwarding soliciting materials to their clients.

Stockholder Proposals and Nominations for the Next Annual Meeting

Stockholder proposals may be included in our proxy statement for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. For a stockholder proposal to be considered for inclusion in our proxy statement for the 2024 Annual Meeting of Stockholders, we must receive the proposal at our principal executive offices, addressed to the Corporate Secretary, no later than November 4, 2023. A stockholder nomination of one or more director candidates for election to the Board to be included in our proxy statement for an annual meeting (a "proxy access nomination") may be included in such proxy statement and properly brought before the 2024 Annual Meeting of Stockholders as long as we receive information and notice of the proxy access nomination in compliance with the requirements set forth in Article III, Section 6 of our Bylaws, addressed to the Corporate Secretary at our principal executive offices no later than November 4, 2023, nor earlier than October 5, 2023.

In addition, a stockholder proposal that is not intended for inclusion in our proxy statement under Rule 14a-8 or a stockholder nomination of a director candidate that is not a proxy access nomination may be brought before the 2024 Annual Meeting of Stockholders so long as we receive information and notice of the proposal in compliance with the requirements set forth in our Bylaws, addressed to the Corporate Secretary at our principal executive offices, no later than December 4, 2023 nor earlier than November 4, 2023 for nominations for election to the Board and for all other business, no later than November 4, 2023 nor earlier than October 5, 2023. Stockholders who intend to solicit proxies in reliance on the SEC's universal proxy rule for nominations for election to the Board submitted under the advance notice requirements of our Bylaws must comply with the additional requirements of Rule 14a-19(b).

Non-GAAP Measures

The attached proxy statement includes non-GAAP adjusted or constant currency revenue growth rates, non-GAAP operating income and non-GAAP diluted earnings per share. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

We use these non-GAAP financial measures in making operating decisions because we believe the measures provide meaningful supplemental information regarding our operational performance and give us a better understanding of how we should invest in research and development and fund infrastructure and go-to-market strategies. We use these measures to help us make budgeting decisions, for example, as between product development expenses and research and development, sales and marketing and general and administrative expenses and to facilitate our internal comparisons to our historical operating results. In addition, we believe these non-GAAP financial measures are useful because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. This allows institutional investors, the analyst community and others to better understand and evaluate our operating results and future prospects in the same manner as management and to compare operating results across accounting periods and to those of our peer companies.

We include adjusted or constant currency revenue growth rates to provide a framework for assessing how our underlying businesses have performed or are expected to perform on a year-over-year basis, excluding the effects of foreign currency rate fluctuations and the impact of our 52/53-week fiscal year, if applicable. Adjusted or constant currency revenue growth rates are calculated in constant currency by converting forecasted non-United States Dollar revenue using comparative period exchange rates and determining the change from prior period reported revenue, adjusted for any hedging effects.

In addition, we use non-GAAP financial measures which exclude:

  A. *Stock-based and deferred compensation expenses.* Stock-based compensation expense consists of charges for employee restricted stock units, performance shares and employee stock purchases in accordance with current GAAP including stock-based compensation expense associated with any unvested options and restricted stock units assumed in connection with our acquisitions. We believe that it is useful to investors to understand the impact of the application of accounting standards pertaining to stock-based compensation to our operational performance, liquidity and our ability to invest in research and development and fund acquisitions and capital expenditures. Deferred compensation expense consists of charges associated with movements in our deferred compensation plan liability. Although stock-based compensation and deferred compensation expenses constitute ongoing and recurring expenses, such expenses are excluded from non-GAAP results because they are not expenses that typically require current cash settlement by us and because such expenses are not used by us to assess the core profitability of our business operations. We further believe these measures are useful to investors in that they allow for greater transparency to certain line items in our financial statements. In addition, excluding these items from various non-GAAP measures facilitates comparisons to our competitors' operating results.

  B. *Amortization of intangibles.* We recognize amortization expense of intangibles in connection with our acquisitions. Intangibles include (i) purchased technology, (ii) trademarks, (iii) customer contracts and relationships and (iv) other intangible assets. In accordance with GAAP, we amortize the fair value of the intangibles based on the pattern in which we expect the economic benefits of the intangibles will be consumed as revenue is generated. Although the intangibles generate revenue for us, we exclude this item because the expense is non-cash in nature and because we believe the non-GAAP financial measures excluding this item provide meaningful supplemental information regarding our operational performance, liquidity and our ability to invest in research and development, fund acquisitions and capital expenditures. In addition, excluding this item from various non-GAAP measures facilitates our internal comparisons to our historical operating results and comparisons to our competitors' operating results.

C.   *Acquisition-related expenses.* We exclude certain acquisition-related expenses, including deal costs and certain professional fees, associated with the proposed Figma acquisition due to its significant base purchase price and expected costs to complete the transaction. Acquisition-related expenses are inconsistent in amount and are significantly impacted by the timing and nature of acquisitions. Therefore, although we may incur these types of expenses in connection with future acquisitions, such expenses are excluded from our non-GAAP financial measures because these expenses are not used by us to assess the core profitability of our business operations. Consequently, we believe the non-GAAP financial measures excluding these expenses facilitate more meaningful evaluation of the core profitability of our business operations and comparisons to our historical operating results, and allow for greater transparency to certain line items in our financial statements.

D.   *Investment gains and losses.* We recognize investment gains and losses principally from realized gains or losses from the sale and exchange of marketable equity investments, other-than-temporary declines in the value of marketable and non-marketable equity securities, unrealized holding gains and losses associated with our deferred compensation plan assets, gains and losses on the sale of equity securities held indirectly through investment partnerships and gains and losses associated with the recording of equity or cost method investments to fair value upon obtaining control through a business combination, as required by GAAP. We do not actively trade publicly held securities nor do we rely on these securities positions for funding our ongoing operations. We exclude investment gains and losses on these equity securities because these items are unrelated to our ongoing business and operating results.

E.   *Income tax adjustments.* Our income tax expense is based on our GAAP taxable income and actual tax rates in effect, which can differ significantly from the non-GAAP tax rate applied to our non-GAAP financial results. In arriving at our non-GAAP tax rate, certain non-recurring and period-specific income tax adjustments, such as a one-time tax charge in connection with an acquisition, resolution of certain income tax audits and any significant financial impacts and certain indirect effects resulting from tax legislation or changes to our trading structure are made to help us assess the core profitability of our business operations. This non-GAAP tax rate could be subject to change for several reasons, including significant changes in our geographic earnings mix or fundamental tax law changes in major jurisdictions in which we operate. In addition, excluding this item from various non-GAAP measures facilitates our internal comparisons to our historical operating results.

F.   *Income tax effect of the non-GAAP pre-tax adjustments from the provision for income taxes.* Excluding the income tax effect of the non-GAAP pre-tax adjustments from the provision for income taxes assists investors in understanding the tax provision associated with those adjustments and the effective tax rate related to our ongoing operations.

We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our financial results as determined in accordance with GAAP and that these measures should only be used to evaluate our financial results in conjunction with the corresponding GAAP measures; therefore we qualify the use of non-GAAP financial information in a statement when non-GAAP information is presented.

Reconciliation

The following table shows Adobe's GAAP results reconciled to non-GAAP results included in this proxy statement (in millions, except per share data).

	Year Ended			
	December 2, 2022		December 3, 2021	
Operating income:				
GAAP operating income	$	6,098	$	5,802
Stock-based and deferred compensation expense		1,420		1,107
Amortization of intangibles		401		350
Acquisition-related expenses		26		—
Non-GAAP operating income	$	7,945	$	7,259
Earnings per share:				
GAAP diluted earnings per share	$	10.10	$	10.02
Stock-based and deferred compensation expense		3.02		2.30
Amortization of intangibles		0.85		0.73
Acquisition-related expenses		0.05		—
Investment (gains) losses, net		0.04		(0.03)
Income tax adjustments		(0.35)		(0.54)
Non-GAAP diluted earnings per share	$	13.71	$	12.48
Shares used in computing diluted earnings per share		471		481

The following table shows Adobe's fiscal year 2022 GAAP revenue growth rates reconciled to adjusted revenue growth rates included in this proxy statement.

Fiscal Year 2022	Digital Experience subscription revenue (Y/Y growth)
GAAP revenue growth rate	15 %
Impact of extra week in fiscal year 2021	2
Constant currency impact	1
Adjusted revenue growth rate	18 %

ADOBE INC.

2019 EQUITY INCENTIVE PLAN

(as amended and restated as of _____)

1. **ESTABLISHMENT, PURPOSE AND TERM OF PLAN.**

      1.1   **Establishment.** Adobe Inc., a Delaware corporation, established the Adobe Inc. 2019 Equity Incentive Plan (the "*Plan*") effective as of April 11, 2019, the date of its initial approval by the stockholders of the Company (the "*Effective Date*").

      1.2   **Purpose.** The purpose of the Plan is to advance the interests of the Participating Company Group and its stockholders by providing an incentive to attract, retain and reward persons performing services for the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group. The Plan seeks to achieve this purpose by providing for Awards in the form of Options, Stock Appreciation Rights ("*SARs*"), Stock Purchase Rights, Stock Grants, Restricted Stock Units, Performance Shares, and Performance Units. In addition, the Plan provides for certain cash-based amounts for service as a Director.

      1.3   **Term of Plan.** The Plan shall continue in effect until the earlier of its termination by the Board or the date on which all of the shares of Stock available for issuance under the Plan have been issued and all restrictions on such shares under the terms of the Plan and the agreements evidencing Awards granted under the Plan have lapsed. However, all Incentive Stock Options shall be granted, if at all, within ten (10) years from the earlier of the date the Plan is adopted by the Board or the Committee or the date the Plan is duly approved by the stockholders of the Company.

2. **DEFINITIONS AND CONSTRUCTION.**

      2.1   **Definitions.** Whenever used herein, the terms set forth in Appendix I shall have their respective meanings set forth in Appendix I.

      2.2   **Construction.** Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

3. **ADMINISTRATION.**

      3.1   **Administration by the Committee.** The Plan shall be administered by the Committee. All questions of interpretation of the Plan or of any Award shall be determined by the Committee, and such determinations shall be final and binding upon all persons having an interest in the Plan or such Award.

      3.2   **Authority of Officers.** Any Officer shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election which is the responsibility of or which is allocated to the Company herein, provided the Officer has apparent authority with respect to such matter, right, obligation, determination or election. To the extent consistent with applicable law (including but not limited to Delaware General Corporation Law Section 152 or 157(c)), the Board may, in its discretion, delegate to a committee comprised of one or more Officers (any such committee, an "*Officer Committee*") the authority to designate Employees (other than themselves) to receive one or more Stock Awards, Options or rights to acquire shares of Stock and to determine the number of shares of Stock subject to such Stock Awards, Options and rights, without further approval of the Board or the Committee. Any such grants will be subject to the terms of the Board resolutions providing for such delegation of authority.

      3.3   **Powers of the Committee.** In addition to any other powers set forth in the Plan and subject to the provisions of the Plan, the Committee shall have the full and final power and authority, in its discretion:

            (a)   to determine the persons to whom, and the time or times at which, Awards shall be granted and the number of shares of Stock or units to be subject to each Award;

(b) to determine the type of Award granted and to designate Options as Incentive Stock Options or Nonstatutory Stock Options;

(c) to determine the Fair Market Value of shares of Stock or other property;

(d) to determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (i) the exercise or purchase price of shares purchased pursuant to any Award, (ii) the method of payment for shares purchased pursuant to any Award, (iii) the method for satisfaction of any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of shares of Stock, (iv) the timing, terms and conditions of the exercisability or vesting of any Award or any shares acquired pursuant thereto, (v) the Performance Award Formula and Performance Goals applicable to any Award and the extent to which such Performance Goals have been attained, (vi) the time of the expiration of any Award, (vii) the effect of the Participant's termination of Service on any of the foregoing, and (viii) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto not inconsistent with the terms of the Plan;

(e) to determine whether an Award of SARs, Restricted Stock Units or Performance Shares or Performance Share Units will be settled in shares of Stock, cash, or in any combination thereof;

(f) to approve one or more forms of Award Agreement;

(g) subject to Section 3.4, to amend, modify, extend, cancel or renew any Award or to waive any restrictions or conditions applicable to any Award or any shares acquired pursuant thereto;

(h) to accelerate, continue, extend or defer the exercisability or vesting of any Award or any shares acquired pursuant thereto, including with respect to the period following a Participant's termination of Service;

(i) to prescribe, amend or rescind rules, guidelines and policies relating to the Plan, or to adopt sub-plans or supplements to, or alternative versions of, the Plan, including, without limitation, as the Committee deems necessary or desirable to comply with the laws of or to accommodate the laws, regulations, tax or accounting effectiveness, accounting principles or customs of, non-United States jurisdictions whose citizens may be granted Awards; and

(j) to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement and to make all other determinations and take such other actions with respect to the Plan or any Award as the Committee may deem advisable to the extent not inconsistent with the provisions of the Plan or applicable law.

3.4 **Repricing.** Without the affirmative vote of holders of a majority of the shares of Stock cast in person or by proxy at a meeting of the stockholders of the Company at which a quorum representing a majority of all outstanding shares of Stock is present or represented by proxy, neither the Board nor the Committee shall approve a program providing for (a) the cancellation of outstanding Options or SARs and the grant in substitution therefor of new Awards having a lower exercise or purchase price, (b) the amendment of outstanding Options or SARs to reduce the exercise price thereof or (c) except in connection with an adjustment pursuant to Section 4.2 or a transaction, the cashout of Options or SARs with an exercise price below Fair Market Value. This paragraph shall not be construed to apply to "issuing or assuming a stock option in a transaction to which section 424(a) applies," within the meaning of Section 424 of the Code.

3.5 **Indemnification.** In addition to such other rights of indemnification as they may have as members of the Board or the Committee or as Officers or Employees of the Participating Company Group, members of the Board or the Committee and any Officers or Employees of the Participating Company Group to whom authority to act for the Board, the Committee or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

4.   **SHARES SUBJECT TO PLAN.**

4.1   **Maximum Number of Shares Issuable.** Subject to adjustment as provided in Section 4.2, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be sixty-four million (64,000,000). The number of shares of Stock available for issuance under the Plan shall be reduced (a) by one share for each share issued pursuant to Options or SARs, and (b) by one and seventy seven-hundredths (1.77) shares for each share issued pursuant to Awards other than those set forth in the preceding clause (a). Such shares shall consist of authorized but unissued or reacquired shares of Stock or any combination thereof. If an outstanding Award for any reason expires or is terminated or canceled without having been exercised or settled in full, or if shares of Stock acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company at the Participant's purchase price to effect a forfeiture of unvested shares upon termination of Service, the shares of Stock allocable to the terminated portion of such Award or such forfeited or repurchased shares of Stock shall be added back to the Plan share reserve in an amount corresponding to the reduction in such share reserve previously made in accordance with the rules described above in this Section 4.1 and again be available for issuance under the Plan. Shares of Stock shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award (other than a SAR that may be settled in shares of Stock and/or cash) that is settled in cash. Shares withheld in satisfaction of tax withholding obligations pursuant to Section 13.2 shall not again become available for issuance under the Plan. Upon exercise of a SAR, whether in cash or shares of Stock, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the SAR is exercised. If the exercise price of an Option is paid by "net exercise" (as described in Section 6.3(a)(iv)) or tender to the Company, or attestation to the ownership, of shares of Stock owned by the Participant, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the Option is exercised.

4.2   **Adjustments for Changes in Capital Structure.** In the event of any change in the Stock through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Stock (excepting normal cash dividends) that has a material effect on the Fair Market Value of shares of Stock, appropriate adjustments shall be made in the number and class of shares subject to the Plan and to any outstanding Awards, in the ISO Share Limit (as defined in Section 5.3(b)), the Award limits set forth in Section 5.4, and in the exercise or purchase price per share under any outstanding Award. Notwithstanding the foregoing, unless the Committee determines otherwise, any fractional share resulting from an adjustment pursuant to this Section 4.2 shall be rounded down to the nearest whole number, and in no event may the exercise or purchase price under any Award be decreased to an amount less than the par value, if any, of the stock subject to such Award. The adjustments determined by the Committee pursuant to this Section 4.2 shall be final, binding and conclusive.

5.   **ELIGIBILITY AND AWARD LIMITATIONS.**

5.1   **Persons Eligible for Awards.** Awards may be granted only to Employees, Directors and Consultants. No Award shall be granted prior to the date on which such person commences Service.

5.2   **Participation.** Except as otherwise provided in Section 3.2, Awards are granted solely at the discretion of the Committee. Eligible persons may be granted more than one (1) Award. However, eligibility in accordance with this Section shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award.

5.3   **Incentive Stock Option Limitations.**

(a)   *Persons Eligible.* An Incentive Stock Option may be granted only to a person who, on the effective date of grant, is an Employee of the Company, a Parent Corporation or a Subsidiary Corporation (each being an *"ISO-Qualifying Corporation"*). Any person who is not an Employee of an ISO-Qualifying Corporation on the effective date of the grant of an Option to such person, but who is otherwise an Employee or a Director of, or a Consultant to, the Company or any of its Affiliates, may be granted only a Nonstatutory Stock Option.

(b)   *ISO Share Limit.* Subject to adjustment as provided in Section 4.2, the maximum number of shares of Stock that may be issued upon the exercise of Incentive Stock Options granted under the Plan will equal the aggregate Share number stated in the first sentence of Section 4.1, plus, to the extent allowable under Code Section 422 and the Treasury Regulations promulgated thereunder, any shares of Stock that become available for issuance under the Plan pursuant to Section 4.1 (the *"ISO Share Limit"*).

(c)	*Fair Market Value Limitation.* To the extent that options designated as Incentive Stock Options (granted under all stock option plans of the Participating Company Group, including the Plan) become exercisable by a Participant for the first time during any calendar year for Stock having a Fair Market Value greater than One Hundred Thousand Dollars ($100,000), the portion of such options which exceeds such amount shall be treated as Nonstatutory Stock Options. For purposes of this Section, options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of Stock shall be determined as of the time the option with respect to such Stock is granted. If the Code is amended to provide for a different limitation from that set forth in this Section, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code. If an Option is treated as an Incentive Stock Option in part and as a Nonstatutory Stock Option in part by reason of the limitation set forth in this Section, the Participant may designate which portion of such Option the Participant is exercising. In the absence of such designation, the Participant shall be deemed to have exercised the Incentive Stock Option portion of the Option first. Upon exercise, each portion shall be separately identified.

(d)	*Leaves of Absence.* For purposes of Incentive Stock Options, no leave of absence may exceed three (3) months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then six (6) months following the first (1ˢᵗ) day of such leave, any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

5.4	**Award Limits.**

(a)	**Individual Award Limits.** The following limits shall apply to the grant of any Award:

(i)	**Options and SARs.** Subject to adjustment as provided in Section 4.2, no Employee shall be granted within any fiscal year of the Company one or more Options or Freestanding SARs (as defined in Section 7.1) which in the aggregate are for more than four million (4,000,000) shares of Stock. An Option or SAR which is canceled in the same fiscal year of the Company in which it was granted shall continue to be counted against such limit for such fiscal year.

(ii)	**Stock Awards.** Subject to adjustment as provided in Section 4.2, no Employee shall be granted within any fiscal year of the Company one or more Stock Awards for more than one million five hundred thousand (1,500,000) shares of Stock in the aggregate.

(iii)	**Performance Awards.** Subject to adjustment as provided in Section 4.2, no Employee shall be granted (A) an Award of Performance Shares that could result in such Employee receiving from Performance Shares granted during one fiscal year of the Company more than one million five hundred thousand (1,500,000) shares of Stock in the aggregate during any fiscal year of the Company, or (B) an Award of Performance Units that could result in such Employee receiving more than two million five hundred thousand dollars ($2,500,000) during any fiscal year of the Company.

(b)	*Clarification of Limits.* For purposes of clarification regarding the foregoing limits, (i) Awards granted in previous fiscal years will not count against the Award limits in subsequent fiscal years even if the Awards from previous fiscal years are earned or otherwise settled in fiscal years following the fiscal year in which they are granted, and (ii) more than one Award of the same type can be granted in a fiscal year as long as the aggregate number of shares of Stock granted pursuant to all Awards of that type do not exceed the fiscal year limit applicable to that Award type.

(c)	*Director Award Limits.* Subject to any applicable adjustment as provided in Section 4.2, no non-employee Director shall be granted one or more Awards within any fiscal year of the Company, solely with respect to service as a Director, that in the aggregate exceed one million five hundred thousand dollars ($1,500,000) in aggregate value of cash-based and other Awards, with such value determined by the Committee and as of the date of grant of the Awards. For purposes of clarification regarding the foregoing limit, Awards granted in previous fiscal years will not count against the Award limits in subsequent fiscal years even if the Awards from previous fiscal years are earned or otherwise settled in fiscal years following the fiscal year in which they are granted.

6.   **TERMS AND CONDITIONS OF OPTIONS.**

Options shall be evidenced by Award Agreements specifying the number of shares of Stock covered thereby, in such form as the Committee shall from time to time establish. Award Agreements evidencing Options may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

6.1   **Exercise Price.** The exercise price for each Option shall be established in the discretion of the Committee; *provided, however,* that (a) the exercise price per share shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the Option and (b) no Incentive Stock Option granted to a Ten Percent Owner shall have an exercise price per share less than one hundred ten percent (110%) of the Fair Market Value of a share of Stock on the effective date of grant of the Option. Notwithstanding the foregoing, an Option (whether an Incentive Stock Option or a Nonstatutory Stock Option) may be granted with an exercise price lower than the minimum exercise price set forth above if such Option is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of Sections 409A and 424(a) of the Code.

6.2   **Exercisability and Term of Options.** Options shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such Option; *provided, however,* that (a) no Option shall be exercisable after the expiration of seven (7) years after the effective date of grant of such Option, and (b) no Incentive Stock Option granted to a Ten Percent Owner shall be exercisable after the expiration of five (5) years after the effective date of grant of such Option. Subject to the foregoing, unless otherwise specified by the Committee in the grant of an Option, any Option granted hereunder to an Employee, Consultant or Director shall terminate seven (7) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions or the Plan.

6.3   **Payment of Exercise Price.**

(a)   *Forms of Consideration Authorized.* Except as otherwise provided below, payment of the exercise price for the number of shares of Stock being purchased pursuant to any Option shall be made (i) in cash, by check or cash equivalent, (ii) by tender to the Company, or attestation to the ownership, of shares of Stock owned by the Participant having a Fair Market Value not less than the exercise price applicable to shares being acquired through such method, (iii) by delivery of a properly executed notice of exercise together with irrevocable instructions to a broker providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the shares being acquired upon the exercise of the Option (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the Federal Reserve System) (a "*Cashless Exercise*"), (iv) by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Stock issued upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; *provided, however,* that the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued (unless the Company, in its discretion, permits withholding of fractional shares pursuant to a "net exercise" arrangement); *provided further, however,* that shares of Stock will no longer be outstanding under an Option and will not be exercisable thereafter to the extent that (A) shares are used to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, or (C) shares are withheld to satisfy tax withholding obligations, (v) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (vi) by any combination thereof. The Committee may at any time or from time to time grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.

(b)   *Limitations on Forms of Consideration.*

(i)   **Tender of Stock.** Notwithstanding the foregoing, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock to the extent such tender or attestation would constitute a violation of the provisions of any law, regulation or agreement restricting the redemption of the Company's stock. Unless otherwise provided by the Committee, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock unless such shares either (A) have been owned by the Participant for such period as necessary to avoid a charge to earnings for financial accounting purposes and not used for another Option exercise by attestation during any such period or (B) were not acquired, directly or indirectly, from the Company.

(ii)   **Cashless Exercise.** The Company reserves, at any and all times, the right, in the Company's sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise.

6.4	**Effect of Termination of Service.** An Option shall be exercisable after a Participant's termination of Service to such extent and during such period as determined by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Option or in another written (including electronic) agreement between the Company and the Participant.

6.5	**Transferability of Options.** During the lifetime of the Participant, an Option shall be exercisable only by the Participant or the Participant's guardian or legal representative. No Option shall be assignable or transferable by the Participant, except by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Option, an Option shall be assignable or transferable subject to the applicable limitations, if any, described in the General Instructions to Form S-8 Registration Statement under the Securities Act or other applicable law.

7.	**TERMS AND CONDITIONS OF SARS.**

SARs shall be evidenced by Award Agreements specifying the number of shares of Stock subject to the Award, in such form as the Committee shall from time to time establish. Award Agreements evidencing SARs may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

7.1	**Types of SARs Authorized.** SARs may be granted in tandem with all or any portion of a related Option (a *"Tandem SAR"*) or may be granted independently of any Option (a *"Freestanding SAR"*). A Tandem SAR may be granted either concurrently with the grant of the related Option or at any time thereafter prior to the complete exercise, termination, expiration or cancellation of such related Option.

7.2	**Exercise Price.** The exercise price for each SAR shall be established in the discretion of the Committee; *provided, however,* that (a) the exercise price per share subject to a Tandem SAR shall be the exercise price per share under the related Option and (b) the exercise price per share subject to a Freestanding SAR shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the SAR.

7.3	**Exercisability and Term of SARs.**

(a)	*Tandem SARs.* Tandem SARs shall be exercisable only at the time and to the extent that the related Option is exercisable, subject to such provisions as the Committee may specify where the Tandem SAR is granted with respect to less than the full number of shares of Stock subject to the related Option. The Committee may, in its discretion, provide in any Award Agreement evidencing a Tandem SAR that such SAR may not be exercised without the advance approval of the Company and, if such approval is not given, then the Option shall nevertheless remain exercisable in accordance with its terms. A Tandem SAR shall terminate and cease to be exercisable no later than the date on which the related Option expires or is terminated or canceled. Upon the exercise of a Tandem SAR with respect to some or all of the shares subject to such SAR, the related Option shall be canceled automatically as to the number of shares with respect to which the Tandem SAR was exercised. Upon the exercise of an Option related to a Tandem SAR as to some or all of the shares subject to such Option, the related Tandem SAR shall be canceled automatically as to the number of shares with respect to which the related Option was exercised.

(b)	*Freestanding SARs.* Freestanding SARs shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such SAR; *provided, however,* that no Freestanding SAR shall be exercisable after the expiration of seven (7) years after the effective date of grant of such SAR.

7.4	**Exercise of SARs.** Upon the exercise of an SAR, the Participant (or the Participant's legal representative or other person who acquired the right to exercise the SAR by reason of the Participant's death) shall be entitled to receive payment of an amount for each share with respect to which the SAR is exercised equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the SAR over the exercise price. Payment of such amount shall be made in cash, shares of Stock, or any combination thereof as determined by the Committee. Unless otherwise provided in the Award Agreement evidencing such SAR, payment shall be made in a lump sum as soon as practicable following the date of exercise of the SAR. The Award Agreement evidencing any SAR may provide for deferred payment in a lump sum or in installments. When payment is to be made in shares of Stock, the number of shares to be issued shall be determined on the basis of the Fair Market Value of a share of Stock on the date of exercise of the SAR. For purposes of Section 7, an SAR shall be deemed exercised on the date on which the Company receives notice of exercise from the Participant.

7.5   **Effect of Termination of Service.** A SAR shall be exercisable after a Participant's termination of Service to such extent and during such period as determined by the Committee, in its discretion, and set forth in the Award Agreement evidencing such SAR or in another written (including electronic) agreement between the Company and the Participant.

7.6   **Nontransferability of SARs.** SARs may not be assigned or transferred in any manner except by will or the laws of descent and distribution, and, during the lifetime of the Participant, shall be exercisable only by the Participant or the Participant's guardian or legal representative.

8.   **TERMS AND CONDITIONS OF STOCK AWARDS.**

Stock Awards shall be evidenced by Award Agreements specifying whether the Award is a Stock Grant, a Stock Purchase Right or a Restricted Stock Unit, and the number of shares of Stock or units subject to the Award, in such form as the Committee shall from time to time establish. Award Agreements evidencing Stock Awards may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

8.1   **Types of Stock Awards Authorized.** Stock Awards may be in the form of a Stock Grant, a Stock Purchase Right or a Restricted Stock Unit. Stock Awards may be granted or vest upon such conditions as the Committee shall determine, including, without limitation, Service to a Participating Company or upon the attainment of one or more Performance Goals.

8.2   **Purchase Price.** The purchase price for shares of Stock issuable under each Stock Purchase Right shall be established by the Committee in its discretion. No monetary payment (other than applicable tax withholding) shall be required as a condition of receiving shares of Stock pursuant to a Stock Grant or Restricted Stock Unit.

8.3   **Purchase Period.** A Stock Purchase Right shall be exercisable within a period established by the Committee, which shall in no event exceed thirty (30) days from the effective date of the grant of the Stock Purchase Right.

8.4   **Payment of Purchase Price.** At the time of grant of a Stock Purchase Right, the Committee will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Stock acquired pursuant to the Stock Purchase Right. Except as otherwise provided below, payment of the purchase price for the number of shares of Stock being purchased pursuant to any Stock Purchase Right shall be made (i) in cash, by check, or cash equivalent, (ii) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (iii) by any combination thereof, in each case consistent with any requirements under applicable law regarding payment in respect of the "par value" of the Stock. The Committee may at any time or from time to time grant Stock Purchase Rights which do not permit all of the foregoing forms of consideration to be used in payment of the purchase price or which otherwise restrict one or more forms of consideration.

8.5   **Vesting; Restrictions on Transfer; Deferral.** Shares issued pursuant to any Stock Award (including, without limitation, the percentage of actual achievement relative to pre-established target Performance Goals) may or may not be made subject to vesting conditioned upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, a Performance Award Formula and/or Performance Goals (the *"Vesting Conditions"*), as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. During any period (the *"Restriction Period"*) in which shares acquired pursuant to a Stock Award remain subject to Vesting Conditions, such shares may not be sold, exchanged, transferred, pledged, assigned or otherwise disposed of other than pursuant to a Change of Control as provided in Section 11, or as provided in Section 8.8. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions. Restricted Stock Units may be subject to such conditions that may delay the delivery of the shares of Stock (or their cash equivalent) subject to Restricted Stock Units after the vesting of such Award.

8.6   **Voting Rights; Dividends and Distributions.** Except as provided in this Section, Section 8.5 and any Award Agreement, during the Restriction Period applicable to shares subject to a Stock Grant or Stock Purchase Right, the Participant shall have all of the rights of a stockholder of the Company holding shares of Stock, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares. With respect to Restricted Stock Units, the Committee may, in its sole discretion, (i) provide that Dividend Equivalents shall not be paid, (ii) provide for the payment of Dividend Equivalents on Restricted Stock Units that have become nonforfeitable, (iii) provide for the accumulation until and payment of Dividend Equivalents to the extent that the Restricted Stock Units become nonforfeitable, or (iv) provide any combination thereof. In the event of a dividend or distribution paid in shares of Stock or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.2, then any and all new, substituted or additional securities or other property (other than normal cash dividends) to which the Participant is entitled by reason of the Participant's Stock Award shall be immediately subject to the same Vesting Conditions and, if applicable, deferral elections as the shares subject to the Stock Award with respect to which such dividends or distributions were paid or adjustments were made. Notwithstanding anything herein to the contrary, dividends or Dividend Equivalents may be accumulated but shall not be paid with respect to shares subject to a Stock Award unless and until the Vesting Conditions are satisfied.

8.7   **Effect of Termination of Service.** Unless otherwise provided by the Committee in the grant of a Stock Award and set forth in the Award Agreement or in another written (including electronic) agreement between the Company and the Participant, if a Participant's Service terminates for any reason, whether voluntary or involuntary (including the Participant's death or Disability), then (i) the Company shall have the option to repurchase for the purchase price paid by the Participant any shares acquired by the Participant pursuant to a Stock Purchase Right which remain subject to Vesting Conditions as of the date of the Participant's termination of Service, (ii) the Participant shall forfeit to the Company any shares acquired by the Participant pursuant to a Stock Grant which remain subject to Vesting Conditions as of the date of the Participant's termination of Service, and (iii) the Participant shall forfeit all rights in any portion of a Restricted Stock Unit award that has not vested as of the date of the Participant's termination of Service. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company.

8.8   **Nontransferability of Stock Award Rights.** Rights to acquire shares of Stock pursuant to a Stock Award may not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance or garnishment by creditors of the Participant or the Participant's beneficiary, except by will or the laws of descent and distribution, and, during the lifetime of the Participant, shall be exercisable only by the Participant or the Participant's guardian or legal representative.

9.   <u>**TERMS AND CONDITIONS OF PERFORMANCE AWARDS.**</u> Performance Awards shall be evidenced by Award Agreements in such form as the Committee shall from time to time establish. No Performance Award or purported Performance Award shall be a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement (including through electronic acceptance). Award Agreements evidencing Performance Awards may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

9.1   **Types of Performance Awards Authorized.** Performance Awards may be in the form either of Performance Shares or Performance Units. Each Award Agreement evidencing a Performance Award shall specify the number of Performance Shares or Performance Units subject thereto, the Performance Award Formula, the Performance Goal(s) and Performance Period applicable to the Award, and the other terms, conditions and restrictions of the Award.

9.2   **Initial Value of Performance Shares and Performance Units.** Unless otherwise provided by the Committee in granting a Performance Award, each Performance Share shall have an initial value equal to the Fair Market Value of one (1) share of Stock, subject to adjustment as provided in Section 4.2, on the effective date of grant of the Performance Share, and each Performance Unit shall have an initial value of one hundred dollars ($100), unless the Committee determines otherwise. The final value payable to the Participant in settlement of a Performance Award determined on the basis of the applicable Performance Award Formula will depend on the extent to which Performance Goals established by the Committee are attained within the applicable Performance Period established by the Committee.

9.3   **Establishment of Performance Period, Performance Goals and Performance Award Formula.** In granting each Performance Award, the Committee shall establish in writing the applicable Performance Period, Performance Award Formula and one or more Performance Goals which, when measured at the end of the Performance Period, shall determine on the basis of the Performance Award Formula the final value of the Performance Award to be paid to the Participant. The Company shall notify each Participant granted a Performance Award of the terms of such Award, including the Performance Period, Performance Goal(s) and Performance Award Formula.

9.4   **Measurement of Performance Goals.** The Performance Goals shall be established by the Committee on the basis of achievement of Company-wide, divisional, or individual goals or any other basis determined by the Committee in its discretion. Performance Goals may include a minimum, maximum, or target level and intermediate or other levels of performance, with the final value of a Performance Award determined under the applicable Performance Award Formula by the level attained during the applicable Performance Period. A Performance Goal may be stated as an absolute value or as a value determined relative to a standard selected by the Committee. Performance Goals may differ from Participant to Participant and from Award to Award.

9.5   **Settlement of Performance Awards.**

(a)   *Determination of Final Value.* As soon as practicable following the completion of the Performance Period applicable to a Performance Award, the Committee shall determine the extent to which the applicable Performance Goals have been attained and the resulting final value of the Award earned by the Participant and to be paid upon its settlement in accordance with the applicable Performance Award Formula.

(b)   *Discretionary Adjustment of Award Formula.* In its discretion, the Committee may, either at the time it grants a Performance Award or at any time thereafter, provide for the positive or negative adjustment of the Performance Award Formula applicable to a Performance Award granted to any Participant to reflect such Participant's individual performance in his or her position with the Company or such other factors as the Committee may determine. If permitted under a Participant's Award Agreement, the Committee shall have the discretion, on the basis of such criteria as may be established by the Committee, to reduce some or all of the value of the Performance Award that would otherwise be paid to the Participant upon its settlement notwithstanding the attainment of any Performance Goal and the resulting value of the Performance Award determined in accordance with the Performance Award Formula.

(c)   *Effect of Leaves of Absence.* If required by law or determined by the Committee, payment of the final value, if any, of a Performance Award held by a Participant who has taken in excess of thirty (30) days of leaves of absence during a Performance Period may be prorated on the basis of the number of days of the Participant's Service during the Performance Period during which the Participant was not on a leave of absence.

(d)   *Notice to Participants.* As soon as practicable following the Committee's determination in accordance with Sections 9.5(a) and (b), the Company shall notify each Participant of the determination of the Committee.

(e)   *Payment in Settlement of Performance Awards.* As soon as practicable following the Committee's determination in accordance with Sections 9.5(a) and (b), payment shall be made to each eligible Participant (or such Participant's legal representative or other person who acquired the right to receive such payment by reason of the Participant's death) of the final value of the Participant's Performance Award. Payment of such amount shall be made in cash, shares of Stock, or a combination thereof as determined by the Committee. Unless otherwise provided in the Award Agreement evidencing a Performance Award, payment shall be made in a lump sum. An Award Agreement may provide for deferred payment in a lump sum or in installments at the election of the Participant or otherwise. If any payment is to be made on a deferred basis, the Committee may, but shall not be obligated to, provide for the payment during the deferral period of Dividend Equivalents or interest.

(f)   *Provisions Applicable to Payment in Shares.* Shares of Stock issued in payment of any Performance Award may be fully vested and freely transferable shares or may be shares of Stock subject to Vesting Conditions as provided in Section 8.5. Any shares subject to Vesting Conditions shall be evidenced by an appropriate Award Agreement and shall be subject to the provisions of Sections 8.5 through 8.8 above.

9.6   **Dividend Equivalents.** In its discretion, the Committee may provide in the Award Agreement evidencing any Performance Share Award that the Participant shall be entitled to receive Dividend Equivalents with respect to the payment of cash dividends on Stock having a record date prior to the date on which the Performance Shares are settled or forfeited. Dividend Equivalents may be paid on Performance Shares that have become nonforfeitable or may be accumulated until and paid to the extent that Performance Shares become nonforfeitable or a combination thereof, as determined by the Committee. Settlement of Dividend Equivalents may be made in cash, shares of Stock, or a combination thereof as determined by the Committee, and may be paid on the same basis as settlement of the related Performance Shares as provided in Section 9.5. Dividend Equivalents shall not be paid with respect to Performance Units. Notwithstanding anything herein to the contrary, Dividend Equivalents may be accumulated but shall not be paid with respect to Performance Share Awards unless and until the Performance Share Awards are earned.

9.7   **Effect of Termination of Service.** The effect of a Participant's termination of Service on the Participant's Performance Award shall be as determined by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Performance Award or in another written (including electronic) agreement between the Company and the Participant.

9.8   **Nontransferability of Performance Awards.** Prior to settlement in accordance with the provisions of the Plan, no Performance Award may be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except by will or by the laws of descent and distribution. All rights with respect to a Performance Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

10. **STANDARD FORMS OF AWARD AGREEMENT.**

10.1 **Award Agreements.** Each Award shall comply with and be subject to the terms and conditions set forth in the appropriate form of Award Agreement approved by the Committee and as amended from time to time. Any Award Agreement may consist of an appropriate form of Notice of Grant and a form of Agreement incorporated therein by reference, or such other form or forms as the Committee may approve from time to time.

10.2 **Authority to Vary Terms.** The Committee shall have the authority from time to time to vary the terms of any standard form of Award Agreement either in connection with the grant or amendment of an individual Award or in connection with the authorization of a new standard form or forms; *provided, however,* that the terms and conditions of any such new, revised or amended standard form or forms of Award Agreement are not inconsistent with the terms of the Plan.

10.3 **Clawback/Recovery.** All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company has adopted or is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Committee may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Committee determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of cause as determined by the Committee.

11. **CHANGE OF CONTROL.**

11.1 The Committee or the Board may, in its discretion, provide in any Award Agreement, severance plan or other individual agreement, that, in the event of a Change of Control of the Company, the Award held by a Participant shall become vested, exercisable and/or payable to such extent as specified in such document.

11.2 In the event of a Change of Control, the surviving, continuing, successor, or purchasing entity or parent thereof, as the case may be (the "*Acquiror*"), may, without the consent of any Participant, either assume the Company's rights and obligations under outstanding Awards or substitute for outstanding Awards substantially equivalent equity awards for the Acquiror's stock. In the event the Acquiror elects not to assume or substitute for outstanding Awards in connection with a Change of Control, any unexercised and/or unvested portions of such outstanding Awards shall become immediately exercisable and vested in full as of immediately prior to the effective date of the Change of Control, except that vesting for Awards with performance-based vesting shall be determined based on the level of achievement of Performance Goals prior to the Change of Control, unless the Committee determines otherwise. The exercise and/or vesting of any Award that was permissible solely by reason of this paragraph 11 shall be conditioned upon the consummation of the Change in Control. Any Awards which are not assumed or replaced by the Acquiror in connection with the Change of Control nor exercised as of the time of consummation of the Change of Control shall terminate and cease to be outstanding effective as of the time of consummation of the Change of Control.

12. **COMPLIANCE WITH SECURITIES LAW.**

12.1 The grant of Awards and the issuance of shares of Stock pursuant to any Award shall be subject to compliance with all applicable requirements of United States federal and state and non-United States law with respect to such securities and the requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, no Award may be exercised or shares issued pursuant to an Award unless (a) a registration statement under the Securities Act shall at the time of such exercise or issuance be in effect with respect to the shares issuable pursuant to the Award or (b) in the opinion of legal counsel to the Company, the shares issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares hereunder shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to the issuance of any Stock, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

12.2   If the exercise of an Award, or the purchase or delivery of shares of Stock subject to an Award, following the termination of the Participant's Service would be prohibited at any time during the applicable post-termination period solely because the issuance of shares of Stock would violate the registration requirements under the Securities Act, then the Award shall terminate on the earlier of (a) the expiration of a period of three (3) months after the termination of the Participant's Service during which the exercise of the Award would not be in violation of such registration requirements or (b) the expiration of the term of the Award as set forth in the Award Agreement.

13.   **TAX WITHHOLDING.**

13.1   **Tax Withholding in General.** Unless prohibited by applicable law, the Company shall have the right to deduct from any and all payments made under the Plan, or to require the Participant, through payroll withholding, cash payment or otherwise, including by means of a Cashless Exercise of an Option, to make adequate provision for United States federal, state, local and non-United States taxes, if any, required by law to be withheld by the Participating Company Group with respect to an Award or the shares acquired pursuant thereto. The Company shall have no obligation to deliver shares of Stock, to release shares of Stock from an escrow established pursuant to an Award Agreement, or to make any payment in cash under the Plan until the Participating Company Group's tax withholding obligations have been satisfied by the Participant.

13.2   **Withholding in Shares.** Unless prohibited by applicable law, the Company shall have the right, but not the obligation, to deduct from the shares of Stock issuable to a Participant upon the exercise or settlement of an Award, or to accept from the Participant the tender of, a number of whole shares of Stock having a Fair Market Value, as determined by the Company, equal to all or any part of the tax withholding obligations of the Participating Company Group (unless the Company, in its discretion, permits a deduction or tender of fractional shares). The Fair Market Value of any shares of Stock withheld or tendered to satisfy any such tax withholding obligations shall not exceed the amount permitted by the Committee or the amount of taxes owed by the Participant up to the maximum statutory tax rate in the Participant's applicable jurisdiction.

14.   **TERMINATION OR AMENDMENT OF PLAN.**

The Committee may terminate or amend the Plan at any time. However, without the approval of the Company's stockholders, there shall be (a) no increase in the maximum aggregate number of shares of Stock that may be issued under the Plan (except by operation of the provisions of Section 4.2), (b) no change in the class of persons eligible to receive Incentive Stock Options, and (c) no other amendment of the Plan that would require approval of the Company's stockholders under any applicable law, regulation or rule. No termination or amendment of the Plan shall affect any then outstanding Award unless expressly provided by the Committee. In any event, no termination or amendment of the Plan may adversely affect any then outstanding Award without the consent of the Participant, unless such termination or amendment is necessary to comply with any applicable law, regulation or rule.

15.   **MISCELLANEOUS PROVISIONS.**

15.1   **Repurchase Rights.** Shares issued under the Plan may be subject to one or more repurchase options, or other conditions and restrictions as determined by the Committee in its discretion at the time the Award is granted. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

15.2   **Rights as Employee, Consultant or Director.** No person, even though eligible pursuant to Section 5, shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant. Nothing in the Plan or any Award granted under the Plan shall confer on any Participant a right to remain an Employee, a Consultant or a Director, or interfere with or limit in any way any right of a Participating Company to terminate the Participant's Service at any time. To the extent that an Employee of a Participating Company other than the Company receives an Award under the Plan, that Award can in no event be understood or interpreted to mean that the Company is the Employee's employer or that the Employee has an employment relationship with the Company.

15.3   **Rights as a Stockholder.** A Participant shall have no rights as a stockholder with respect to any shares covered by an Award until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided in Section 4.2 or another provision of the Plan.

15.4   **Fractional Shares.** The Company shall not be required to issue fractional shares upon the exercise or settlement of any Award.

15.5   **Beneficiary Benefits.** Subject to local laws and procedures, the Company may request appropriate written documentation from a trustee or other legal representative, court, or similar legal body, regarding any benefit under the Plan to which the Participant is entitled in the event of such Participant's death before such representative shall be entitled to act on behalf of the Participant and before a beneficiary receives any or all of such benefit.

15.6   **Unfunded Obligation.** Participants shall have the status of general unsecured creditors of the Company. Any amounts payable to Participants pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974, as amended. No Participating Company shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or fiduciary relationship between the Committee, an Officer Committee or any Participating Company and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant's creditors in any assets of any Participating Company. The Participants shall have no claim against any Participating Company for any changes in the value of any assets which may be invested or reinvested by the Company with respect to the Plan.

15.7   **Section 409A.** It is intended that all of the benefits and payments provided under the Plan satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A (together, with any state law of similar effect, "***Section 409A***") provided under Treasury Regulations Sections 1.409A-1(b)(4), 1.409A-1(b)(5), 1.409A-1(b)(6) and 1.409A-1(b)(9), and the Plan will be construed to the greatest extent possible as consistent with those provisions. To the extent not so exempt, the Plan and the payments and benefits to be provided hereunder are intended to, and will be construed and implemented so as to, comply in all respects with the applicable provisions of Section 409A. For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), any right to receive any installment payments under the Plan shall be treated as a right to receive a series of separate and distinct payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment.

To the extent that the Committee determines that any Award granted under the Plan is, or may reasonably be, subject to Section 409A, the Award Agreement evidencing such Award shall incorporate the terms and conditions necessary to avoid the consequences described in Section 409A(a)(1) of the Code (or any similar provision). Such terms and conditions shall include, without limitation, the following provision (or comparable provision of similar effect): "To the extent that (i) one or more of the payments or benefits received or to be received by a Participant upon "separation from service" (as defined under Treasury Regulation Section 1.409A-1(h) without regard to alternative definitions thereunder) pursuant to the Plan would constitute deferred compensation subject to the requirements of Section 409A, and (ii) the Participant is a "specified employee" within the meaning of Section 409A at the time of separation from service, then to the extent delayed commencement of any portion of such payments or benefits is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments and benefits shall not be provided to the Participant prior to the earliest of (i) the expiration of the six-month period measured from the date of separation from service, (ii) the date of the Participant's death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation on the Participant. Upon the first business day following the expiration of such applicable Section 409A(a)(2)(B)(i) period, all payments and benefits deferred pursuant to this paragraph shall be paid in a lump sum to the Participant, and any remaining payments and benefits due shall be paid as otherwise provided herein." If an Award Agreement is silent as to such provision, the foregoing provision is hereby incorporated by reference directly into such Award Agreement.

In addition, and notwithstanding any provision of the Plan to the contrary, in the event that the Committee determines that any Award is, or may reasonably be, subject to Section 409A and related Department of Treasury guidance (including such Department of Treasury guidance issued from time to time) or contains any ambiguity as to the application of Section 409A, the Committee may, without the Participant's consent, adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (A) exempt (or clarify the exemption of) the Award from Section 409A, (B) preserve the intended tax treatment of the benefits provided with respect to the Award, and/or (C) comply with the requirements of Section 409A and related Department of Treasury guidance.

Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Affiliates shall be responsible for, or required to reimburse or otherwise make any Participant whole for, any tax or penalty imposed on, or losses incurred by, any Participant that arises in connection with the potential or actual application of Section 409A to any Award granted hereunder.

(a) "*Affiliate*" means (i) an entity, other than a Parent Corporation, that directly, or indirectly through one or more intermediary entities, controls the Company or (ii) an entity, other than a Subsidiary Corporation, that is controlled by the Company directly, or indirectly through one or more intermediary entities. For this purpose, the term "control" (including the term "controlled by") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the relevant entity, whether through the ownership of voting securities, by contract or otherwise; or shall have such other meaning assigned such term for the purposes of registration on Form S-8 under the Securities Act.

(b) "*Award*" means any Option, SAR, Stock Purchase Right, Stock Grant, Restricted Stock Unit, Performance Share, Performance Unit or for service as a Director, cash-based amounts (including, without limitation, retainers) granted under the Plan.

(c) "*Award Agreement*" means a written (including electronic) agreement between the Company and a Participant setting forth the terms, conditions and restrictions of the Award granted to the Participant. An Award Agreement may be an "Option Agreement, an "SAR Agreement," a "Stock Purchase Agreement," a "Stock Grant Agreement," a "Restricted Stock Unit Agreement," "a "Performance Share Agreement" or a "Performance Unit Agreement."

(d) "*Board*" means the Board of Directors of the Company.

(e) "*Change of Control*" means:

(i) any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity or person, or any syndicate or group deemed to be a person under Section 14(d)(2) of the Exchange Act, is or becomes the "beneficial owner" (as defined in Rule 13d-3 of the General Rules and Regulations under the Exchange Act), directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company's then outstanding securities entitled to vote in the election of directors of the Company;

(ii) during any period of two (2) consecutive years, individuals who at the beginning of such period constituted the Board and any new directors, whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least three-fourths (3/4ths) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved (but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board) (the "*Incumbent Directors*"), cease for any reason to constitute a majority thereof;

(iii) there occurs a reorganization, merger, consolidation or other corporate transaction involving the Company (a "*Transaction*"), in each case with respect to which the stockholders of the Company immediately prior to such Transaction do not, immediately after the Transaction, own securities representing more than 50% of the combined voting power of the Company, a parent of the Company or other corporation resulting from such Transaction (counting, for this purpose, only those securities held by the Company's stockholders immediately after the Transaction that were received in exchange for, or represent their continuing ownership of, securities of the Company held by them immediately prior to the Transaction);

(iv) all or substantially all of the assets of the Company are sold, liquidated or distributed; or

(v) there is a "Change of Control" or a "change in the effective control" of the Company within the meaning of Section 280G of the Code and the regulations promulgated thereunder.

(f) "*Code*" means the United States Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

(g) "*Committee*" means the Executive Compensation Committee or other committee of the Board duly appointed to administer the Plan and having such powers as shall be specified by the Board. If no committee of the Board has been appointed to administer the Plan, the Board shall exercise all of the powers of the Committee granted herein, and, in any event, the Board may in its discretion exercise any or all of such powers.

(h)   "**Company**" means Adobe Inc., a Delaware corporation, or any successor corporation thereto.

(i)   "**Consultant**" means a person engaged to provide consulting or advisory services (other than as an Employee or a member of the Board) to a Participating Company, provided that the identity of such person, the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on, as applicable, (i) registration on a Form S-8 Registration Statement under the Securities Act, (ii) Rule 701 of the Securities Act, or (iii) other means of compliance with the securities laws of all relevant jurisdictions.

(j)   "**Director**" means a member of the Board or the board of directors of any other Participating Company.

(k)   "**Disability**" means the permanent and total disability of the Participant, within the meaning of Section 22(e)(3) and 409A(a)(2)(C)(i) of the Code.

(l)   "**Dividend Equivalent**" means a credit, made at the discretion of the Committee or as otherwise provided by the Plan, to the account of a Participant in an amount equal to the cash dividends paid on one share of Stock for each share of Stock represented by an Award held by such Participant.

(m)   "**Employee**" means any person treated as an employee (including an Officer or a member of the Board who is also treated as an employee) in the records of a Participating Company and, with respect to any Incentive Stock Option granted to such person, who is an employee for purposes of Section 422 of the Code; *provided, however,* that neither service as a member of the Board nor payment of a Director's fee shall be sufficient to constitute employment for purposes of the Plan.

(n)   "**Exchange Act**" means the United States Securities Exchange Act of 1934, as amended.

(o)   "**Fair Market Value**" means, as of any date, the value of a share of Stock or other property as determined by the Committee, in its discretion, or by the Company, in its discretion, if such determination is expressly allocated to the Company herein, subject to the following:

(i)   If, on such date, the Stock is listed on a national or regional securities exchange or market system, the Fair Market Value of a share of Stock shall be the closing price of a share of Stock (or the mean of the closing bid and asked prices of a share of Stock if the Stock is so quoted instead) as quoted on The Nasdaq Global Select Market, The Nasdaq Capital Market or such other national or regional securities exchange or market system constituting the primary market for the Stock, as reported in *The Wall Street Journal* or such other source as the Company deems reliable or such other value determined by the Committee in good faith. If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or market system, the date on which the Fair Market Value shall be established shall be the last day on which the Stock was so traded prior to the relevant date, or such other appropriate day as shall be determined by the Committee, in its discretion.

(ii)   If, on such date, the Stock is not listed on a national or regional securities exchange or market system, the Fair Market Value of a share of Stock shall be as determined by the Committee in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse.

(p)   "**Incentive Stock Option**" means an Option intended to be (as set forth in the Award Agreement) and which qualifies as an incentive stock option within the meaning of Section 422(b) of the Code. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Nonstatutory Stock Option.

(q)   "**Nonstatutory Stock Option**" means an Option not intended to be (as set forth in the Award Agreement) or not qualifying as an incentive stock option within the meaning of Section 422(b) of the Code.

(r)   "**Officer**" means any person designated by the Board as an officer of the Company.

(s)   "**Option**" means the right to purchase Stock at a stated price for a specified period of time granted to a Participant pursuant to Section 6 of the Plan. An Option may be either an Incentive Stock Option or a Nonstatutory Stock Option.

(t)   *"Parent Corporation"* means any present or future "parent corporation" of the Company, as defined in Section 424(e) of the Code.

(u)   *"Participant"* means any eligible person who has been granted one or more Awards.

(v)   *"Participating Company"* means the Company or any Parent Corporation, Subsidiary Corporation or Affiliate.

(w)   *"Participating Company Group"* means, at any point in time, all entities collectively which are then Participating Companies.

(x)   *"Performance Award"* means an Award of Performance Shares or Performance Units.

(y)   *"Performance Award Formula"* means, for an Award, a formula or table established by the Committee, which provides the basis for computing the value of an Award at one or more levels of attainment of the applicable Performance Goal(s) measured as of the end of the applicable Performance Period.

(z)   *"Performance Goal"* means a performance goal established by the Committee.

(aa)   *"Performance Period"* means a period established by the Committee at the end of which one or more Performance Goals are to be measured.

(bb)   *"Performance Share"* means a bookkeeping entry representing a right granted to a Participant pursuant to Section 9 of the Plan to receive a payment in Stock, a cash payment equivalent, or a combination thereof, as determined in the sole discretion of the Committee, based upon achievement of one or more Performance Goals.

(cc)   *"Performance Unit"* means a bookkeeping entry representing a right denominated in cash or property other than shares of Stock granted to a Participant pursuant to Section 9 of the Plan to receive a payment equal to the value of a Performance Unit based upon achievement of one or more Performance Goals.

(dd)   *Restricted Stock Unit"* means a bookkeeping entry representing a right granted to a Participant pursuant to Section 8 of the Plan to receive one share of Stock, a cash payment equal to the value of one share of Stock, or a combination thereof, as determined in the sole discretion of the Committee.

(ee)   *"Restriction Period"* means the period established in accordance with Section 8.5 of the Plan during which shares subject to a Stock Award are subject to Vesting Conditions.

(ff)   *"SAR"* means a bookkeeping entry representing, for each share of Stock subject to such SAR, a right granted to a Participant pursuant to Section 7 of the Plan to receive payment of an amount equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the SAR over the exercise price.

(gg)   *"Securities Act"* means the United States Securities Act of 1933, as amended.

(hh)   *"Service"* means a Participant's employment or service with the Participating Company Group as an Employee, a Consultant or a Director, whichever such capacity the Participant held on the date of grant of an Award. Unless otherwise determined by the Committee, a Participant's Service shall be deemed to have terminated if the Participant ceases to render service to the Participating Company Group in such initial capacity. However, a Participant's Service shall not be deemed to have terminated merely because of a change in the Participating Company for which the Participant renders such Service in such initial capacity, provided that there is no interruption or termination of the Participant's Service. A Participant's Service shall be deemed to have terminated either upon an actual termination of Service or upon the entity for which the Participant performs Service ceasing to be a Participating Company. Subject to the foregoing and to the extent applicable Section 409A, the Company, in its discretion, shall determine whether the Participant's Service has terminated and the effective date of such termination.

(ii)   *"Stock"* means the common stock of the Company, as adjusted from time to time in accordance with Section 4.2 of the Plan.

(jj)   *"Stock Award"* means an Award of a Stock Grant, a Stock Purchase Right or a Restricted Stock Unit Award.

(kk)   *"Stock Grant"* means Stock granted to a Participant pursuant to Section 8 of the Plan.

(ll)   *"Stock Purchase Right"* means a right to purchase Stock granted to a Participant pursuant to Section 8 of the Plan.

(mm)   *"Subsidiary Corporation"* means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code.

(nn)   *"Ten Percent Owner"* means a Participant who, at the time an Option is granted to the Participant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of a Participating Company (other than an Affiliate) within the meaning of Section 422(b)(6) of the Code.

(oo)   *"Vesting Conditions"* mean those conditions established in accordance with Section 8.5 of the Plan prior to the satisfaction of which shares subject to a Stock Award remain subject to forfeiture or a repurchase option in favor of the Company.



Adobe

BROADRIDGE CORPORATE ISSUER SOLUTIONS
C/O ADOBE Inc.
P.O. BOX 1342
BRENTWOOD, NY 11717

 **SCAN TO**
VIEW MATERIALS & VOTE

YOU CAN VOTE OVER THE INTERNET OR BY TELEPHONE
QUICK * EASY * IMMEDIATE * AVAILABLE
24 HOURS A DAY * 7 DAYS A WEEK

Adobe Inc. encourages you to take advantage of convenient ways to vote. If voting by proxy, you may vote over the internet, by telephone or by mail. Your internet or telephone vote authorizes the named proxies to vote in the same manner as if you marked, signed, and returned your proxy card. To vote over the internet, by telephone or by mail, please read the accompanying proxy statement and then follow these easy steps:

VOTE BY INTERNET
Before the meeting: Go to **www.proxyvote.com or scan the QR Barcode above**

Use the internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on April 19, 2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During the meeting: Go to **www.virtualshareholdermeeting.com/ADBE2023**

You may attend the meeting via the internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on April 19, 2023. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Adobe Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D31965-P49170   KEEP THIS PORTION FOR YOUR RECORDS

- -

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ADOBE INC.

Vote on Directors

The Board of Directors recommends a vote FOR the following:

1. Election of the twelve (12) Directors proposed in the accompanying Proxy Statement to serve for a one-year term.	**For**	**Against**	**Abstain**
1a. Amy Banse	☐	☐	☐
1b. Brett Biggs	☐	☐	☐
1c. Melanie Boulden	☐	☐	☐
1d. Frank Calderoni	☐	☐	☐
1e. Laura Desmond	☐	☐	☐
1f. Shantanu Narayen	☐	☐	☐
1g. Spencer Neumann	☐	☐	☐
1h. Kathleen Oberg	☐	☐	☐
1i. Dheeraj Pandey	☐	☐	☐
1j. David Ricks	☐	☐	☐
1k. Daniel Rosensweig	☐	☐	☐
1l. John Warnock	☐	☐	☐

Vote on Proposals

The Board of Directors recommends a vote FOR proposals 2, 3 and 4.

	For	**Against**	**Abstain**
2. Approve the 2019 Equity Incentive Plan, as amended, to increase the available share reserve by 12,000,000 shares.	☐	☐	☐
3. Ratify the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending on December 1, 2023.	☐	☐	☐
4. Approve, on an advisory basis, the compensation of our named executive officers.	☐	☐	☐

The Board of Directors recommends a vote for 1 YEAR on proposal 5.

	1 Year	**2 Years**	**3 Years**	**Abstain**
5. Approve, on an advisory basis, the frequency of the advisory vote on executive compensation.	☐	☐	☐	☐

The Board of Directors recommends a vote AGAINST proposal 6.

	For	**Against**	**Abstain**
6. Stockholder proposal - Report on Hiring of Persons with Arrest or Incarceration Records.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjourment or postponement thereof.

Sign exactly as your name(s) appear(s) on the stock certificate. If shares of stock stand of record in the names of two or more persons, or in the name of husband and wife, whether as joint tenants or otherwise, both or all of such persons should sign the proxy card. If shares of stock are held of record by a corporation, the proxy card should be executed by a President or Vice President and a Secretary or Assistant Secretary. Executors or administrators or other fiduciaries who execute the proxy card for a deceased stockholder should give their full title. Please date the proxy card.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report on Form 10-K are available at
https://www.proxyvote.com.

D31966-P49170

ADOBE INC.

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned hereby appoints each of John Warnock and Shantanu Narayen with full power of substitution, to represent the undersigned and to vote all of the shares of stock in Adobe Inc. (the "Company") which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company, to be held virtually on Thursday, April 20, 2023 at 9:00 a.m. Pacific Time and at any adjournment or postponement thereof: (1) as hereinafter specified upon the proposals listed on the reverse side and as more particularly described in the Company's Proxy Statement, receipt of which is hereby acknowledged, and (2) in their best judgment upon such other matters as may properly come before the meeting or any adjournment or postponement thereof.

The shares represented hereby shall be voted as specified. **If no specification is made, such shares shall be voted FOR the election of each of the nominees listed on the reverse side for the Board of Directors, FOR Proposals 2, 3 and 4, for 1 YEAR with respect to Proposal 5, and AGAINST Proposal 6**. Whether or not you are able to attend the meeting, you are urged to sign and mail the proxy card in the return envelope so that the stock may be represented at the meeting.

IF YOU ELECT TO VOTE BY MAIL, PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)